3/10

06016881

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Solar Energy Holdings Ltd.

*CURRENT ADDRESS Clarendon House
Church Street
Hamilton HM 11
Bermuda

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 20 2006 E
THOMSON
FINANCIAL

FILE NO. 82- 35015 FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: ERS

DAT : 9/18/06

082-35015

China Solar Energy Holdings Limited
華基光電能源控股有限公司*

(Formerly known as EBCAPITAL International Holdings Limited)
([illegible])

(Stock Code 股份代號: [illegible])

CHINASOLAR
ENERGY

3-31-06
AR/S

Annual Report 2006 年報



*For Identification Purpose Only 僅供識別

Contents
目錄

Corporate Information
公司資料

CHAIRMAN AND NON-EXECUTIVE DIRECTOR

Dr Zoltan J. Kiss

EXECUTIVE DIRECTORS

Seligman Pierre
Chu Chik Ming Jack
Chan Wai Kwong Peter

INDEPENDENT NON-EXECUTIVE DIRECTORS

Chow Siu Ngor
Yin Tat Man
Tam Kam Biu William

COMPANY SECRETARY

Tsang Wai Wa

QUALIFIED ACCOUNTANT

Tsang Wai Wa

AUDITORS

Grant Thornton
Certified Public Accountants

LEGAL ADVISERS

Hong Kong
Baker & McKenzie

Bermuda
Conyers Dill & Pearman

PRINCIPAL BANKERS

Industrial and Commercial Bank of China (Asia) Limited
Hong Kong and Shanghai Banking Corporation Limited

主席兼非執行董事

Dr Zoltan J. Kiss

執行董事

Seligman Pierre
朱植明
陳為光

獨立非執行董事

鄒小岳
袁達文
譚錦標

公司秘書

曾偉華

合資格會計師

曾偉華

核數師

均富會計師行
執業會計師

法律顧問

香港
貝克麥堅時律師行

百慕達
Conyers Dill & Pearman

主要往來銀行

中國工商銀行（亞洲）有限公司
香港上海滙豐銀行有限公司

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM 11
Bermuda

註冊辦事處

Clarendon House
Church Street
Hamilton HM 11
Bermuda

PRINCIPAL PLACE OF BUSINESS

21/F.,
3 Lockhart Road,
Wan Chai,
Hong Kong

主要營業地點

香港
灣仔
駱克道3號
21樓

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

股份過戶登記總處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

HONG KONG BRANCH REGISTRARS AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

香港股份過戶登記分處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心46樓

COMPANY WEBSITE

www.chinasolar-energy.com

公司網址

www.chinasolar-energy.com

STOCK CODE

155

股份代號

155

Chairman's Statement
主席報告書

To Our Fellow Shareholders

On behalf of the board of Directors (the "Board"), I hereby present the annual results of China Solar Energy Holdings Limited (formerly known as REXCAPITAL International Holdings Limited) (the "Company") and its subsidiaries (together, the "Group") for the financial year ended 31 March 2006.

OPERATING RESULTS

During the year ended 31 March 2006, the Group recorded a turnover of HK$12,354,000 (2005: HK$3,769,000). The loss attributable to equity holders was HK$95,506,000 (2005: loss of HK$376,313,000).

The Board does not recommend the payment of a final dividend for the year ended 31 March 2006.

OUTLOOK

After the acquisition of 51% of a private U.S based solar photovoltaic (PV) company, Terra Solar Global, Inc. (Terra Solar), our group has been in the forefront of the next generation of PV technologies which are thin film PV. Terra Solar is a pioneer in the field of thin film PV technology and is most renowned for the commercialization of this technology. The manufacturing costs of thin films are half or a third of the cost of crystalline or poly-crystalline silicon and indeed some of Terra Solar's factories have produced and delivered mega watt quantities of PV modules under U.S.$2/watt.

Our group is involved with two specific thin films; Amorphous Silicon (a-Si) of which factories that were built by Terra Solar personnel over the past 15 years have produced over 75MW and these have been installed around the world. The next generation of thin film that we plan to commercialize is Copper, Indium, Gallium, Selenium (CIGS), this has an efficiency of approximately twice of a-Si, while its manufacturing cost is about the same per the same area as a-Si and this is what we believe will be the primary PV for the next decade in the PV industry.

致各股東

本人謹代表董事會（「董事會」）呈報中國光電能源控股有限公司（前稱御泰國際控股有限公司）（「本公司」）及其附屬公司（統稱「本集團」）截至二零零六年三月三十一日止財政年度之業績。

經營業績

於截至二零零六年三月三十一日止年度，本集團錄得營業額12,354,000港元（二零零五年：3,769,000港元）。權益持有人應佔虧損為95,506,000港元（二零零五年：虧損376,313,000港元）。

董事會不建議派發截至二零零六年三月三十一日止年度末期股息。

前景

收購Terra Solar Global, Inc（Terra Solar，一間私人美國太陽能光伏公司）51%之股份後，本集團走在下一代光伏技術（即薄膜光伏）的最前端。Terra Solar乃薄膜光伏技術業之先鋒，以將該技術商品化最為著名。薄膜的製造成本是結晶或多晶矽的一半或三分之一；誠然，若干Terra Solar工廠以每瓦特2美元的價格生產及提供兆瓦特容量的PV組件。

本集團主要牽涉兩種特別的薄膜。Terra Solar人員過去十五年內所建工廠已生產七十五兆瓦以上的非晶矽(a-Si)，並且已於全世界安裝。本公司計劃商品化之下一代薄膜為銅、銦、鎵、硒(CIGS)，其工效約為a-Si的兩倍，而其製造成本於同一面積當中同等，因此本公司相信它是未來十年光伏市場的主要光伏。

The PV industry has been growing at better than 30% per annum, during the last 3 years at better than 40% per annum. It has primarily been based on crystalline and poly-crystalline silicon which represented about 95% of the industry. There is a world wide shortage of silicon feedstock and this makes the PV industry entirely an availability of product controlled industry. The industry could grow as much as 50% next year. Some forecasts predict that because of the shortage of crystalline and poly-crystalline silicon that the growth will be under 10%. And this gives our group an added great opportunity. In our case, we have the availability and the ability to build thin film PV manufacturing facilities; we have the ability to build capacity. Capacity for a-Si and capacity for CIGS. These modules are not limited, are not affected by the crystalline silicon shortage. As I mentioned earlier, they are of substantially lower costs and this opportunity we cannot miss.

光伏市場每年增長超過30%，於過去三年增長超過40%。業界當中以結晶矽及多晶矽為主，佔95%。全球矽原料出現短缺，令光伏工業完全成為產品控制型的行業之時，來年光伏業有望增長50%。有分析家預料因結晶矽及多晶矽出現短缺，其增幅將少於10%，這足為本公司提供另一個絕佳良機。就本公司而言，本公司擁有供應能力及能力以建設光伏薄膜製造設施，本公司有能力構建容量 a-Si容量及CIGS容量。此等組件並無限制，亦不受結晶矽的短缺所影響。如本人之前所述，該等原料成本極低，本公司定不能錯失良機。

APPRECIATION

On behalf of the Board, I would like to take this opportunity to express my heartfelt appreciation to our shareholders, investors and business partners for their continued support and confidence in the Group. I would also like to thank the management team and all staff members for their devoted service and loyalty.

Last, but not least, I would like to thank my fellow directors who have offered invaluable advice and leadership over the year.

Dr Zoltan J. Kiss
Chairman

Hong Kong, 27 July 2006

致謝

本人謹藉此機會代表董事會，對各股東、投資者及業務夥伴於過去一年給予本集團不斷的支持和信任，深表謝意。同時，對於管理層及各員工對公司業務的熱誠投入及忠誠，特此致謝。

最後，在過去的一年，各董事在董事會內提供許多寶貴意見及領導，本人亦在此一併感謝。

主席
Dr Zoltan J. Kiss

香港，二零零六年七月二十七日

Management Discussion and Analysis
管理層討論及分析

BUSINESS REVIEW AND PROSPECTS

During the period under review, the Group, in addition to continue to be principally engaged in two major businesses – strategic investments and capital market activities as well as financing business, has one more business in solar industry. The solar business was our group's new investment which became part of our group in this January.

業務回顧及前景

於回顧期內，本集團除了繼續從事兩項主要業務－策略性投資及資本市場活動，以及融資業務外，還新增了太陽能業務。太陽能業務為本集團之新投資項目，於今年一月成為本集團之一部份。

STRATEGIC INVESTMENTS AND CAPITAL MARKET ACTIVITIES

Due to the issuance of the new accounting standard, turnover for trading of securities was restated to zero and instead, net effect between the sales proceeds and the cost of the securities sold was shown under the term "Fair value gain on financial assets at fair value through profit of loss/unrealised loss on trading securities at fair value" which was gain of approximately HK$4,880,000 (2005: loss of approximately HK$15,447,000). The improvement was due to the improving economic conditions strengthened market confidence which favorably affected the performance of the Group's securities investments.

策略性投資及資本市場活動

根據新頒佈之會計準則，證券買賣的營業額重新呈列為零，而銷售證券之銷售所得款項與成本之間之影響淨額列於「按公允價值列入損益賬之金融資產之公允價值收益／按公允價值列賬之交易證券未變現虧損」，有關金額為收益約4,880,000港元（二零零五年：虧損約15,447,000港元）。有關改善是由於經濟好轉令市場信心增強，有利於本集團證券投資的表現。

Financing Business

For the period under review, turnover from this business segment accounted for 30.88% of the total turnover of the Group. Demand for finance is growing in tandem with the general expansion of corporate and investment activity and we believe that the Group will benefit from these opportunities. Although we adopt a prudent and conservative financing policy to maintain strict control of risk to protect the interests of our shareholders, we still take a prudent approach to make provision for doubtful debts of approximately HK$14 million to reflect the risk arising from the policy to the interest rate of China.

融資業務

於回顧期間，此業務分部之營業額佔本集團總營業額之30.88%。隨著企業及投資活動整體擴展，融資服務之需求亦同時增加，本集團相信本集團將受惠於此等良機。儘管本集團採用審慎及保守之融資政策，保持嚴格之風險監控以保障本集團股東之利益，本集團仍審慎地作出約14,000,000港元之呆賬撥備以反映中國利率政策所產生之風險。

Solar Business

Despite the acquisition of the Terra Solar group was completed in January 2006, Terra Solar Group has already contributed the group's turnover by approximately HK$7.7M, representing 62.53% (2005: N/A)

太陽能業務

儘管於二零零六年一月方完成收購Terra Solar集團，Terra Solar集團已為本集團貢獻營業額約7,700,000港元，佔62.53%（二零零五年：不適用）。

Placing of New Shares

In March 2006, the Company completed the placement of 256,750,000 new shares to independent investors, at HK$0.59 per share, raising net proceeds of approximately HK$139 million which would be used for general working capital and future investments. We were delighted with the overwhelming positive response from independent investors to this placement, which we believe is a reflection of the financial market's confidence in the Group's investment value and growth potential. The placement has not only broadened the Group's shareholder base but also boost the liquidity of our shares.

配售新股

二零零六年三月，本公司完成向獨立投資者配售256,750,000股新股，每股作價0.59港元，集資所得款項淨額約為139,000,000港元，用作一般營運資金及未來投資之用。本公司喜見此次配售得到獨立投資者的大力支持，充分反映金融市場對本集團的投資價值及增長潛力信心十足。配售事項有利本集團擴大股東基礎並增加股份流通量。

Private Placing of Listed Warrants

In June 2005, the Company issued 550,000,000 listed warrants by way of private placing at the issue price of HK$0.046 per warrant, each conferring the right to subscribe for one new share at the initial exercise price of HK$0.116 up to an aggregate amount of HK$63,800,000 at any time during the period from 4 July 2005 to 3 July 2007. The Directors are of the view that the placing of warrant is a good opportunity to strengthen the Group's financial position and enhance its ability to develop and capture business opportunities. The net proceeds of approximately HK$24.0 million was used for general working capital and investment.

私人配售上市認股權證

於二零零五年六月，本公司以私人配售方式發行550,000,000份上市認股權證，每單位認股權證之發行價為0.046港元，賦予持有人可於二零零五年七月四日至二零零七年七月三日止期間內任何時間，以初步行使價每股0.116港元認購一股新股，合共可認購最多63,800,000港元之股份。董事認為是次配售認股權證為本集團鞏固財務狀況提供良機，並可增強其發展及把握商機的能力。所得款項淨額約24,000,000港元已用作一般營運資金及投資。

Management Discussion and Analysis
管理層討論及分析

Acquisition of Solar Energy Business

In July 2005, the Company entered into a sale and purchase agreement with Multichannel Investments Limited. Pursuant to the agreement, the Company acquired the entire issued share capital of Eaglefly Technology Limited ("Eaglefly") for a total consideration of approximately HK$161 million. Upon completion of the acquisition, Eaglefly is a wholly-owned subsidiary of the Company. The Group, through Eaglefly, holds a 51% equity interest in Terra Solar Global Inc. and its subsidiaries (the "Terra Solar Group") with this investment forming the basis of the Group's entry into the solar energy business. The Group believes that solar power will bring dynamic, long-term business opportunities, especially against the background of recent oil price rises, growing worldwide energy demand and the apparent decline in fossil-fuels reserves as an affordable and sustainable resource. In addition, the Group believes its investment in the Terra Solar Group will strengthen the Group's earning potential and recurrent income base and have a positive impact on the Group's long term profitability.

收購太陽能業務

於二零零五年七月，本公司與Multichannel Investments Limited訂立買賣協議。根據協議，本公司以總代價約161,000,000港元收購Eaglefly Technology Limited（「Eaglefly」）全部已發行股本。收購完成後，Eaglefly成為本公司之全資附屬公司。本集團亦透過Eaglefly持有Terra Solar Global Inc.及其附屬公司（「Terra Solar集團」）51%權益，藉此為本集團進軍太陽能業務奠定基礎。鑒於近期油價上漲，全球對能源需求上升，以及化石燃料儲備的價格競爭力及資源持續性減弱，本集團相信太陽能將為本集團帶來充滿活力且長遠的商機。此外，本集團深信Terra Solar集團的投資可帶動本集團之盈利潛力及經常性收入基礎，對本集團之長線盈利能力將帶來正面影響。

Overall

Compared with last year, our results for the year under review reflected an improvement from the business operations because of the financial market in strategic investments and capital market activities are improved as a result of the gradual recovery of the Hong Kong economy in the year of 2005. And our new investment in the solar industry also has turnover contributed to our group even though the acquisition of 51% TerraSolar Global, Inc. ("TerraSolar"), a US based private solar photovoltaic company was completed in January 2006.

In May 2006, the name of our company have completely changed from "REXCAPITAL International Holdings Limited" to "China Solar Energy Holdings Limited". This is the beginning of a new era in our group, the Photovoltaic era.

總結

與去年回顧期間的業績相比，本回顧年度的業務營運業績明顯改善，原因是本港經濟於二零零五年逐漸復甦，令金融市場之策略性投資及資本市場活動得以改善。而本集團新投資一太陽能業亦為本集團貢獻營業額，儘管收購Terra Solar Global, Inc.（「Terra Solar」，美國私人太陽能光伏公司）的51%股份於二零零六年一月方完成。

於二零零六年五月，本公司公司名稱由「御泰國際控股有限公司」改稱為「中科光電能源控股有限公司」，開展本集團光伏業務的新紀元。

The PV business has been growing at average rate of over 30% over the past five years. Recently there has been a huge shortage of silicon feedstock which has caused a huge shortage of PV modules. The price of silicon was US$9.-/Kilogram in 2000 and now it is well over US100.-/kilogram.

To meet the surging demand and supply limitations, some players are shifting to the next generation of PV Technology; thin film. Terra Solar and their technical staff have been innovators in the thin film PV industry for more than 30 years. They built and commercialized the first thin film amorphous Silicon production line in 1982.

Our company will leverage on Terra Solar's experience and know-how in the thin film PV technology to become the largest supplier of low cost thin film modules. In the first stage, we expect to have 50 MW production capacity through our OEM business model. Our OEM partner will own and operate the manufacturing facilities and sell the modules to China Solar Energy. This low capex business model gives our Group large production capacity with minimal financial risk.

Our challenge to invest at the right pace and at the right time in the growing markets to diversify our investment, i.e. Terra Solar, has proved successfully. We are certain that the solar-energy-related business will become a new engine to increase our Group's earnings in the future.

In the year ahead, we will focus our efforts in expanding the newly acquired solar-energy-related business while continue to develop our existing core business segments in order to maximize the returns for our shareholders.

過往五年，光伏業務平均增長超過30%，近年，矽原料嚴重短缺，導致光伏模組嚴重短缺。二零零零年，矽的價格為9美元／公斤，及至今日已高于100美元／公斤。

為應付需求急增及供應不足問題，若干競爭者正轉營下一代光伏技術－薄膜。三十年來，Terra Solar及其技術員工為薄膜光伏業界的先鋒，彼等於一九八二年建立第一條薄膜非結晶矽生產線，並將其商品化。

本公司憑藉着Terra Solar於薄膜光伏科技的經驗及技術，成為低成本薄膜模組的最大供應商。第一步，本公司期望透過本公司的OEM業務模式，達到50兆瓦（百萬瓦特）的生產力。本公司的OEM夥伴將擁有及營運製造設施，以及向華基光電能源控股有限公司出售模組。此低資本開支業務模式為本集團提供龐大生產力及低財務風險。

本集團成功以適當的步伐及適當的時間，於新興市場作出投資（即Terra Solar的投資），令本集團的投資組合更為多元化。本集團相信太陽能相關業務日後將成為本集團盈利增長的新動力，增加本集團來年的盈利。

展望來年，本集團將集中致力於擴展新收購的太陽能相關業務，並同時繼續發展現有的核心業務，務求為本公司股東爭取更豐厚的回報。

Management Discussion and Analysis
管理層討論及分析

FINANCIAL REVIEW

Results

For the year ended 31 March 2006, the Group recorded a turnover of approximately HK$12,354,000 (2005: HK$3,769,000), representing a increase of approximately 228%. The increase in turnover was mainly due to the contribution from the solar business though the acquisition of the solar business was completed in the second half of January 2006.

Loss attributable to equity holders of the Company was HK$95,506,000 (2005: loss of HK$376,313,000). The basic loss per share was 3.32 cents (2005: 18.05 cents). In current year, the loss was mainly due to i) the written off of the goodwill of approximately HK$47.9 million against the subsidiary which is engaged in capital market activities; ii) the increase in the personnel expenses of the group of approximately HK$24 million due to the recognition of the fair value of the share options granted to staff and consultants as a result of the new accounting standard and iii) provision of doubtful debts of approximately HK$19 million. If these factors were taken out, the loss for the year was approximately HK$6,400,000 which was when compared with that of last year.

Last year, the loss was mainly due to the provision of doubtful debts in other receivables which resulted in a provision of HK$350,000,000. If the provision was taken into account, the loss for last year was HK$26,313,000.

財務回顧

業績

於截至二零零六年三月三十一日止年度，本集團營業額約為12,354,000港元（二零零五年：3,769,000港元），上升約228%。儘管太陽能業務於二零零六年一月方始完成收購，營業額上升主要歸因於太陽能業務的貢獻。

本公司權益持有人應佔虧損為95,506,000港元（二零零五年：虧損376,313,000港元）。每股基本虧損為3.32仙（二零零五年：18.05仙）。本年度，虧損主要由於i)從事資本市場活動之附屬公司所佔商譽撇銷約為47,900,000港元；ii)確認因應新會計標準而授予員工及顧問之購股權之公平值，導致本集團的人事開支增加約24,000,000港元及iii)作出約19,000,000港元呆賬撥備所致。若剔除此等因素，本年度之虧損約為6,400,000港元，較去年的業績更佳。

去年之虧損主要由於就其他應收款項之呆賬作出撥備350,000,000港元所致。若將撥備包括在內，去年之虧損為26,313,000港元。

In last year, the provision of HK$350,000,000 represented the non-payment of the consideration from the disposal of the Group's interest in 87.5% of the issued shares in REXCAPITAL Infrastructure Limited ("RIL"). On 29 October 2003, the Group entered into a sale and purchase agreement with Sky China Holdings Limited, an independent third party, for the disposal of a 87.5% interest in RIL. Despite repeated demands made by the Group, Sky China Holdings Limited has failed to make full payment. As a result of default in payment of the purchase consideration, the Group decided to adopt a prudent treatment in respect of doubtful debts and accordingly a provision of HK$350,000,000 has been made.

去年，該撥備為350,000,000港元，相當於出售本集團於REXCAPITAL Infrastructure Limited（「RIL」）之87.5%已發行股份權益而未能收取之代價款項。於二零零三年十月二十九日，本集團與獨立第三方Sky China Holdings Limited訂立買賣協議，以出售RIL之87.5%權益。儘管本集團多番要求，Sky China Holdings Limited仍未能全數支付款項。基於未能如期收取購買代價款項，本集團決定對呆賬採取審慎措施，因而作出撥備350,000,000港元。

Liquidity, Financial Resources and Funding

At 31 March 2006, the Group had net current assets of HK$179,774,000 (2005: HK$38,042,000). The increase was due to the increase in cash and cash equivalents as a result of the exercise of share options, exercise of warrants during the year and the private placing of shares in March 2006.

At 31 March 2006, the Group had a total of HK$147,419,000 in cash and cash equivalents (2005: HK$7,841,000). Most of the cash reserves were placed in Hong Kong dollar short-term deposits with major banks in Hong Kong.

The liquidity ratio of the Group, represented by a ratio between current assets over current liabilities, was 625% (2005: 292%), reflecting adequacy of financial resources.

The indebtedness of the Group as at 31 March 2006 was HK$3,832,000 (2005 : HK$16,147,000).

流動資金、財務資源及資金

二零零六年三月三十一日，本集團流動資產淨值為179,774,000港元（二零零五年：38,042,000港元）。有關升幅乃由於行使購股權、年內行使認股權證及於二零零六年三月私人配售股份令現金及現金等值物增加所致。

二零零六年三月三十一日，本集團現金及現金等值物合共為147,419,000港元（二零零五年：7,841,000港元）。大部分現金儲備以港幣短期存款方式存放於香港主要銀行。

本集團以流動資產除以流動負債計算之流動資金比率為625%（二零零五年：292%），反映財政資源充裕。

本集團於二零零六年三月三十一日之債務為3,832,000港元（二零零五年：16,147,000港元）。

Foreign Exchange Exposure

The Group is exposed to a very limited level of exchange risk as the foreign currency that the group dealing with are mainly denominated in US dollars to which Hong Kong dollars was pegged.

外匯風險

由於本集團用以交易之外匯主要為與港元掛鈎之美元，故本集團面對之外匯風險非常有限。

Management Discussion and Analysis
管理層討論及分析

Share Capital Structure

During the year under review, in June 2005, the Company issued up to a maximum of 550,000,000 listed warrants by way of private placing at the issue price of HK$0.046, each conferring the right to subscribe for one new share at the initial exercise price of HK$0.116 up to an aggregate amount of HK$63,800,000 at any time during the period from 4 July 2005 to 3 July 2007. As at 31 March 2006, 4,850,000 warrants have been exercised.

In January 2006, upon the completion of the acquisition of the entire issued share capital of Eaglefly Technology Limited, the company issued 600,000,000 new shares of HK$0.01 each at price HK$0.223 as Consideration shares to Multichannel Investments Limited.

In March 2006, a private placing of 256,750,000 new shares of HK$0.01 each at price HK$0.59 to independent third parties was completed.

Share options exercised at HK$0.166 per share during the year resulted in the issue of 18,500,000 ordinary shares of the Company.

Apart from the above, there was no change in the share capital structure of the Company during the year under review.

Material Acquisition and Disposal of Subsidiaries

On 9 July 2005, the Company entered into the Sale and Purchase Agreement with the Vendor pursuant to which, the Vendor agreed to sell and the Company agreed to acquire (a) the entire issued share capital of Eaglefly; and (b) the Shareholder's Loan and accrued interest, if any, due from Eaglefly to the Vendor calculated up to and including the date of completion of the Sale and Purchase Agreement. Upon completion of the Sale and Purchase Agreement, Eaglefly will become a direct wholly-owned subsidiary of the Company.

股本結構

於回顧年內，於二零零五年六月，本公司透過按發行價0.046港元進行私人配售，發行最多550,000,000份上市認股權證，各賦予權利於二零零五年七月四日至二零零七年七月三日期間內任何時間按初步行使價0.116港元認購一股新股，最高認購額合共為63,800,000港元。於二零零六年三月三十一日，4,850,000份認股權證已獲行使。

二零零六年一月，完成收購Eaglefly Technology Limited所有已發行股本後，本公司以每股0.223港元之價格向Multichannel Investments Limited發行600,000,000股每股面值0.01港元之新股，作為代價股份。

二零零六年三月，本公司完成以每股0.59港元之價格向獨立第三方私人配售256,750,000股每股面值0.01港元之新股。

於本年度內，購股權以每股0.166港元之價格獲行使，致使本公司發行18,500,000股普通股。

除上文所述外，本公司於回顧年內之股本結構並無變動。

重大收購及出售附屬公司

於二零零五年七月九日，本公司與賣方訂立買賣協議，據此，賣方同意出售而本公司同意收購(a) Eaglefly全部已發行股本；及(b) Eaglefly結欠賣方之股東貸款及計至買賣協議完成當日（包括該日）之應計利息（如有）。待買賣協議完成後，Eaglefly將成為本公司之直接全資附屬公司。

The purchase consideration is HK$158,174,000 which was satisfied as to HK$24,374,000 (equivalent to US$3,145,000) by way of cash and with fair value of HK$133,800,000 by issuing 600,000,000 ordinary shares of the Company with fair value of HK$0.223 per share determined using the market price of the Company's share at the date of Acquisition of. After taking into account the professional fees incidental to the Acquisition of HK$3,224,000, the total acquisition cost amounts to HK$161,398,000.

收購代價為158,174,000港元，其中24,374,000港元（相等於3,145,000美元）以現金支付，其餘133,800,000港元則透過使用本公司股份於收購日之市價釐定之公平值每股0.223港元發行600,000,000股普通股支付。在計入收購之專業費用3,224,000港元後，總收購成本為161,398,000港元。

The acquisition was completed on 19 January 2006.

收購於二零零六年一月十九日完成。

Charges on Group's Assets

As at 31 March 2006, the Group's trading securities with market value of approximately HK$16,173,000 (2005: HK$11,018,000) have been pledged to secure from stock brokers loans of HK$28,802,000 (2005: HK$2,787,000) granted to its subsidiary.

集團資產抵押

於二零零六年三月三十一日，本集團市值約16,173,000港元（二零零五年：11,018,000港元）之交易證券已作抵押，以為其附屬公司取得股票經紀貸款28,802,000港元（二零零五年：2,787,000港元）。

Contingent Liabilities

On 21 September 1999, a former director of the Company, Mr Wong Chong Shan, commenced proceedings in the High Court against the Company claiming a sum of HK$5,000,000. Mr Wong Chong Shan alleged that he paid the said sum on the Company's behalf in August 1997 to a third party as deposit and that the Company failed to make repayment to him. The directors have considered the matter and are of the opinion that since no positive steps have been taken by Mr Wong Chong Shan to proceed with the action since June 2000, it is not necessary at this stage to make a provision in the financial statements for these proceedings.

或然負債

於一九九九年九月二十一日，本公司之前任董事黃劍山先生於高等法院提出向本公司索償合共5,000,000港元。黃劍山先生宣稱於一九九七年八月代表本公司向第三方支付該等款項作為按金，惟本公司並未向其償還該款項。董事在考慮有關事宜後，認為由於黃劍山先生自二零零零年六月後並無就有關訴訟採取行動，故認為在現階段毋須就此訴訟於財務報表中作出撥備。

Human Resources

As at 31 March 2006, the Group had 32 full time employees.

The Group remunerated its employees mainly based on the individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance.

人力資源

於二零零六年三月三十一日，本集團共有32名全職僱員。

本集團主要按個別員工之表現及經驗釐定員工薪酬。除基本薪酬外，本集團亦會按本集團業績及個別員工之表現向合資格僱員發放不定額花紅及購股權。

Biographical Details of Directors and Senior Management
董事及高層管理人員履歷

CHAIRMAN AND NON-EXECUTIVE DIRECTORS

Dr Zoltan J. Kiss, aged 74, became the Chairman and non-executive director of the group on 24 January 2006. Dr Kiss formed the Terra Solar Group in the 1990s. He has been an innovator in photovoltaics since the 1970s and is responsible for the development of the technology and manufacturing capacity that is used in a majority of the world's thin-film PV production. In 1959 he received a Ph.D. degree in physics, specializing in solid-state physics. In that same year, he also spent a post-doctoral year at Oxford University, Oxford, U.K. as an NRC fellow. Dr. Kiss has over 100 publications and 17 patents in the different technical fields over the past 30 years. According to articles published in the New York Times, Dr. Zoltan Kiss is one of the renowned experts in the solar power industry.

主席兼非執行董事

Dr Zoltan J. Kiss，**74**歲，於二零零六年一月二十四日成為本集團的主席兼非執行董事。**Dr Kiss**於九十年代成立**Terra Solar**集團。彼自七十年代起一直為光能發電的革新者，負責開發全球大部份光伏薄膜生產所採用的技術與產能。一九五九年，彼獲得物理學博士學位，專修固態物理學。同年，彼於英國牛津牛津大學進修博士後課程，擔任客席研究員。**Dr. Kiss**於過往三十年間在不同的技術界著有逾百本刊物及十七個專利。根據紐約時報刊載文章所述，**Dr. Zoltan Kiss**是太陽能工業中其中一位最著名的專家。

EXECUTIVE DIRECTORS

Mr SELIGMAN Pierre, aged 41, joined the group as an executive director on 7 February 2005 and was appointed as Managing Director in 2006. He holds a Bachelors degree in French Literature and a textile degree in knitwear from the University of Leeds in the United Kingdom. He has more than 15 years experience in local and overseas trading business working as a senior executive.

Mr CHU Chik Ming Jack, aged 50, was appointed as an executive director on 7 February 2006. He holds a MBA degree in real estate, a Bachelor of Science degree in business management and an associate degree in construction. He is a Certified Commercial Investment Member. He has extensive experience in strategic investment of number of essential business and IT projects focused at creating an e-Commerce infrastructure in China. Prior to that, Mr Chu was a real estate consultant, consulting on project feasibility, site selection as well as property market analysis.

執行董事

Seligman Pierre先生，**41**歲，於二零零五年二月七日加入本集團出任執行董事，於二零零六年獲委任為董事總經理。彼持有法國文學學士學位及英國利茲大學針織學紡織學位。彼擁有逾十五年於本地及海外貿易業務方面出任高級行政人員之經驗。

朱植明先生，**50**歲，於二零零六年二月七日獲委任為執行董事。彼持有房地產工商管理碩士學位、商業管理理學士學位及建築學副學士學位，並為商業投資委員。彼於多項及專注在中國建立電子商貿基建之主要業務及資訊科技項目之策略性投資方面有豐富經驗。在此之前，朱先生為房地產顧問，就項目可行性、選址及物業市場分析提供諮詢意見。

Mr CHAN Wai Kwong Peter, aged 53, was appointed as an executive director on 8 April 2002. He graduated with a bachelor degree in Social Science (Economics) from the University of Western Ontario, Canada in 1978. Mr Chan has over 23 years of experience in marketing and business development. Prior to joining the Group, Mr Chan was a chief operation officer of Chinainfohighway Hong Kong Limited, a total Internetsolutions provider. Mr Chan is also an executive director of Mobile Telecom Network (Holdings) Limited and an independent non-executive director of China Golden Development Holdings Limited, both are listed companies in Hong Kong.

陳偉光先生，53歲，於二零零二年四月八日獲委任為執行董事。陳先生於一九七八年畢業於加拿大西安大略大學，獲頒社會科學（經濟）學士學位。陳先生於市場推廣及業務發展方面擁有逾23年經驗。陳先生於加入本集團前，曾為一家全套互聯網方案供應商國訊通(香港)有限公司之首席營運總監。陳先生亦為流動電訊網絡（控股）有限公司之執行董事及中國金展控股有限公司之獨立非執行董事，以上兩家均為香港上市公司。

INDEPENDENT NON-EXECUTIVE DIRECTORS

獨立非執行董事

Mr CHOW Siu Ngor, aged 51, was appointed as an independent non-executive director on 5 October 1998 and a member of the audit committee of the Company on 29 March 1999. Mr Chow is a practising solicitor in Hong Kong. Mr Chow graduated from the Chinese University of Hong Kong in 1981 with an honours degree in Social Science. He then obtained an honours degree in Laws from the University of Birmingham in 1987. Mr Chow was admitted as a solicitor of the Supreme Court of Hong Kong in 1990 and has been in private practice since then. Currently, Mr Chow is an Assistant Solicitor with Messrs P. C. Woo & Co., Solicitors & Notaries of Hong Kong. Mr Chow also serves as an independent non-executive director of three other listed companies in Hong Kong namely CCT Tech International Limited, China Solar Energy Holdings Limited and eForce Holdings Limited.

鄒小岳先生，51歲，於一九九八年十月五日獲委任為獨立非執行董事，並於一九九九年三月二十九日獲委任為本公司審核委員會成員。鄒先生為香港執業律師。鄒先生於一九八一年在香港中文大學畢業，獲得社會科學榮譽學位。鄒先生其後於一九八七年取得伯明翰大學法律榮譽學位，彼於一九九零年獲認許為香港高等法院律師，自此從事私人執業。目前，彼為香港律師及公證人胡百全律師事務所之助理律師。鄒先生亦為另外三家香港上市公司即中建科技國際有限公司、華基光電能源控股有限公司及意科控股有限公司之獨立非執行董事。

Mr YIN Tat Man, aged 46, was appointed as an independent non-executive director and a member of the Company's audit committee on 30 September 2005. He holds a Bachelor of Science degree from University of Toronto in Canada. He is a professional business executive with over 20 years of experience in the information technology industry specializing in the field of project management, risk management and channel management. Currently, Mr Yin is an IT director of an international IT and system technology company based in Shanghai.

殷達文先生，46歲，於二零零五年九月三十日獲委任為本公司獨立非執行董事及審核委員會成員。彼持有加拿大多倫多大學之理學士學位。彼於資訊科技行業擁有逾二十年專業行政人員經驗，專長於項目管理、風險管理以及渠道管理。目前殷先生為一家位於上海的國際資訊科技及系統技術公司之資訊科技董事。

Biographical Details of Directors and Senior Management
董事及高層管理人員履歷

Mr TAM Kam Biu William, aged 49, was appointed as an independent non-executive director and a member of the Company's audit committee on 24 January 2006. He obtained a Bachelor of Business Administration degree and a Master of Business Administration degree from York University, Toronto, Canada. He is a fellow of Association of Chartered Certified Accountants, United Kingdom and an associate of the Hong Kong Institute of Certified Public Accountants. Mr. Tam is currently a director and chief financial officer of Q9 Technology Holdings Limited, a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited.

譚錦標先生，49歲，於二零零六年一月二十四日獲委任為獨立非執行董事及本公司審核委員會會員。彼持有加拿大多倫多約克大學工商管理學士學位。彼為英國特許公認會計師公會資深會員以及香港會計師公會會員。譚先生現於香港聯合交易所有限公司創業板上市公司九方科技控股有限公司出任董事及財務總監。

SENIOR MANAGEMENT

高層管理人員

Mr CHOU Joseph, aged 53, Chief Technical Officer of the group, holds a bachelor degree of Science in Mechanical Engineering. He has been the president of many organizations and has extensive experience in the area of project searching, project planning, project development and project management. He is also a Vice Chairman of Chinese Inventions Association of Northern America. Mr Chou joined the Group in October 2004.

周時岐先生，53歲，本集團技術總監，持有機械工程理學士學位。彼曾擔任多間機構之主席，在項目研究、計劃、發展及管理方面擁有豐富經驗。彼為北美中國發明協會之副主席。周先生於二零零四年十月加入本集團。

Mr TSANG Wai Wa, aged 45, Financial Controller as well as Company Secretary of the group, joined the Group in April 2005. Mr Tsang holds a Bachelor degree in Finance and Accounting and a Master degree in Business Administration. He is a fellow member of the Chartered Association of Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. He has over 18 years of experience in auditing, accounting, company secretary and corporate finance experience.

曾偉華先生，45歲，本集團財務總監兼公司秘書，於二零零五年四月加入本集團。曾先生持有財務及會計學士學位，以及工商管理碩士學位。彼為英國公認會計師公會資深會員以及香港會計師公會會員。彼擁有超過十八年審計、會計、公司秘書及企業財務經驗。

Dr Steve T Chen, aged 48, Corporate Strategist of the group, graduated from Taipei's National Taiwan University with LL.B degree and earned his Ph.D. degree in Law from the University of London. He is well experienced in the fields of legal affairs, market development, and corporate strategies in Greater China, with previous senior executive appointments including CNT Groups Ltd. (a listed company in Hong Kong), and Taipei's Taiwan Cement Group Ltd. (the largest cement manufacturing company listed in Taiwan). Dr Chen is a respected commentator and writer for national economic and legal affairs. Dr Chen had served as Secretary General for Taiwan Business Association (Hong Kong) Ltd. and Director for the Association of Chinese Traders and he is currently a counselor for Taipei City Government. Dr Chen joined the Group in March 2006.

陳自創博士，48歲，本集團企業策略人，於台灣大學法律學系畢業，並為英國倫敦大學法學博士，並於中國法務、市場開發及企業策略方面擁有豐富經驗，亦曾出任北海集團有限公司（香港上市公司）及台灣水泥集團有限公司（於台灣上市之最大水泥製造公司）高級行政職位多年。陳博士為國際知名之經濟時事及法律評論員及作家。陳博士亦曾擔任台灣工商協會（香港）有限公司秘書長、國際華商協進會理事，現時兼任台北市政府顧問。陳博士於二零零六年三月加入本集團。

Mr SHIU Kwok Keung, aged 39, Senior Vice President of the group. He holds a Master of Science degree in Finance from National University of Ireland, Dublin, a Master of Professional Accounting degree from Southern Cross University, Australia and a Bachelor of Social Science degree in China Studies (Economics) from Hong Kong Baptist University. He is also a Chartered Financial Analyst Charterholder, and a Certified Practising Accountant of CPA Australia. Mr Shiu joined the Group in January 2006.

蕭國強先生，39歲，本集團高級副總裁。彼持有愛爾蘭都柏林National University of Ireland之理學（財務）碩士學位、澳洲Southern Cross University之專業會計學碩士學位以及香港浸會大學之社會科學（中國研究（經濟））學士學位。彼為特許財務分析師及澳洲會計師公會執業會計師。蕭先生於二零零六年一月加入本集團。

Dr Yuan Lee, aged 56, CEO of the TerraSolar Group, joined TerraSolar at the end of 2004 as the Group's CEO. Previously, he was an Executive Director at Morgan Stanley Investment Banking Division. Prior to that Dr. Lee worked as a Marketing Director at Reuters America and was in charge of new business development of analytic financial information products targeting Wall Street firms. He also spent nine years at Citicorp where he was responsible for product management, relationship management, marketing strategy and new product development. Dr Lee earned a Ph.D. in physics from Columbia University.

Dr Yuan Lee 56歲，**Terra Solar**集團行政總裁，於二零零四年底加入**Terra Solar**出任本集團行政總裁。先前為摩根士丹利投資銀行業務執行董事。在此之前**Dr Lee**為路透社（美洲）市場總監，負責監理有關華爾街公司分析性財務資料產品之新興業務發展。彼曾於花旗集團任職九年，負責產品管理、關係管理、市場策略及新產品開發。**Dr Lee**持有哥倫比亞大學物理學博士學位。

Biographical Details of Directors and Senior Management
董事及高層管理人員履歷

Mr Gregory Kiss, aged 49, Director of TerraSolar Group, is also the Founder and Principal of Kiss + Cathcart, Architects. He earned a Master of Architecture from Columbia University in 1983 and a Bachelor of Arts from Yale University in 1979. His selected architecture and research projects on Building Integrated Photovoltaic includes: New York City Transit Stillwell Avenue Terminal (Brooklyn, NY: 1999-2006), Smithsonian Tropical Research Institute (Bocas del Toro, Panama: 2001- 2003), Heliodomi Photovoltaic Production Facility, Thessalonika (Greece: 2000-2006), IJsselstein Housing (Holland: 1999-2000), 3 Studies for the National Renewable Energy Laboratory (1992-1995), Self sustaining HighRise Buildings: National Science Foundation Grant based on 2020 tower project (2005-2006).

Gregory Kiss先生，49歲，**Terra Solar**集團董事，亦為**Kiss + Cathcart, Architects**始創人及持牌人。彼於一九八三年獲得哥倫比亞大學建築碩士學位，並於一九七九年獲得耶魯大學文學學士學位。彼曾參與的傑出建築物光電整合建築及研究項目包括紐約市**Transit Stillwell Avenue Terminal**（紐約州布魯克林：**1999-2006**）、史密生熱帶研究學院（巴拿馬博卡斯•德爾托羅：**2001-2003**）、希臘薩洛尼卡**Heliodomi Photovoltaic Production Facility**（希臘：**2000-2006**）、**IJsselstein Housing**（荷蘭：**1999 - 2000**）、美國能源部再生能源實驗室進行的三項研究**(1992-1995)**、美國國家科學基金根據二零二零年大廈計劃撥款進行的摩天大廈自供能源項目**(2005-2006)**。

Mr Henry J. Behnke III, aged 47, Chief Operation Officer of TerraSolar Group, has played a significant role in Terra Solar's expert team since 1981. He participated in the development, testing and installation of equipment used in the manufacturing of amorphous silicon photovoltaic solar cells for over 25 years. He supervised the installation of turnkey manufacturing facilities on location in Port Jervis, NY, Bridgend, Wales (UK) and Lens, France. As COO of Terra Solar Group, he is responsible for the management of installation operations for PV systems, facility management for manufacturing and R&D process development operations. His professional qualifications include AIChE (American Institute of Chemical Engineers), ASAE (The Society for Engineering in Agriculture, Food and Biological Systems), ASTM (American Society for Testing and Materials), and ISA (The Instrumentation, Systems and Automation Society). He earned an Executive MBA from the Graduate School of Management of Rutgers University in 1994, a Professional Engineering License NJ Mechanical Engineering #32029 in 1986, and a BS Engineering from the College of Engineering of Rutgers University in 1981.

Henry J. Behnke III先生，47歲，**Terra Solar**集團營運總裁，自一九八一年於**Terra Solar**專家團中擔任重要角色。彼參與發展、試驗及安裝用作製造非結晶矽光伏太陽能電池的設備逾二十五年，曾負責監督位於紐約州波特哲維斯港、英國威爾斯布里真德及法國朗斯的完整製造設施安裝。彼作為**Terra Solar**集團營運總裁，負責管理光伏系統的安裝營運，以及製造、研究及發展過程運作的設施管理。彼持有**AIChE**（美國化學工程學學院）, **ASAE**（農業、食品及生物系統工程學會）, **ASTM**（美國材料測試學會）及**ISA**（美國儀器學會）的專業資格。彼於一九九四年獲得羅格斯大學管理學院行政人員工商管理碩士學位，於一九八六年獲得專業工程牌照**NJ Mechanical Engineering #32029**，並於一九八一年獲得羅格斯大學工程學院學士機械工程學學位。

Corporate Governance Report
企業管治報告

1. CORPORATE MANAGEMENT

Chairman and Managing director

The roles of the Chairman and the Managing Director are segregated and assumed by two separate individuals who have no relationship with each other to strike a balance of power and authority so that the job responsibilities are not concentrated on any one individual.

The Chairman of the Board is responsible for taking lead of effective running of the Board.

The Managing director is delegated with the authorities to manage the Group's business in all aspects effectively, implement major strategies, make day-to day decision and coordinate overall business operation.

2. BOARD RESPONSIBLITLIES

The Board is responsible for the management of the business and affairs of the Group with the objective of enhancing shareholder value and prospects in the annual and interim reports, and of other price-sensitive announcements and other financial disclosures as required under the Listing Rules, and reports to regulators any information required to be disclosed pursuant to statutory requirement.

Management is responsible for the day-to-day operations of the Group under the leadership of the Managing Director. The Managing Director, working with the other executive directors and the executive management team of each business division, is responsible for managing the business of the Group, including implementation of strategies adopted by the Board and assuming full accountability to the Board for operations of the Group. All executive directors have made full and active contribution to the affairs of the Board and the Board always acts in the best interests of the Group.

1. 企業管治

主席及董事總經理

主席及董事總經理之角色應分開，應由彼此間並無關係之兩名獨立人士擔任，以達到平衡權力及職權，致使工作職責不會集中於任何一人。

董事會主席負責領導及有效管理董事會。

董事總經理獲授予職權以有效方式管理本集團業務之各方面事務、執行重要策略、作出日常決定及協調整體業務運作。

2. 董事會之職責

董事會負責管理本集團之業務及事務，並在年報與中期報告、其他可能影響股份價格之公佈及上市規則規定須予披露之其他財務資料中，力求提升股東價值及前景，以及向監管機構報告法例規定須予披露之任何資料。

董事總經理帶領管理層負責本集團的日常營運。董事總經理連同其他執行董事及各業務部門之管理隊伍負責管理本集團的業務，包括執行董事會採納之政策，並就本集團營運向董事會負上全責。所有執行董事均全力及主動投入董事會事務，而董事會經常以符合本集團最佳利益之方式行事。

Corporate Governance Report
企業管治報告

3. REGULAR BOARD MEETINGS

The Board meets at least two times each year and has a formal schedule of matters referred to it for consideration and decision. Additional meetings may be convened as and when necessary. Notice of at least fourteen days is served for regular Board meetings and reasonable notice is given for all other Board meetings. Directors are consulted and provided with an opportunity to include matters into the agenda for discussion at the Board meetings. The Company Secretary assists the Chairman/Managing Director in preparing the agenda for each Board meeting and to ensure that applicable rules and regulations regarding the meetings are observed. The final agenda together with the Board papers are distributed to the Directors at least three days before the Board meetings.

3. 定期董事會會議

董事會每年至少召開兩次會議，並有一個正式議程，並據此考慮及作出決定。於有需要時，亦會召開額外會議。就董事會定期會議而言，全體董事將獲發最少十四日通知，而就所有其他董事會會議而言，將會發出合理通知。董事獲諮詢及有機會於董事會會議中於議程上新增商議事項。公司秘書協助主席／董事總經理準備各董事會會議之議程，及確保符合有關會議之適用守則及規定。最後決定之議程連同董事會文件會於董事會會議最少三日前分派予董事。

4. BOARD COMMITTEES

Each Committee has its own defined scope of duties and terms of reference. The Company Secretary shall make available the terms of reference of the committees to any shareholder upon receipt of a request in writing from the shareholder. The members of a committee are empowered to make decisions on matters within the terms of reference of such committee. Copies of all signed minutes of the committees are sent to Directors for their record.

a. Audit Committee

The Audit Committee currently comprises three members, all of whom are independent non-executive directors, namely, Mr Chow Siu Ngor, Mr Yin Tat Man and Mr Tam Kam Biu William.

4. 董事會委員會

每個委員會有其各自已定之職責範圍。公司秘書應按股東之書面要求回條，向股東提供委員會之職權範圍。委員會成員有權於委員會之職權範圍內就事項作出決定。委員會所有已簽署之會議記錄將交由董事作記錄。

a. 審核委員會

審核委員會現包括三位獨立非執行董事，即鄒小岳先生、殷達文先生及譚錦標先生。

The primary duties of the Audit Committee include review of the effectiveness of financial reporting processes and internal control systems of the Group, review of the Group's financial information and compliance, marking recommendation to the Board on the appointment and removal of external auditors and assessing their independence and performance.

審核委員會之主要職責為檢討本集團之財務報告程序及內部監控系統是否有效運作，檢討本集團之財務資料及其合符性，以及就委任及辭退外聘核數師，以及評估其獨立性及表現向董事提出推薦。

During the year, the works performed by Audit Committee were mainly set out below:

於本年度，審核委員會之工作主要載列如下：

- reviewed the interim results for the period ended 30th September, 2005 and annual results for the ended 31st March, 2006 of the Group
- discussed with the management of the Company over the fairness and adequate accounting standards and policies of the Group in the preparation of the interim and annual financial statements
- reviewed the connected transactions entered into by the Group during the year
- reviewed and discussed with the external auditors over the financial reporting of the company
- reviewed, recommended and approved the retirement and re-appointment of external auditors
- reviewed, recommended and approved the remuneration of external auditors

- 檢討本集團截至二零零五年九月三十日止年度之中期業績及截至二零零六年三月三十一日止年度之年度業績
- 與本公司管理層就編撰中期及年度財務報表討論本公司會計標準及政策是否完備、公平及充足
- 檢討本集團於本年度所進行之關連交易
- 與外聘核數師審閱及討論本公司之財務申報
- 檢討、建議及批准外聘核數師退任及續聘之事宜
- 檢討、建議及批准外聘核數師之酬金

Corporate Governance Report
企業管治報告

b. **Remuneration Committee**

The Remuneration Committee has been established by the Company on 20 December 2005. Accordance with the requirements of the Code on CGP. The Remuneration Committee currently comprises three members, one executive director, namely, Mr Chu Chik Ming Jack and two independent non-executive directors, namely, Mr Chow Siu Ngor and Mr Yin Tat Man.

The primary duties of the Remuneration Committee are to make recommendations to the Board on the Group's policy and structure for the overall remuneration of directors and management, including the policy of granting of share options to employees under the Company's share option scheme.

c. **Nomination Committee**

The Company has not established any nomination committee and would not consider establishing a nomination committee owing to the small size of the Board. The appointment of a new director is a collective decision of the Board, taking into consideration the expertise, experience, integrity and commitment of that appointee to the relevant principal division, the Company and the Group.

During the year, a regular board meeting was held in relation to nomination of the Chairman and Independent Non-executive director of the Company.

Every newly appointed Director will receive a comprehensive, formal and tailored induction of the first occasion of his appointment.

b. **薪酬委員會**

薪酬委員會於二零零五年十二月二十日由本公司成立，按企業管治常規規定，薪酬委員會現包括三位成員，執行董事朱植明先生及非執行董事鄒小岳先生及殷達文先生。

薪酬委員會之主要職責乃就本集團於董事及管理層之全體薪酬之政策及結構（包括於本公司購股權計劃下授出購股權予員工）向董事會提出建議。

c. **提名委員會**

本公司並無設立任何提名委員會，及因董事會規模細小，故將不考慮設立提名委員會。一名新董事之委任由董事會全體決定，當中考慮獲委任者之專業、經驗、操守及對本集團、本公司及相關主要分部之承擔。

於本年度內，就提名本公司主席及獨立非執行董事召開一次定期董事會會議。

各新委任董事將獲取一個全面、正式及兼特為其首度到職而設之就任須知。

5. DIRECTORS' AND AUDITORS' ACKNOWLEDGEMENT

All directors acknowledge their responsibility for preparing the accounts for the year ended 31st March, 2006.

Messrs Grant Thornton the auditors of the Company, acknowledge their reporting responsibilities in the auditors' report on the financial statements for the year ended 31st March, 2006.

6. AUDITORS' REMUNERATION

The Group's external auditors are Messrs Grant Thornton for the year ended 31st March, 2006, the fees paid/payable for audit service is HK$680,000.

7. DIRECTORS' SECURITIES TRANSACTIONS

The company has adopted the Model Code set out in Appendix 10 of The Listing Rules as the code of conduct regarding securities transactions by the Directors (the "Model Code"). All Directors have confirmed, following a specific enquiry by the Company, that they have fully complied with the required standards as set out in the Model Code during the year.

5. 董事及核數師之確認

全體董事確認其有責任編製截至二零零六年三月三十一日止年度之賬目。

本公司之核數師均富會計師行確認其負責報告於核數師報告內截至二零零六年三月三十一日止年度之財務報表。

6. 核數師之酬金

本集團於截至二零零六年三月三十一日止年度之外聘核數師為均富會計師行，就其審計服務已付/應付款項為680,000港元。

7. 董事之證券交易

本公司已採納上市規則附錄十所載之標準守則（「標準守則」）為本公司有關董事進行證券交易之守則。經本公司作出具體查詢後，全體董事已確認，於整段回顧期內，彼等均全面遵守標準守則所規定之標準。

Corporate Governance Report
企業管治報告

8. INTERNAL CONTROLS

The Board has overall responsibility for the Group's internal control Systems and through the Audit Committee, conducts reviews on the Effectiveness of these systems at least annually, covering all material controls, financial, operational and compliance controls and risk management functions. The process used in reviewing the effectiveness of these internal control systems includes discussion with management on risk areas identified by management. The purpose of the Company's internal control is to provide reasonable, but not absolute, assurance against material misstatement or loss and to manage rather than eliminate risks of failure in operational systems so that the Company's objectives can be achieved.

8. 內部監控

董事會整體負責本集團之內部監控系統，及透過審核委員會，至少每年檢討此等系統是否有效，涵蓋所有重要控制、財務、經營及合規程序監控及風險管理功能。其檢討此等內部監控系統之效益之程序包括與管理層檢討管理層訂明之風險範圍。本公司內部監控旨在提供合理，惟非絕對之保證，以防出現嚴重誤報或損失的情況，並管理，而非杜絕經營系統失誤之風險以達成本公司之目標。

9. COMMUNICATION WITH SHAREHOLDERS

The Company endeavours to maintain a high level of transparency in communicating with shareholders. Extensive information of the Group's activities, business strategies and developments is provided, in additions to the Company's annual reports and interim reports, in our website "www.chinasolar-energy.com". Shareholders of the Company are encouraged to attend the annual general meeting of the Company which offer a valuable forum for dialogue and interaction with management. The Chairman of the Board and the chairman of the Audit Committee, or in their absence, another member of the relevant committee, are available at the annual general meeting to answer questions from shareholders on the business of the Group.

9. 與股東之溝通

本公司致力於與股東溝通時維持高透明度，並於本公司之網頁「www.chinasolar-enegery.com」內提供本集團之活動、業務策略及發展之廣泛資料，及本公司之年度報告及中期報告。本公司鼓勵本公司之股東出席本公司之股東週年大會，該大會為與管理層進行對話與交流的有價值論壇。本董事會主席及審核委員會主席，或於彼等皆缺席之情況下，相關委員會之成員可於股東週年大會回答股東就本集團業務之提問。

Directors' Report
董事會報告

The directors of the Company (the "Directors") submit herewith their annual report together with the audited financial statements for the year ended 31 March 2006.

本公司董事(「董事」)今欣然提呈截至二零零六年三月三十一日止年度之年報及經審核財務報表呈覽。

PRINCIPAL ACTIVITIES

主要業務

The principal activity of the Company is investment holding. The principal activities and other particulars of the subsidiaries are set out in note 17 to the financial statements.

本公司之主要業務為投資控股。附屬公司之主要業務及其他詳情列載於財務報表附註17。

The analyzes of the principal activities and geographical locations of the operations of the Group during the financial year are set out in note 6 to the financial statements.

本集團於本財政年度之主要業務和經營地區分析列載於財務報表附註6。

MAJOR CUSTOMERS AND SUPPLIERS

主要客戶及供應商

In the year under review, turnover attributable to the Group's five largest customers accounted for 80.3% of the total turnover for the year and turnover attributable to the Group's largest customer accounted for 55.5% of the total turnover for the year.

於回顧年度,五大客戶佔本集團全年總營業額的80.3%,而當年中最大客戶佔本集團全年總營業額55.5%。

The aggregate purchases during the year attributable to Group's one major supplier was accounted for the Group's 89.7% of the total purchase for the year. Dr Kiss, the Chairman and non-executive director of the Company and his associates (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) had a majority interest (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) in this major supplier.

年內,本集團之一名主要供應商應佔之總採購額佔本集團本年度總採購額之89.7%。本公司主席及非執行董事Dr Kiss及其聯繫人士(據董事所知持有本公司已發行股本5%以上)擁有該主要供應商主要權益(定義見香港聯合交易所證券上市規則(「上市規則」))。

FINANCIAL STATEMENTS

財務報表

The loss of the Group for the year ended 31 March 2006 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 39 to 131.

本集團截至二零零六年三月三十一日止年度之虧損及本公司與本集團於該日之財務狀況載於第39至131頁之財務報表內。

The Directors do not recommend the payment of any dividends in respect of the year ended 31 March 2006 (2005: Nil).

董事不建議派發截至二零零六年三月三十一日止年度之股息(二零零五年:零港元)。

Directors' Report
董事會報告

PROPERTY, PLANT AND EQUIPMENT

Details of movements in property, plant and equipment during the year are set out in note 15 to the financial statements.

SHARE CAPITAL

Details of the movements in share capital of the Company during the year are set out in note 28 to the financial statements.

ACCUMULATED LOSSES AND RESERVES

Details of movements in accumulated losses and reserves of the Company and the Group during the year are set out in note 30 and consolidated statement of changes in equity to the financial statements respectively.

DIRECTORS

The Directors during the financial year and up to the date of this report were:

Chairman and non-executives director

Dr Zoltan J. Kiss
(appointed on 24 January 2006)

Executive Directors

Seligman Pierre
Chu Chik Ming Jack
Chan Wai Kwong Peter
Chan How Chung Victor (resigned on 24 January 2006)
Lee Huei Lin (resigned on 8 June 2006)

Independent Non-executive Directors

Chow Siu Ngor
Yin Tat Man
Tam Kam Biu William (appointed on 24 January 2006)
Chan Pei Cheong Andy (resigned on 27 October 2005)

In accordance with bye-law 88 of the Company's bye-laws, Mr Chow Siu Ngor and Mr Chan Wai Kwong Peter retires and, being eligible, offers himself for re-election at the forthcoming annual general meeting.

物業、廠房及設備

年內物業、廠房及設備之變動詳情列載於財務報表附註15。

股本

年內本公司股本變動詳情列載於財務報表附註28。

累計虧損及儲備

年內本公司及本集團之累計虧損及儲備變動詳情分別列載於財務報表附註30及綜合股權變動表。

董事

本財政年度內及截至本報告日期，本公司董事如下：

主席兼非執行董事

Dr Zoltan J. Kiss
（於二零零六年一月二十四日獲委任）

執行董事

Seligman Pierre
朱植明
陳偉光
陳孝聰（於二零零六年一月二十四日辭任）
李慧玲（於二零零六年六月八日辭任）

獨立非執行董事

鄒小岳
袁達文
譚錦標（於二零零六年一月二十四日獲委任）
陳北昌（於二零零五年十月二十七日辭任）

根據本公司之公司細則第88條，鄒小岳先生及陳偉光先生將依章告退，惟合資格並願意在即將召開之股東週年大會上膺選連任。

In accordance with bye-law 86(2) of the Company's bye-laws, Dr Zoltan J. Kiss and Mr Tam Kam Biu William retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

根據公司細則第86(2)條，Dr Zoltan J. Kiss及譚錦標先生依章告退，惟合資格並願意在即將召開之股東週年大會上膺選連任。

DIRECTORS' SERVICE CONTRACTS

董事的服務合約

No Director proposed for re-election and re-appointment at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory compensation.

擬在即將召開之股東週年大會上膺選連任之董事概無與本公司或任何附屬公司訂立如不作出賠償（法定賠償除外）則不能於一年內終止之服務合約。

DIRECTORS' INTERESTS IN CONTRACTS

董事於合約權益

Details of the Dr Kiss's interests and Mr Chan How Chung Victor's interest in contracts are set out in note 36 to the financial statements.

Dr Kiss及陳孝聰先生於合約權益之詳情載於財務報表附註36。

Save as disclosed above, no contract of significance to which the Company, its holding company, its fellow subsidiaries or any of its subsidiaries was a party, in which a Director had a material interest, subsisted at the end of the year or at any time during the year.

除上文披露者外，本公司、其控股公司、其同集團附屬公司或其任何附屬公司在年終時或本年度內任何時間，概無訂立任何令董事擁有重大權益之重要合約。

Directors' Report
董事會報告

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 31 March 2006, the interests or short positions of the Directors and chief executives and their associates in the shares of the Company as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance (the "SFO") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

Long position in the ordinary shares of HK$0.01 each (the "Shares") in the Company

董事及主要行政人員之證券權益

於二零零六年三月三十一日，董事及本公司主要行政人員及彼等之聯繫人士於本公司之股份中擁有根據證券及期貨條例（「證券及期貨條例」）第352條須記錄在本公司存置之名冊上之權益及淡倉，或根據上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及香港聯合交易所有限公司（「聯交所」）之權益或淡倉如下：

於本公司每股面值0.01港元普通股（「股份」）之好倉

Name of Director 董事姓名	Number of Shares 股份數目	Type of interest 權益類別	Percentage of issued share capital 佔已發行股本百分比
Dr Zoltan J. Kiss ("Dr Kiss") Dr Zoltan J. Kiss（「Dr Kiss」）	600,000,000 *(Note a)* *（附註a）*	Interest in controlled corporations 受控制公司權益	16.52%
Seligman Pierre ("Mr Seligman") Seligman Pierre（「Seligman先生」）	24,700,000 *(Note b)* *（附註b）*	Beneficial 實益	0.68%
Chu Chik Ming Jack ("Mr Chu") 朱植明（朱先生）	1,000,000 *(Note c)* *（附註c）*	Beneficial 實益	0.03%
Chan Wai Kwong Peter ("Mr Chan") 陳偉光（陳先生）	600,000 *(Note d)* *（附註d）*	Beneficial 實益	0.02%
Lee Huei Lin ("Ms Lee") 李慧玲（李女士）	2,700,000 *(Note e)* *（附註e）*	Beneficial 實益	0.07%

Notes:

a. Of the 600,000,000 Shares are indirectly held by Dr Kiss through a wholly owned subsidiary of Flytech Holdings Limited, namely, Multichannel Investments Limited. The entire share capital of Flytech Holdings Limited is wholly owned by Dr Kiss.

附註：

a. 由Dr Kiss間接持有之600,000,000股股份由Flytech Holdings Limited全資擁有之附屬公司，即Mutlichannel Investments Limited持有。Flytech Holdings Limited所有股本由Dr Kiss全資擁有。

b. Mr Seligman is beneficially interested in 24,700,000 options granted by the Company.

c. Mr Chu is beneficially interested in 1,000,000 options granted by the Company.

d. Mr Chan is beneficially interested in 500,000 options granted by the Company and 100,000 shares of the Company.

e. Ms Lee is beneficially interested in 2,700,000 shares of the Company.

Save as disclosed above, as at 31 March 2006, none of the Directors or chief executives, nor their associates, had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTIONS

The following is a summary of the principal terms of the share option scheme adopted by the Company on 29 July 2002 (the "Scheme").

The purpose of the Scheme is to enable the Company to grant options to employees, executives or officers of the Company or any of its subsidiaries and other persons who have made a contribution to the Group as incentives and/or rewards for their contributions to the Company or its subsidiaries.

According to the Scheme, the Board may grant options to the eligible participants as defined in the Scheme to subscribe for such number of shares as the Board may determine. Options granted should be accepted within 30 days from the date of offer. Upon acceptance of the options, the grantee shall pay HK$1 to the Company by way of consideration for the grant.

b. Seligman先生實益擁有本公司授出之24,700,000份購股權。

c. 朱先生實益擁有本公司授出之1,000,000份購股權。

d. 陳先生實益擁有本公司授出之500,000份購股權及本公司100,000股股份。

e. 李小姐實益擁有本公司2,700,000股股份。

除上文所披露者外，於二零零六年三月三十一日，各董事或主要行政人員或彼等之聯繫人士概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債權證中擁有任何根據證券及期貨條例第352條須記錄於名冊上之權益或淡倉，或根據標準守則須知會本公司及聯交所之權益或淡倉。

購股權

以下為本公司於二零零二年七月二十九日採納之購股權計劃（「該計劃」）之主要條款概要。

該計劃旨在使本公司可向曾對本集團作出貢獻之本公司或其任何附屬公司僱員、行政人員或高級職員以及其他人士授出購股權，作為彼等對本公司或其附屬公司作出貢獻之獎勵及／或回報。

根據該計劃，董事會可向該計劃所界定之合資格參與者授出購股權，以認購董事會所釐定數目之股份。授出之購股權須自要約日期起計30日內接納。承授人須向本公司支付1港元作為獲授購股權之代價。

Directors' Report
董事會報告

The exercise price of options shall be determined by the Board, save that such price will not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (b) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheet for the five business days immediately preceding the date of grant; or (c) the nominal value of a share.

購股權之行使價由董事會釐定，惟不得低於(a)授出購股權當日（須為營業日）聯交所每日報價表所示之股份收市價；(b)緊接授出購股權日期前五個營業日聯交所每日報價表所示之股份平均收市價；或(c)股份面值（以最高者為準）。

The maximum number of shares which may be issued upon exercise of all options to be granted under the Scheme and any other share option scheme(s) of the Company must not exceed 10% of the issued share capital of the Company on the date of approval and adoption of the Scheme provided that the Company may at any time seek approval from its shareholders to refresh the limit to 10% of the shares in issue as at the date of approval by the shareholders in general meeting where such limit is refreshed. Options previously granted under any share option schemes of the Company (including those outstanding, cancelled, lapsed in accordance with such schemes or exercised options) will not be counted for the purpose of calculating the limit as refreshed.

因行使根據該計劃及本公司任何其他購股權計劃授出之所有購股權而可發行之股份上限，不得超過批准及採納該計劃當日本公司已發行股本之10%，惟本公司可隨時徵求股東批准將上限重新釐定為股東於股東大會上批准重新釐定上限當日之已發行股份之10%。計算重新釐定之上限時，先前根據本公司任何購股權計劃授出之購股權（包括根據該等計劃尚未行使、已註銷、已失效或已行使之購股權）不會計算在內。

The total number of shares issued and which may fall to be issued upon exercise of the options granted under the Scheme and any other share option scheme(s) of the Company (including exercised and outstanding options) to each eligible participant in any 12-month period up to the date of grant shall not exceed 1% of the shares in issue as at the date of grant. Options granted to substantial shareholders or independent non-executive Directors or their respective associates (as defined in the Listing Rules) in excess of 0.1% of the Company's issued share capital on the date of grant or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

於截至授出購股權日期之前任何12個月內，因行使各合資格參與者根據該計劃及本公司任何其他購股權計劃獲授之購股權（包括已行使及未行使之購股權）而已發行及可發行之股份總數，不得超過授出購股權當日之已發行股份之1%。向主要股東或獨立非執行董事或彼等各自之聯繫人士（定義見上市規則）授出超逾本公司於授出日期之已發行股本之0.1%或價值超出5,000,000港元之購股權，則須先經本公司股東批准。

The period during which an option may be exercised will be determined by the Board at its absolute discretion, save that no options can be exercised more than 10 years after it has been granted. There is no general requirement that an option must be held for any minimum period before it can be exercised. The Scheme will expire on 29 July 2012.

購股權行使期將由董事會全權釐定，惟於購股權授出日期起計10年後不可行使購股權。本公司並無規定行使前必須持有購股權之最短期限。該計劃將於二零一二年七月二十九日屆滿。

The total number of Shares available for issue under the Scheme was 311,817,006 Shares (representing 8.3% of the Shares in issue as at the date of this report).

根據該計劃可予發行之股份總數為311,817,006股（佔於本報告日期之已發行股份8.3%）。

The movements in share options granted under the Scheme during the year are shown below:

於本年內就該計劃所授出購股權之變動如下：

Name/Catergory of participant 姓名／參與人類別	At 1 April 2005 於二零零五年四月一日	Granted during the year 年內授出	Exercised during the year 年內行使	Lapsed during the year 年內失效	At 31 March 2006 於二零零六年三月三十一日	Date of offer to grant options 購股權授出日期	Exercise price per share 每股行使價 (HK$) (港元)	Exercisable period 可行使期間
Directors 董事								
Seligman Pierre	23,100,000	–	–	–	23,100,000	25/11/2004	0.088	20/12/2004 – 19/12/2014
	–	1,600,000	–	–	1,600,000	22/6/2005 (note a, b) (附註a,b)	0.166	27/6/2005 – 26/6/2015
Chu Chik Ming Jack 朱植明	–	1,000,000	–	–	1,000,000	22/6/2005 (note a, b) (附註a,b)	0.166	27/6/2005 – 26/6/2015
Chan Wai Kwong Peter 陳偉光	–	1,000,000	(500,000) (note c) (附註c)	–	500,000	22/6/2005 (note a, b) (附註a,b)	0.166	27/6/2005 – 26/6/2015
Lee Hoei Lin 李[illegible]	–	2,700,000	(2,700,000) (note c) (附註c)	–	–	22/6/2005 (note a, b) (附註a,b)	0.166	27/6/2005 – 26/6/2015
Other eligible participants	16,117,006	–	–	–	16,117,006	22/12/2003	0.160	2/1/2004 – 1/1/2014
	62,300,000				62,300,000	25/11/2004	0.088	20/12/2004 – 19/12/2014
	–	89,700,000	(7,600,000) (note c) (附註c)	–	82,100,000	22/6/2006 (note a, b) (附註a,b)	0.166	27/6/2005 – 26/6/2015
其他合資格參與人士	–	179,200,000	(7,700,000) (note c) (附註c)	–	171,500,000	22/6/2006 (note a, b) (附註a,b)	0.166	20/7/2005 – 19/7/2015
	101,517,006	273,200,000	(18,500,000)	–	356,217,006			

Notes:

附註：

(a) The average of the closing prices of the Shares for the five business days immediately preceding the date of grant was HK$0.1654.

(a) 股份於緊接授出日期前五個營業日之平均收市價為0.1654港元。

b) The closing price of the Share on 20 June 2005, being the date immediately before the date of grant such options, was HK$0.162.

(b) 股份於二零零五年六月二十日（即緊接授出購股權日期前之日）之收市價為0.162港元。

c) The weighted average closing price of the Share immediately before the dates on which the options were exercised was HK$0.54.

(c) 在緊接購股權行使日期之加權平均收市價為0.54港元。

Directors' Report
董事會報告

ARRANGEMENTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed above, at no time during the year was the Company, its holding company, its fellow subsidiaries or any of its subsidiaries a party to any arrangement to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Pursuant to Rule 8.10(2) of the Listing Rules, details of the interests held by the Directors in business which is considered to compete or are likely to compete, either directly or indirectly, with the business of the Group, are disclosed as follows:

Name of company	Competing business
REXCAPITAL Finance Limited ("RFL")	Money lending
RPI Finance Limited ("RPI")	Money lending
TKR Finance Limited ("TKR") (in liquidation)	Money lending

Mr Chan How Chung, Victor, past executive director as well as the ex-chairman of the Company, is a director of the above companies. Miss Lee Huei Lin is a director of these companies. The terms and conditions of the financing loans of each of RFL, RPI and TKR are market driven and agreed at arm's length between the borrowers and the financiers. When making decisions on the above competing businesses, the relevant Directors, in the performance of their duties as directors of the Company, have acted and will continue to act in the best commercial interest of the Group.

購買股份或債券之安排

除上文披露者外，本公司、其控股公司、其同系附屬公司或其任何附屬公司於年內任何時間概無參與任何安排，致使各董事可藉購入本公司或任何其他公司之股份或債券而獲益。

董事於競爭性業務中之權益

根據上市規則第8.10(2)條，董事所擁有與或可能與本集團業務有直接或間接競爭之業務權益詳情披露如下：

公司名稱	競爭性業務
御泰信貸有限公司（「御泰信貸」）	貸款
御泰財務有限公司（「御泰財務」）	貸款
鼎康御泰財務有限公司（「鼎康御泰財務」）（清盤中）	貸款

陳孝聰先生為本公司之前任執行董事及前任主席，亦為上述公司之董事。李慧琳小姐為上述公司之董事。御泰信貸、御泰財務及鼎康御泰財務各自之財務貸款之條款及條件由借款人與融資方按公平原則磋商而定。於制訂上述競爭業務之決策時，有關董事（於履行作為本公司董事之職責時）經已並將會繼續採取符合本集團最佳商業利益之行動。

SUBSTANTIAL SHAREHOLDERS

主要股東

As at 31 March 2006, the interests or short positions of the following parties in the shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO were as follows:

於二零零六年三月三十一日，按本公司根據證券及期貨條例第336條須存置之登記冊所載，下列各方於本公司股份中擁有之權益或淡倉如下：

Long Position in the Shares

於股份之好倉

Name of shareholder 股東名稱	Number of Shares 股份數目	Type of interest 權益類別	Percentage of issued share capital 佔已發行股本百分比
Multichannel Investments Limited	600,000,000	Beneficial owner *(Note a)* 實益擁有人（附註*a*）	16.52%
Team Equity Investments Limited	304,393,973	Beneficial owner *(Note b)* 實益擁有人（附註*b*）	8.38%
Mirea Asset Global Investment Management Limited	185,400,000	Beneficial owner 實益擁有人	5.10%
Bookmark Technology Limited	182,000,000	Beneficial owner *(note c)* 實益擁有人（附註*c*）	5.01%

Notes:

a) Multichannel Investments Limited is wholly owned by Flytech Holdings Limited which was wholly owned by Dr. Zoltan J. Kiss who was taken to be interested as disclosed in the paragraph headed "Directors' and Chief Executives' Interests in Securities" above.

b) Team Equity Investments Limited is wholly-owned by Mr. Liang Jian Jun.

c) Bookmark Technology Limited is wholly owned by Ms Nina Kung.

附註：

a) Mutlichannel Investments Limited 由Flytech Holdings Limited全資擁有，而Flytech Holdings Limited則如上文「董事及主要行政人員之證券權益」一段披露被視為由Dr. Zoltan J. Kiss全資擁有。

b) Team Equity Investments Limited 由梁建軍先生全資擁有。

c) Bookmark Techology Limited由龔如心女士全資擁有。

Directors' Report
董事會報告

Save as disclosed above, the register required to be kept under section 336 of the SFO shows that as at 31 March 2006, the Company had not been notified of any other person who had an interest or short position in the shares and underlying shares of the Company.

除上文所披露者外，根據證券及期貨條例第336條置存之登記冊所顯示，於二零零六年三月三十一日，本公司並無獲知會任何其他人士於本公司股份或相關股份中擁有權益或淡倉。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

購買、出售或贖回本公司之上市證券

During the year under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company.

於回顧年度內，本公司及其附屬公司概無購買、出售或贖回任何本公司之上市證券。

CONNECTED TRANSACTIONS

關連交易

Particulars of connected transactions of the Company and the Group during the year ended 31 March 2006 are set out in note 36 to the financial statements. Other than as disclosed therein, there was no other connected transaction of the Company and the Group during the year ended 31 March 2006.

本公司及本集團於截至二零零六年三月三十一日止年度之關連交易詳情列載於財務報表附註36。除上述所披露者外，於截至二零零六年三月三十一日止年度，本公司及本集團概無其他關連交易。

BANK LOANS AND OTHER BORROWINGS

銀行貸款及其他借款

Particulars of bank loans and other borrowings of the Company and the Group as at 31 March 2006 are set out on note 27 the financial statements.

本公司及本集團於二零零六年三月三十一日之銀行貸款及其他借款詳情列載於財務報表附註27。

FIVE YEAR FINANCIAL SUMMARY

五年財務概要

A summary of the consolidated results and of the assets and liabilities of the Group for the last five financial years is set out on page 132.

本集團於過去五個財政年度之綜合業績及資產與負債摘要列載於本年報第132頁。

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws in Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

優先認購權

本公司之公司細則或百慕達法例並無有關本公司須按比例向現有股東發售新股之優先認購權規定。

CODE OF BEST PRACTICE

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, throughout the year ended 31 March 2006, in compliance with the Code of Best Practice as previously set out in Appendix 14 to the Listing Rules which remains applicable to disclosure in annual reports in respect of accounting periods, the three independent non-executive Directors are not appointed for a specific term, but are subject to retirement by rotation at the Company's annual general meeting as specified in the bye-laws of the Company.

最佳應用守則

董事概不知悉任何資料，可合理顯示本公司於截至二零零六年三月三十一日止年度內並未或曾經未有遵守之前載於上市規則附錄十四之最佳應用守則（仍然適用於有關會計期間之年報之披露），惟三名獨立非執行董事並無固定任期，惟須根據本公司細則在本公司之股東週年大會上輪值告退。

AUDIT COMMITTEE

The audit committee of the Company consisted of Mr Chow Siu Ngor, Mr Yin Tat Man and Mr Tam Kam Biu William, the three independent non-executive Directors. The primary duties of the audit committee are to review the accounting principles and practices adopted by the Group, and the financial reporting process and internal control system of the Group.

審核委員會

本公司之審核委員會成員為三名獨立非執行董事鄒小岳先生、袁達文先生及譚錦標先生。審核委員會之主要職責在於檢討本集團採納之會計原則及慣例，以及本公司之財務申報程序及內部控制系統。

Directors' Report
董事會報告

AUDITORS

KPMG resigned as auditors of the Company on 11 November 2003. Grant Thornton were appointed subsequently on 14 January 2004. Grant Thornton retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of Grant Thornton is to be proposed at the forthcoming annual general meeting.

By order of the Board

Seligman Pierre
Managing Director

Hong Kong, 27 July 2006

核數師

畢馬威會計師事務所於二零零三年十一月十一日辭去核數師一職，均富會計師行已於二零零四年一月十四日獲委任。均富會計師行即將告退，惟符合資格並願膺選連任。在即將召開之股東週年大會上將提呈決議案，續聘均富會計師行為本公司核數師。

承董事會命

董事總經理
Seligman Pierre

香港，二零零六年七月二十七日

Auditors' Report
核數師報告

To the members of China Solar Energy Holdings Limited
(Formerly known as REXCAPITAL International Holdings Limited)
(incorporated in Bermuda with limited liability)

致華基光電能源控股有限公司各股東
（前稱御泰國際控股有限公司）
（於百慕達註冊成立之有限公司）

We have audited the financial statements on pages 39 to 131 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本會計師行（以下簡稱「我們」）已審核刊於第39至131頁按照香港公認會計原則編製的財務報表。

Respective responsibilities of directors and auditors

董事及核數師各自之責任

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

貴公司董事須負責編製真實和公允之財務報表。在編製真實和公允之財務報表時，董事必須貫徹採用合適之會計政策，並且貫徹應用該等會計政策。

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

我們的責任是根據我們審核財務報表之結果，對該等財務報表作出獨立意見，並按照百慕達公司法第九十條，僅向整體股東作出報告。除此之外，我們的報告不可用作其他用途。我們概不就本報告書之內容，對任何其他人士負責或承擔責任。

Basis of opinion

意見之基礎

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

我們已按照香港會計師公會頒佈之香港核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製財務報表時所作之重大估計和判斷，所釐定之會計政策是否適合　貴公司及　貴集團之具體情況，以及有否貫徹運用並足夠披露該等會計政策。

Auditors' Report
核數師報告

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

我們在策劃和進行審核工作時，均以取得一切我們認為必須之資料及解釋為目標，使我們能獲得充分之憑證，就財務報表是否存有重大之錯誤陳述，作合理之確定。在表達意見時，我們亦已評估財務報表中所載之資料之整體足夠性。我們相信我們的審計已為我們的意見提供合理之基準。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2006 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

我們認為財務報表真實及公允地反映 貴公司與 貴集團於二零零六年三月三十一日之財務狀況及 貴集團截至該日止年度之虧損及現金流量，並已按照香港公司條例之披露規定妥善編製。

Grant Thornton
Certified Public Accountants
Hong Kong, 27 July 2006

均富會計師行
執業會計師
香港，二零零六年七月二十七日

for the year ended 31 March 2006 截至二零零六年三月三十一日止年度

		Notes 附註	2006 *HK$'000* 二零零六年 千港元	Restated 2005 *HK$'000* 重列 二零零五年 千港元
Revenue	收入	5	12,354	3,769
Other income	其他收入	7	2,704	1,678
Costs of long-term service contracts	長期服務合約成本		(6,479)	–
Staff costs	員工成本		(13,186)	(6,130)
Consultancy expenses	顧問開支		(22,106)	–
Amortisation of goodwill	商譽攤銷		–	(2,712)
Impairment of goodwill	商譽減值	**16**	(47,890)	–
Depreciation of property, plant and equipment	物業、廠房及設備折舊		(122)	(1)
Fair value gain on financial assets at fair value through profit or loss/ Unrealised loss on trading securities at fair value	以公允價值列入損益賬之金融資產之公允值收益／按公允價值列賬之交易證券未變現虧損		4,880	(15,447)
Provision for impairment of receivables arising from	應收款項減值撥備產自			
– disposal of subsidiaries	–出售附屬公司		–	(350,000)
– others	–其他	22(i)&(ii)	(19,107)	(1,476)
Other operating expenses	其他經營開支		(7,835)	(4,570)
Loss from operations	**經營虧損**	8	(96,787)	(374,889)
Finance costs	融資成本	9	(536)	(908)
Non-operating income	非經營收入		–	1
Loss before income tax	**除所得稅前虧損**		(97,323)	(375,796)
Income tax expense	所得稅開支	10	(118)	(517)
Loss for the year	**年內虧損**		(97,441)	(376,313)
Attributable to:	**應佔如下：**			
Equity holders of the Company	本公司權益持有人	11	(95,506)	(376,313)
Minority interests	少數股東權益		(1,935)	–
			(97,441)	(376,313)
Loss per share for loss attributable to equity holders of the Company for the year	**年內本公司權益持有人應佔每股虧損**		**HK cents港仙**	**HK cents港仙**
Basic	基本	13(a)	(3.32)	(18.05)
Diluted	攤薄	13(b)	**N/A不適用**	**N/A不適用**

as at 31 March 2006

		Notes 附註	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Non-current assets	非流動資產			
Property, plant and equipment	物業、廠房及設備	15	12,106	3
Goodwill	商譽	16	140,575	47,890
Available-for-sales financial assets	可供出售之金融資產	20	–	–
Investments in securities	證券投資	20	–	–
			152,681	47,893
Current assets	流動資產			
Inventories	存貨	18	519	–
Unbilled revenue from long-term service contracts	長期服務合約未開單收入	19	6,858	–
Financial assets at fair value through profit or loss	以公允價值計入損益賬之金融資產	21	16,173	–
Trading securities	交易證券	21	–	13,388
Trade and other receivables	應收賬款及其他應收款	22	22,770	35,954
Amount due from a shareholder	應收一位股東款項	23	15,720	–
Amount due from a minority shareholder	應收一位少數股東款項	23	3,908	–
Tax recoverable	可收回稅項		674	674
Cash and cash equivalents	現金及現金等值物	25	147,419	7,841
			214,041	57,857
Current liabilities	流動負債			
Trade and other payables	應付賬款及其他應付款項	26	29,800	3,151
Amount due to a related company	應付一間關連公司款項	23	–	9,395
Provision for taxation	稅項撥備		635	517
Borrowings	借貸	27	3,832	6,752
			34,267	19,815
Net current assets	流動資產淨值		179,774	38,042
Total assets less current liabilities/ Net assets	資產總值減流動負債／資產淨值		332,455	85,935
Equity	權益			
Share capital	股本	28	36,326	27,525
Reserves	儲備		281,408	58,410
Equity attributable to equity holders of the Company	本公司權益持有人應佔權益		317,734	85,935
Minority interests	少數股東權益		14,721	–
Total equity	總權益		332,455	85,935

Seligman Pierre
Director
董事

Chu Chik Ming Jack
朱植明
Director
董事

as at 31 March 2006

		Notes 附註	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Non-current assets	非流動資產			
Property, plant and equipment	物業、廠房及設備	15	45	–
Investments in subsidiaries	於附屬公司投資	17	157,910	1
			157,955	1
Current assets	流動資產			
Deposits, prepayments and other receivables	訂金、預付款及其他應收款項	22	48	4,701
Amounts due from subsidiaries	應收附屬公司款項	24	128,593	119,697
Amount due from a related company	應收一間關連公司款項	23	541	–
Cash and cash equivalents	現金及現金等值物	25	145,831	7,741
			275,013	132,139
Current liabilities	流動負債			
Other payables and accrued charges	其他應付款項及應計費用	26	24,926	2,851
Amount due to a related company	應付一間關連公司款項		–	9,395
Amounts due to subsidiaries	應付附屬公司款項	24	22,740	26,059
			47,666	38,305
Net current assets	流動資產淨值		227,347	93,834
Total assets less current liabilities/ Net assets	總資產減流動負債/資產淨值		385,302	93,835
Equity	權益			
Share capital	股本	28	36,326	27,525
Reserves	儲備	30	348,976	66,310
Total equity	總權益		385,302	93,835

Seligman Pierre
Director
董事

Chu Chik Ming Jack
朱植明
Director
董事

for the year ended 31 March 2006

	Share capital HK$'000	Share premium** HK$'000	Share option reserve** HK$'000 (note 30(a))	Contributed surplus** HK$'000 (note 30(b))	Warrant reserve** HK$'000 (note 30(c))	Accumulated losses** HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
	Attributable to equity holders of the Company								
At 1 April 2004	37,094	432,125	–	396,248	–	(625,154)	[illegible]	–	[illegible]
Loss for the year – Total recognised income and expense for the year						(376,313)	(376,313)		(376,313)
Shares issued on placement	3,000	10,200					13,200		13,200
Expenses for placement of shares		(364)					(364)		(364)
Shares issued upon conversion of convertible notes	6,158	[illegible]	–	–	–		25,000	–	25,000
Exercise of share options	958	2,971					3,929		3,929
At 31 March 2005 and 1 April 2005	47,210	463,659	–	396,248	–	(1,001,467)	[illegible]	–	[illegible]
Loss for the year – Total recognised income and expense for the year	–	–	–	–	–	(55,506)	(55,506)	(1,935)	(57,441)
Share based compensation (note 29)	–	–	24,356	–	–	–	24,356	–	24,356
Acquisition of subsidiaries	–	–	–	–	–	–	–	15,676	15,676
Shares issued on placing and subscription (note 28(a))	2,385	148,515	–	–	–	–	151,485	–	151,485
Share issue expenses (note 28(a))	–	(9,779)	–	–	–	–	(9,779)	–	(9,779)
Shares issued on acquisition of subsidiaries (note 28(b))	6,000	127,500	–	–	–	–	133,500	–	133,500
Exercise of share options (note 28(c))	155	9,105	(4,173)	–	–	–	5,071	–	5,071
Issue of warrants (note 28(d))	–	–	–	–	23,951	–	23,951	–	23,951
Exercise of warrants (note 28(d))	49	726	–	–	(211)	–	563	–	563
At 31 March 2006	56,126	758,824	20,183	396,248	23,738	(1,057,003)	197,928	13,741	212,465

** The total of these balances represents reserves in the consolidated balance sheet.

for the year ended 31 March 2006

		2006 HK$'000 二零零六年 千港元	Restated 2005 HK$'000 經重列 二零零五年 千港元
Cash flows from operating activities	經營活動所得現金流量		
Loss before income tax	除所得稅前虧損	(97,323)	(375,796)
Adjustments for:	調整：		
Interest expenses	利息開支	536	908
Interest income	利息收入	(60)	(1)
Depreciation of property, plant and equipment	物業、廠房及設備折舊	122	1
Loss on disposal of property, plant and equipment	出售物業、廠房及設備之虧損	66	–
Amortisation of goodwill	商譽攤銷	–	2,712
Impairment of goodwill	商譽減值	47,890	–
Share-based compensation	以股份支付補償	24,186	–
Provision for impairment of trade and other receivables	應收賬款及其他應收款項撥備	19,107	351,476
Fair value gain on financial assets at fair value through profit or loss/Unrealised loss on trading securities at fair value	以公允價值列入損益賬之金融資產之公允價值收益／按公允價值列賬之交易證券未變現虧損	(4,880)	15,447
Operating loss before working capital changes	營運資金變動前經營虧損	(10,356)	(5,253)
Increase in unbilled revenue from long-term service contracts	長期服務合約未開單收入增加	(2,014)	–
Decrease in financial assets at fair value through profit or loss/trading securities	以公允價值列入損益賬之金融資產／交易證券減少	2,095	10,763
(Increase)/Decrease in trade and other receivables	應收賬款及其他應收款項（增加）／減少	(10,283)	3,183
Decrease in amount due from a shareholder	應收一名股東款項減少	8,371	–
Increase in amount due from a minority shareholder	應收一名少數股東款項增加	(960)	–
Increase/(Decrease) in trade and other payables	應付賬款及其他應付款項增加／（減少）	18,742	(4,201)
Decrease in amount due to a related company	應付一間關連公司款項減少	(9,395)	–
Cash (used in)/generated from operations	經營（所用）／產生現金	(3,800)	4,492
Interest received	已收利息	60	1
Net cash (used in)/generated from operating activities	經營活動（所用）／產生之現金淨額	(3,740)	4,493

for the year ended 31 March 2006

		Notes 附註	2006 HK$'000 二零零六年 千港元	Restated 2005 HK$'000 經重列 二零零五年 千港元
Cash flows from investing activities	投資活動所得現金流量			
Acquisition of subsidiaries	收購附屬公司	32	(27,025)	–
Payments to acquire property, plant and equipment	購入物業、廠房及設備付款		(1,807)	–
Net cash used in investing activities	投資活動所用之現金淨額		(28,832)	–
Cash flows from financing activities	融資活動所得現金流量			
Interest paid	已付利息		(536)	(507)
Proceeds from borrowings	借貸所得款項		–	6,568
Repayments of borrowings	償還借貸		(2,920)	(9,955)
Repayment of convertible notes	償還可換股票據		–	(10,940)
Proceeds from issue of shares, net of expense	發行股份所得款項（扣除開支後）		147,991	13,136
Proceeds from issue of warrants	發行認股權證所得款項		23,981	–
Proceeds from exercise of warrants	行使認股權證所得款項		563	–
Proceeds from exercise of share options	行使購股權所得款項		3,071	3,829
Net cash generated from financing activities	融資活動產生之現金淨額		172,150	2,131
Net increase in cash and cash equivalents	現金及現金等值物增加淨額		139,578	6,624
Cash and cash equivalents at beginning of financial year	於財政年度初現金及現金等值物		7,841	1,217
Cash and cash equivalents at end of financial year	於財政年度末現金及現金等值物		147,419	7,841

for the year ended 31 March 2006 截至二零零六年三月三十一日止年度

1. GENERAL INFORMATION

China Solar Energy Holdings Limited (formerly known as "REXCAPITAL International Holdings Limited") (the "Company") is a limited liability company incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of its principal place of business is 21/F., 3 Lockhart Road, Wan Chai, Hong Kong.

The Company and its subsidiaries (collectively, the "Group") are mainly engaged in the following activities:

- provision of capital market advisory services
- participation in primary and secondary securities market
- money lending
- development, manufacturing, marketing and sale of photovoltaic solar cells, modules and panels for generating solar electric power and related training and consulting services ("photovoltaic business")

The financial statements on page 39 to 131 have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). In addition, the financial statements include the applicable disclosures required by the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules").

The financial statements for the year ended 31 March 2006 were approved by the board of directors on 27 July 2006.

1. 一般資料

華基光電能源控股有限公司（前稱「御泰國際控股有限公司」）（「本公司」）為在百慕達註冊成立之有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。本公司之主要營業地點之地址為香港灣仔駱克道3號21樓。

本公司及其附屬公司（統稱「本集團」）主要從事以下業務：

- 提供資本市場顧問服務
- 參加一級及次級證券市場
- 貸款
- 太陽能發電之光伏太陽能電池、組件、控電板等之開發、生產、市場及銷售，以及有關之培訓及顧問服務（「光伏業務」）

第39頁至第131頁刊載之財務報表乃按照香港會計師公會（「香港會計師公會」）頒佈之香港財務報告準則（「香港財務報告準則」）而編製。此外，財務報表包括香港公司條例及聯交所證券上市規則（「上市規則」）之適用披露規定。

截至二零零六年三月三十一日止年度之財務報表已於二零零六年七月二十七日獲董事會批准。

2. ADOPTION OF NEW AND REVISED HKFRS

2.1 Impact of new and revised HKFRS which are effective in the current financial year

From 1 April 2005, the Group has adopted the following new or revised standards of HKFRS which are relevant to its operations:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Polices, Changes in Accounting Estimates and Errors
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets

2. 採納新訂及經修訂香港財務報告準則

2.1 本財政年度生效之新訂及經修訂香港財務報告準則之影響

由二零零五年四月一日起，本集團採納以下與其營運有關之香港財務報告準則之新訂或經修訂準則：

香港會計準則第1號	財務報表的呈報
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計之變更及錯誤更正
香港會計準則第12號	所得稅
香港會計準則第14號	分部呈報
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第18號	收入
香港會計準則第19號	僱員福利
香港會計準則第21號	匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關連人士披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第32號	金融工具：披露及呈報
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第37號	撥備、或然負債及或然資產

2. ADOPTION OF NEW AND REVISED HKFRS (continued)

2.1 Impact of new and revised HKFRS which are effective in the current financial year (continued)

HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transitional and Initial Recognition of Financial Assets and Financial Liabilities
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations

All the standards have been applied retrospectively except where specific transitional provisions require a different treatment. Accordingly, the financial statements for the year ended 31 March 2005 including their presentation have been amended in accordance with HKAS 8 and comparative figures for financial year 2005 contained in these financial statements differ from those published in the financial statements for the year ended 31 March 2005.

2. 採納新訂及經修訂香港財務報告準則（續）

2.1 本財政年度生效之新訂及經修訂香港財務報告準則之影響（續）

香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第39號（修訂本）	過渡性及初步確認金融資產及金融負債
香港財務報告準則第2號	以股份為基礎之支付
香港財務報告準則第3號	業務合併

所有準則都已追溯應用，除當特定過渡性條文規定須作出不同方法處理者則除外。因此，截至二零零五年三月三十一日止年度之財務報表包括其呈報方式已根據香港會計準則第8號作出修訂，而此等財務報表所載之二零零五年財政年度比較數字有別於截至二零零五年三月三十一日止年度之財務報表所公佈者。

2. ADOPTION OF NEW AND REVISED HKFRS (continued)

2.1 Impact of new and revised HKFRS which are effective in the current financial year (continued)

Significant impacts on current, prior or future periods arising from the first-time adoption of the standards listed above with respect to presentation, recognition and measurement of accounts are described in the following paragraphs:

(a) *Adoption of HKAS 1*

The adoption of HKAS 1 led to an update of the presentation of financial statements. In particular, minority interests are now included as a separate line item within equity. Profit and loss attributable to minority interests and that attributable to equity holders of the Company is now presented as an allocation of the net result of the year. In addition, proceeds from sale of trading securities are now excluded from revenue.

2. 採納新訂及經修訂香港財務報告準則（續）

2.1 本財政年度生效之新訂及經修訂香港財務報告準則之影響（續）

自採用上列有關準則，確認及計量之準則對現時、過往或未來期間之重大影響載於下文：

(a) *採納香港會計準則第1號*

採納香港會計準則第1號導致更新財務報表之呈列方式。特別是，少數股東權益現於權益內獨立列為一項。少數股東權益應佔之溢利或虧損，以及本公司權益持有人應佔之溢利或虧損，現呈列為年度之業績淨額之一項分配。此外，出售買賣證券所得款項現不包括於收益內。

2. ADOPTION OF NEW AND REVISED HKFRS (continued)

2.1 Impact of new and revised HKFRS which are effective in the current financial year (continued)

(b) Adoption of HKAS 32 and HKAS 39

HKAS 32 requires all disclosure and presentation rules regarding financial instruments to be applied retrospectively. HKAS 39 generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis.

Convertible notes

In the prior year, convertible notes were stated at amortised cost. Upon the adoption of HKAS 32, convertible notes are split into liability and equity components. The adoption of HKAS 32 has no material effect on the financial statements.

2. 採納新訂及經修訂香港財務報告準則(續)

2.1 本財政年度生效之新訂及經修訂香港財務報告準則之影響(續)

(b) 採納香港會計準則第32號及香港會計準則第39號

香港會計準則第32號規定一切有關金融工具之披露及呈報規則均可追溯應用。香港會計準則第39號一般不容許對金融資產及負債進行追溯性之確認、取消確認或計量。

可換股票據

於過往年度，可換股票據按攤銷成本值入賬。採納香港會計準則第32號後，可換股票據拆分為負債及權益部份。採納香港會計準則第32號對財務報表並無重大影響。

2. ADOPTION OF NEW AND REVISED HKFRS (continued)

2.1 Impact of new and revised HKFRS which are effective in the current financial year (continued)

(b) *Adoption of HKAS 32 and HKAS 39* (continued)

Investments in securities

Prior to the adoption of HKAS 39, the Group classified its investments in securities as "Investments in securities" and "Trading securities" and recorded them at cost less any impairment and at fair value respectively. Upon the adoption of HKAS 39, investments in securities are classified as available-for-sale financial assets or financial assets at fair value through profit or loss, as appropriate. In accordance with the provision of HKAS 39, available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value with changes in fair value dealt with in equity and recognised in income statement respectively. The adoption of HKAS 39 has not resulted in any change in measurement of these securities. Other adjustments as a result of adoption of HKAS 39, which is applied prospectively, is recognised in the opening balances on 1 April 2005 and are summarised in note 2.1(f).

2. 採納新訂及經修訂香港財務報告準則（續）

2.1 本財政年度生效之新訂及經修訂香港財務報告準則之影響（續）

(b) *採納香港會計準則第32號及香港會計準則第39號*（續）

證券投資

於採納香港會計準則第39號前，本集團將其證券投資分類作「證券投資」及「交易證券」，並分別按成本減任何減值及以公允價值列賬。採納香港會計準則第39號後，證券投資乃按適用情況分類為可供出售金融資產或以公允價值列入損益賬之金融資產（如適用）。根據香港會計準則第39號規定，可供出售金融資產及以公允價值列入損益賬之金融資產以公允價值列賬，而公允價值之變動則分別於權益處理及於損益賬中確認。採納香港會計準則第39號並未對該等證券的計量造成任何變動。其他因追溯採納香港會計準則第39號所引致之調整於二零零五年四月一日之期初結餘中確認，且概述於附註2.1(f)。

2. ADOPTION OF NEW AND REVISED HKFRS (continued)

2.1 Impact of new and revised HKFRS which are effective in the current financial year (continued)

(c) *Adoption of HKAS 36 and HKFRS 3*

Goodwill arising on acquisitions in prior years was capitalised and amortised over its estimated useful life and was subject to impairment testing when there was indication of impairment. The adoption of HKFRS 3 has resulted in the Group ceasing goodwill amortisation and commencing impairment testing annually as well as when there is indication of impairment. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current financial year. The carrying amount of the related accumulated amortisation on 1 April 2005 was eliminated against the gross amount of goodwill.

The effect of the above changes are summarised in notes 2.1(e) and 2.1(f). In accordance with the relevant transitional provisions of HKFRS 3, comparative figures have not been restated.

2. 採納新訂及經修訂香港財務報告準則（續）

2.1 本財政年度生效之新訂及經修訂香港財務報告準則之影響（續）

(c) *採納香港會計準則第36號及香港財務報告準則第3號*

於過往年度因收購產生之商譽按其估計可使用年期資本化及攤銷，並須於出現減值跡象時進行減值測試。採納香港財務報告準則第3號令本集團不再進行商譽攤銷，而每年及出現減值跡象時進行商譽測試。此會計政策之變更，導致本財政年度並無商譽攤銷。於二零零五年四月一日有關累計攤銷的賬面值已在商譽總額撤銷。

以上變更之影響概述於附註2.1(e)及2.1(f)。根據香港財務報告準則第3號之相關過渡條文，比較數字並未重列。

2. ADOPTION OF NEW AND REVISED HKFRS (continued)

2.1 Impact of new and revised HKFRS which are effective in the current financial year (continued)

(d) Adoption of HKFRS 2

HKFRS 2 requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares, or in exchange for other assets equivalent in value to a given number of shares or rights over shares. The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options of the Company or its subsidiaries determined at the date of grant of the share options over the vesting period ("share based compensation"). Prior to the adoption of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The transitional provisions of HKFRS 2 allow the Group to adopt HKFRS 2 retrospectively for share options which were granted on or after 7 November 2002 and had not yet vested on 1 April 2005. Other than the share options granted during the current financial year which have been accounted for in accordance with HKFRS 2 (the financial effect is summarised in notes 2.1(e) and 2.1(f)), the Group had no share options granted after 7 November 2002 and remained unvested on 1 April 2005 and accordingly, comparative figures have not been restated.

2. 採納新訂及經修訂香港財務報告準則（續）

2.1 本財政年度生效之新訂及經修訂香港財務報告準則之影響（續）

(d) 採納香港財務報告準則第2號

根據香港財務報告準則第2號，倘本集團以股份或股份權利，或以相當於指定數目股份或股份權利之其他資產作為代價購入貨物或取得服務，則須確認開支。香港財務報告準則第2號對本集團之主要影響乃關乎本公司或其附屬公司之購股權須於歸屬期內按購股權授出日期釐定之公允價值支銷（「以股份支付之補償」）。在採納香港財務報告準則第2號前，本集團不會於購股權獲行使前確認該等購股權之財務影響。就於二零零二年十一月七日或其後授出而於二零零五年四月一日尚未歸屬之購股權，香港財務報告準則第2號之過渡性條文容許本集團追溯採納香港財務報告準則第2號。除於本財政年度授出之購股權已根據香港財務報告準則第2號列賬外（財務影響概述於附註2.1(e)及2.1(f)），本集團概無於二零零二年十一月七日後授出而於二零零五年四月一日尚未歸屬之購股權，故並未重列比較數字。

2. ADOPTION OF NEW AND REVISED HKFRS (continued)

2. 採納新訂及經修訂香港財務報告準則（續）

2.1 Impact of new and revised HKFRS which are effective in the current financial year (continued)

2.1 本財政年度生效之新訂及經修訂香港財務報告準則之影響（續）

(e) The changes in accounting policies arising from the adoption of the new and revised HKFRS have effect on the consolidated income statement for the year ended 31 March 2006 and the effects are summarised below:

(e) 採納新訂及經修訂香港財務報告準則所導致之會計政策變動對截至二零零六年三月三十一日止年度之綜合收益表之影響概述如下：

		Effect of adopting 採納以下準則之影響		
		HKAS 36 & HKFRS 3 HK$'000 香港會計準則第36號及香港財務報告準則第3號 千港元	HKFRS 2 HK$'000 香港財務報告準則第2號 千港元	Total HK$'000 總計 千港元
Year ended 31 March 2006	截至二零零六年三月三十一日止年度			
Decrease in amortisation of goodwill	商譽攤銷減少			
– discontinuation of amortisation of goodwill	停止攤銷商譽	2,712	–	2,712
Increase in staff costs	雇員成本增加			
– share options granted	已授出購股權	–	(24,186)	(24,186)
(Increase)/Decrease in loss for the year	年內虧損（增加）／減少	2,712	(24,186)	(21,474)
		HK cents 港仙	HK cents 港仙	HK cents 港仙
(Increase)/Decrease in basic loss per share	每股基本虧損（增加）／減少	0.69	(0.84)	(0.75)
		HK cents 港仙	HK cents 港仙	HK cents 港仙
(Increase)/Decrease in diluted loss per share	每股攤薄虧損（增加）／減少	N/A 不適用	N/A 不適用	N/A 不適用

2. ADOPTION OF NEW AND REVISED HKFRS (continued)

2. 採納新訂及經修訂香港財務報告準則（續）

2.1 Impact of new and revised HKFRS which are effective in the current financial year (continued)

2.1 本財政年度生效之新訂及經修訂香港財務報告準則之影響（續）

(f) The changes in accounting policies arising from the adoption of the new and revised HKFRS have effect on the consolidated balance sheets as at 1 April 2005 and 31 March 2006 and the effects are summarised below:

(f) 採納新訂及經修訂香港財務報告準則所產生之會計政策變動對二零零五年四月一日及二零零六年三月三十一日之綜合資產負債表之影響概述如下：

		Effect of adopting 採納以下準則之影響			
		HKAS 32 & HKAS 39 香港會計準則第32號及香港會計準則第39號	HKAS 36 & HKFRS 3 香港會計準則第36號及香港財務報告準則第3號	HKFRS 2 香港財務報告準則第2號	Total 總計
		HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元
At 1 April 2005	於二零零五年四月一日				
Increase/(Decrease) in assets	資產增加／（減少）				
Financial assets at fair value through profit or loss	透過損益以公平值列賬之金融資產	13,388	–	–	13,388
Trading securities	交易證券	(13,388)	–	–	(13,388)
At 31 March 2006	於二零零六年三月三十一日				
Increase/(Decrease) in assets	資產增加／（減少）				
Financial assets at fair value through profit or loss	透過損益以公平值列賬之金融資產	16,173	–	–	16,173
Trading securities	交易證券	(16,173)	–	–	(16,173)
Increase/(Decrease) in equity	權益增加／（減少）				
Share option reserve	購股權儲備	–	–	21,569	21,569
Share premium	股份溢價	–	–	2,617	2,617
Accumulated losses	累計虧損	–	2,712	(24,186)	(21,474)

2. ADOPTION OF NEW AND REVISED HKFRS (continued)

2.2 New standards or interpretation that have been issued but not yet effective

The Group has not early adopted the following standards or interpretations of HKFRS that have been issued but are not yet effective and are relevant to the Group. The directors of the Company anticipate that the adoption of such standards or interpretations will not result in substantial changes as to how the results and financial position are prepared and presented.

HKAS 1 (Amendment)	Capital Disclosures [1]
HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation [2]
HKAS 39 (Amendment)	The Fair Value Option [2]
HKAS 39 & HKFRS 4 (Amendment)	Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts [2]
HKFRS 7	Financial Instruments – Disclosures [1]
HK(IFRIC) – INT 8	Scope of HKFRS2 [3]
HK(IFRIC) – INT 9	Reassessment of Embedded Derivatives [4]

2. 採納新訂及經修訂香港財務報告準則（續）

2.2 已頒佈但未生效之新訂準則或詮釋

以下已頒佈但未生效但有關本集團之香港財務報告準則之準則或詮釋，本集團並未提前採納該等準則或詮釋。本公司董事預期採納該等準則或詮釋，將不會導致業績及財務狀況之編製及呈報出現重大變動。

香港會計準則第1號（修訂本）	資本披露[1]
香港會計準則第21號（修訂本）	匯率變動之影響－於海外業務之投資淨額[2]
香港會計準則第39號（修訂本）	公平價值期權[2]
香港會計準則第39號及香港財務報告準則第4號（修訂本）	金融工具：確認及計量及保險合約－財務擔保合約[2]
香港財務報告準則第7號	金融工具：披露[1]
香港（國際財務報告詮釋委員會）－詮釋第8號	香港財務報告準則第2號之範圍[3]
香港（國際財務報告詮釋委員會）－詮釋第9號	重估嵌入式衍生工具[4]

2. ADOPTION OF NEW AND REVISED HKFRS (continued)

2.2 New standards or interpretation that have been issued but not yet effective (continued)

[1] *Effective for annual periods beginning on or after 1 January 2007*
[2] *Effective for annual periods beginning on or after 1 January 2006*
[3] *Effective for annual periods beginning on or after 1 May 2006*
[4] *Effective for annual periods beginning on or after 1 June 2006*

2. 採納新訂及經修訂香港財務報告準則（續）

2.2 已頒佈但未生效之新訂準則或詮釋（續）

[1] 於二零零七年一月一日或其後開始之年度期間生效
[2] 於二零零六年一月一日或其後開始之年度期間生效
[3] 於二零零六年五月一日或其後開始之年度期間生效
[4] 於二零零六年六月一日或其後開始之年度期間生效

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and financial liabilities. The measurement bases are fully described in the accounting policies below. It should be noted that accounting estimates and assumptions are used in the preparation of the financial statements. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. 重大會計政策概要

(a) 編製基準

財務報表乃按歷史成本法編製，惟若干金融資產及金融負債之重估除外。計量基準詳見下文之會計政策。務請注意，編製財務報表時會作出會計估計及假設。儘管此等估計乃以管理層對現時事件及行動之最深切瞭解而作出，惟實際結果最終或會有別於該等估計之情況。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. All material intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred, in which case they are recognised immediately in income statement.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired and liabilities, including contingent liabilities, assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

3. 重大會計政策概要（續）

(b) 綜合基準

綜合財務報表綜合了本公司及其附屬公司截至每年三月三十一日止之財務報表。附屬公司的業績自收購日期（即本公司取得控制權之日）起至有關控制權終止之日期間綜合入賬。所有重大的集團公司間交易、結餘及與集團公司間交易產生的未變現收益於綜合賬目時已對銷。未變現虧損亦會對銷，惟若交易提供所轉讓資產之減值憑證，則即時於收益表中確認。

於年內附屬公司之收購已採用會計收購法入賬。此方法涉及將業務合併之成本分配至所收購資產之公允價值以及於收購日期所承擔之負債（包括或然負債）。收購成本以所付資產之公允價值、已發行股本工具及於交換日期所產生或承擔之負債加上收購直接應佔成本之總額計算。收購成本超過本集團分佔所收購可識別資產淨值之公允價值部份將作為商譽入賬。倘收購成本低於所收購附屬公司資產淨值之公允價值，則當中之差額直接於收益表中確認。

for the year ended 31 March 2006 截至二零零六年三月三十一日止年度

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Basis of consolidation (continued)

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

(c) Subsidiaries

Subsidiaries are entities over which the Company has the power to directly or indirectly control the financial and operating policies.

In the Company's balance sheet, subsidiaries are carried at cost less any impairment losses. The results of the subsidiaries are accounted for by the Company on the basis of dividends received and receivable at the balance sheet date.

(d) Goodwill

Goodwill arising on acquisition of subsidiaries represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiaries at the date of acquisition. Goodwill is initially recognised in the consolidated balance sheet as an asset at cost and subsequently measured at cost less any impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes the circumstances indicate that the carrying value of goodwill may be impaired.

On subsequent disposal of a subsidiary, the carrying amount of goodwill relating to the entity is included in determining the amount of gain or loss on the disposal.

3. 重大會計政策概要(續)

(b) 綜合基準(續)

少數股東權益指外界股東於本公司附屬公司業績及資產淨值中所佔之權益。

(c) 附屬公司

附屬公司乃本公司對其財務及營運政策有直接或間接控制權之實體。

於本公司資產負債表,附屬公司按成本值扣除任何減值虧損列賬。本公司按結算日已收及應收股息將附屬公司之業績入賬。

(d) 商譽

收購附屬公司產生之商譽乃收購成本超出於本集團於收購日本集團所佔被收購附屬公司之可識別資產公平值、負債及或然負債之公允值之餘額。商譽於綜合資產負債表按成本初步確認為資產,並於其後按成本扣除任何減值虧損計量。商譽乃每年進行減值測試,倘若事件或情況變化顯示商譽之賬面值可能出現減值,則商譽會更頻密進行減值測試。

於出售附屬公司時,有關商譽之賬面值乃計入出售損益之釐定。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Property, plant and equipment

Property, plant and equipment are stated at cost, which comprise purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use, less accumulated depreciation and any impairment losses. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation is provided to write off the cost of property, plant and equipment over its estimated useful lives on a straight-line basis, as follows:

Leasehold improvements	3 years
Plant and machinery	5 to 10 years
Furniture, fixtures and equipment	4 to 10 years

Useful lives are reviewed and adjusted, if appropriate, at each balance sheet date.

Gain or loss arising on disposal of property, plant and equipment is determined as the difference between the net sale proceeds and the carrying amount of the asset and is recognised in the income statement.

3. 重大會計政策概要（續）

(e) 物業、廠房及設備

物業、廠房及設備按其成本減累計折舊及任何減值虧損列賬，包括其購入價及將該資產達至其營運狀態及工作地點作其預定用途所涉及之任何直接應佔成本。其後成本乃計入資產之賬面值或確認作獨立資產（如適用），惟前提為本集團可能就該項目產生相關之未來經濟利益，而項目成本可以可靠計量。所有其他維修及保養費於產生之財政期間自收益表扣除。

物業、廠房及設備之折舊按其估計可使用年期內以直線法撇銷成本。

租賃裝修	3年
廠房及機器	5至10年
傢俬、裝置及設備	4至10年

可使用年期於各結算日予以審閱及調整。

出售物業、廠房及設備產生之收益或虧損乃按出售所得款項淨額與資產賬面值之差額釐定，並於收益表中確認。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to the income statement on a straight-line basis over the lease terms.

(g) Financial assets

Financial assets are classified into the following categories: loans and receivables, financial assets at fair value through profit or loss and available-for-sale financial assets. Management determines the classification of its financial assets at initial recognition depending on the purpose for which the financial assets were acquired and, where allowed and appropriate, re-evaluates the determination at every reporting date.

All financial assets are recognised on their trade date (i.e. the date that the Group commits to purchase the asset). When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

3. 重大會計政策概要（續）

(f) 經營租賃

若資產之所有權大部份風險及回報均為出租人所有，有關資產即作為經營租約入賬。此等經營租約之年租支出按租約年期以直線法計算，並於收益表內扣除。

(g) 金融資產

金融資產分為以下類別：貸款及應收款項、以公允價值列入損益賬之金融資產及可供出售金融資產。管理層於金融資產之收購目的來確定於初步確認時該金融資產之分類，如情況許可及適用，則於每個呈報日作重估。

所有金融資產均於其交易日確認（即本集團承諾購買資產之日）。金融資產於初步確認時以按公允價值計量，倘投資並非按公允價值列入損益賬，則另加直接應佔交易成本。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Financial assets (continued)

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred. An assessment for impairment is undertaken at least at each balance sheet date whether or not there is objective evidence that a financial asset or a group of financial assets is impaired.

The accounting policies adopted in respect of each category of financial assets are set out below.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are subsequently measured at amortised cost using the effective interest method, less any impairment losses. Any changes in their values are recognised in income statement.

3. 重大會計政策概要（續）

(g) 金融資產（續）

倘收取投資產生之現金流量之權利屆滿或被轉讓，且擁有權之絕大部分風險及回報已經轉移，即終止確認金融資產。無論是否有客觀證據顯示一項金融資產或一組金融資產已減值，均至少於每個結算日進行一次減值評估。

有關各類別金融資產採用之會計政策載述如下：

(i) 貸款及應收款項

貸款及應收款項為具有固定或可釐定付款，但於活躍市場中無報價之非衍生金融資產。貸款及應收款項其後以實際利率法按攤銷成本（減任何減值虧損）計量。其價值之任何變動均於收益表內確認。

for the year ended 31 March 2006

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Financial assets (continued)

(i) *Loans and receivables* (continued)

Impairment provision is recognised for loans and receivables when objective evidence is received that the Group will not be able to collect all amounts due to it in accordance with the original terms of the receivables. The amount of provision is determined as the difference between the asset's carrying amount and the present value of estimated future cash flows.

(ii) *Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss include financial assets that are either held for trading or are designated by the Group to be carried at fair value through profit or loss on initial recognition.

Subsequent to initial recognition, the financial assets included in this category are measured at fair value with changes in fair value recognised in income statement. Financial assets originally designated as financial assets at fair value through profit or loss may not subsequently be re-classified.

3. 重大會計政策概要（續）

(g) 金融資產（續）

(i) [illegible]

[illegible]

(ii) [illegible]

[illegible]

[illegible]

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Financial assets (continued)

(iii) Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. All financial assets within this category are subsequently measured at fair value, with changes in value recognised in equity. Upon disposal, the cumulative gain or loss previously recognised in equity is transferred to the income statement. When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in the income statement even though the financial asset has not been derecognised. Impairment losses previously recognised in the income statement on equity instruments will not reverse in subsequent periods through profit or loss.

3. 重大會計政策概要（續）

(g) 金融資產（續）

(iii) 可供出售金融資產

可供出售金融資產包括歸入此類或未能歸入任何其他類別金融資產之非衍生金融資產。分類此類別之所有金融資產按公允值估計量，而價值變動則確認為權益。於出售時，早前於權益確認之累計收益或虧損將轉撥至收益表。當已直接於權益確認可供出售金融資產之公允值減少，且有客觀證據顯示該資產已出現減值，則即使有關金融資產尚未剔除確認，已直接於權益確認之累計虧損自權益移除，並於收益表確認。早前於收益表就股本工具確認之減值虧損將不會於往後期間透過損益撥回。

for the year ended 31 March 2006

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Financial assets (continued)

(iii) Available-for-sale financial assets (continued)

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in income statement when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not reverse in subsequent periods.

(h) Long-term service contracts

Revenue from service contracts is recognised according to the percentage of completion of individual contract. The percentage of completion is determined by comparing costs incurred to date with the total estimated costs of the contract. If the contract is considered profitable, it is valued at cost plus attributable profits by reference to the percentage of completion. Any expected loss on individual contract is recognised immediately as an expense in the income statement.

3. 重大會計政策概要（續）

(g) 金融資產（續）

(iii) 可供出售金融資產（續）

就可供出售之股本投資而言，倘並無活躍市場之市場報價，而其公允價值未能可靠計量，則於初步確認後之每個結算日按成本減任何已識別減值虧損計量。倘有客觀證據顯示資產出現減值，則減值虧損於收益表內確認。減值虧損按該資產賬面值與按類似金融資產之現行市場回報率折現估計未來現金流量之現值間之差額計量。該減值虧損將不會於往後期間撥回。

(h) 長期服務合約

服務合約收入根據個別合約之完成百分比確認。完成百分比按比較至今所產生之成本與該合約之估計總成本而釐定。倘合約被視為有利可圖，乃參考其完成百分比按成本加應佔溢利計值。任何個別合約之預計損失即時於收益表中確認為開支。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Long-term service contracts (continued)

Unbilled revenue from long-term service contracts represents costs incurred for contracts plus attributable profits in excess of progress billings to the relevant customers and is included under current assets. Amounts billed for works performed but not yet paid by the customers are included in the balance sheet under trade and other receivables.

(i) Inventories

Inventories consist primarily of finished goods and are carried at the lower of cost and net realisable value. Cost, determined using the first-in, first-out method, mainly comprises expenses directly attributable to the manufacturing process. Net realisable value is the estimated selling price in the ordinary course of business less any applicable selling expenses.

(j) Foreign currency translation

The financial statements are presented in Hong Kong Dollars ("HK$"), which is also the functional currency of the Company.

3. 重大會計政策概要（續）

(h) 長期服務合約（續）

長期服務合約之未開單收入，即就合約產生之成本加有關客戶應佔溢利扣除該項部分，且於流動資產項下列帳。已開單但完成工作之款項由客戶但未支付者，則計入於資產負債表應收賬款及其他應收款項項下。

(i) 存貨

存貨主要包括製成品，按成本值及可變現淨值兩者之較低者列賬。按先進先出法計算之成本，主要包括生產過程直接應佔開支。可變現淨值乃於一般業務過程之估計售價減任何適用之出售開支。

(j) 外幣換算

財務報表以港元列值，港元為本公司功能貨幣。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Foreign currency translation (continued)

In the separate financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognised in the income statement. Non-monetary items measured at fair value that are denominated in foreign currencies are translated at the rate prevailing on the date when the fair value was determined and are reported as part of the fair value gain or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not translated.

In the consolidated financial statements, all separate financial statements of the subsidiaries, originally presented in a currency different from the Group's presentation currency, have been converted into HK$. Assets and liabilities have been translated into HK$ at the closing rates at the balance sheet date. Income and expenses have been converted into HK$ at the average rates over the reporting period. Any differences arising from this procedure have been dealt with in the exchange reserve in equity. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into HK$ at the closing rate. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on disposal.

3. 重大會計政策概要（續）

(j) 外幣換算（續）

於綜合實體之獨立財務報表，外幣交易按照交易當日之匯率換算作個別實體之功能貨幣。因結算該等交易及按年終之匯率換算以外幣列值之貨幣資產及負債所產生之外匯收益及虧損於收益表確認。非貨幣項目按公允價值計量及以外幣列值，乃按釐定公允價值當日之匯率換算，並呈報作公允價值收益或虧損之部分。按外幣之歷史成本計算之非貨幣項目毋須重新換算。

於綜合財務報表，附屬公司所有以不同於本集團呈報貨幣呈報之單獨財務報表，均已換算為港元。資產及負債按結算日之收市匯率換算為港元。收入與開支則按申報期之平均匯率換算為港元。該程序產生之任何差額均在權益內之換算儲備處理。收購外國實體所產生之商譽及公允價值調整，列作該外國實體之資產及負債處理，並以收市匯率換算為港元。倘售出外國業務，有關之匯兌差額於收益表確認為出售收益或虧損之一部分。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

(l) Impairment testing

Property, plant and equipment, goodwill and interests in subsidiaries are subject to impairment testing.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows ("cash-generating units"). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill in particular is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which management controls the related cash flows.

Individual assets or cash-generating units that include goodwill and other intangible assets with indefinite useful life or assets not yet available for use are tested for impairment at least annually. Other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

3. 重大會計政策概要（續）

(k) 現金及現金等價物

[illegible]

(l) 減值測試

[illegible]

[illegible]

[illegible]

for the year ended 31 March 2006

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Impairment testing (continued)

An impairment loss is recognised as an expense immediately for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, which reflects market conditions less costs to sell, and value in use, which is determined based on an internal discounted cash flow evaluation. Impairment losses recognised for cash-generating units, to which goodwill has been allocated, are credited initially to the carrying amount of goodwill. Any remaining impairment loss is charged pro rata to the other assets in the cash generating unit.

An impairment loss on goodwill is not reversed in subsequent periods. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the asset's recoverable amount but only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

3. 重大會計政策概要（續）

(l) 減值測試（續）

資產或現金產生單位之賬面值超逾其可收回金額時須即時確認減值虧損為開支。可收回金額為反映市況之公允值減出售成本與根據內部折現現金流量評估計算之使用價值兩者之較高者。就獲分配商譽之現金產生單位所確認之減值虧損初步計入商譽之賬面值。任何剩餘減值虧損按比例自現金產生單位之其他資產中扣除。

商譽減值虧損不會於往後期間撥回。至於其他資產，倘用以釐定資產可收回金額所用之估計有變，而只有在資產賬面值不超過如無確認減值虧損時原應釐定之賬面值（扣除折舊或攤銷）的情況下，減值虧損方會予以撥回。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) Provisions and contingent liabilities

Provisions are recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, provided a reliable estimate in respect of the obligation can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

3. 重大會計政策概要（續）

(m) 撥備及或然負債

倘本集團因過往之事件負上法律或推定責任，而可能須動用經濟利益以履行責任並能作出可靠估計所需之數額，則於資產負債表確認撥備。倘貨幣時間價值重大，則按預期履行有關責任所需開支之現值撥備。

所有撥備於各結算日檢討及作出調整，以反映當時之最佳估計。

倘須動用經濟效益的可能性較低，或未能可靠估算所需之數額，便會將該等責任列為或然負債，但如某宗或多宗未來事件會否發生才能確定存在與否的潛在責任，亦會披露為或然負債，除非經濟效益流出的可能性甚低，否則亦列為或然負債。

for the year ended 31 March 2006

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Employee benefits

(i) Defined contribution plan

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees in Hong Kong who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

(ii) Short-term employee benefits

Short-term employee benefits are recognised when they accrue to employees. In particular, a provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. Non-accumulating compensated absences are not recognised until the time of leave.

3. 重大會計政策概要（續）

(n) 僱員福利

(i) 定額供款計劃

本集團根據強制性公積金計劃條例，為合資格參加強積金計劃之香港僱員，推行定額供款強制性公積金退休福利計劃（「強積金計劃」）。按僱員基本薪酬之某百分比作出供款，並於根據強積金計劃之規則應付有關供款時，於收益表內扣除。強積金計劃之資產與本集團之資產分開，由獨立管理基金管理。本集團之僱主供款於向強積金計劃作出供款時全部歸僱員所有。

(ii) 短期僱員福利

短期僱員福利於僱員有權享用時確認。特別是，就僱員直至結算日所提供之服務而產生之估計年假負債作出撥備。不能累積之補償假，並不會在休假前作出確認。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Employee benefits (continued)

(iii) Share-based employee compensation

The Group operates certain share option schemes for the purpose of recognising and acknowledging the contributions that its employees (including directors) and other person (the "eligible participants") have made to the Group. Eligible participants receive remuneration in the form of share-based compensation, whereby eligible participants render services as consideration for equity instrument ("equity-settled transactions").

The cost of equity-settled transactions with eligible participants is measured by reference to the fair value at the date the options are granted excluding the impact of any non-market vesting conditions.

3. 重大會計政策概要（續）

(n) 僱員福利（續）

(iii) 以股份支付僱員補償

本集團推行若干購股權計劃，以達到對其僱員（包括董事）及其他人士（合資格參與者）對本集團所作出的貢獻以示肯定及感謝。合資格參與者收到以股權支付補償作為酬金之一種形式，合資格參與者提供服務以作為股權工具之代價（「股權結算交易」）。

與合資格參與者進行股權結算交易之成本，乃參考於購股權授出當日之公允價值，並扣除任何非市場歸屬之影響。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Employee benefits (continued)

(iii) Share-based employee compensation (continued)

The cost of equity-settled transactions is recognised as an expense in income statement on straight-line basis over the vesting period, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates. No expense is recognised for remuneration that do not ultimately vest, except for remuneration where vesting is conditional upon a market condition, which is treated as vesting irrespective of whether or not the market condition is satisfied, provided other performance conditions are satisfied.

At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

3. 重大會計政策概要（續）

(n) 僱員福利（續）

(iii) 以股份支付僱員補償（續）

按照對可歸屬之購股權數目之最佳估計，股權結算交易之成本按直線法於歸屬期於損益表中確認為開支。作出有關預期將成為可行使之購股權數目之假設時，非市場歸屬條件會被納入考慮。倘有跡象顯示預期歸屬之購股權數目與原先估計不同，則於其後修訂估計。就最終並無歸屬之酬金概無確認開支，惟於市場條件下歸屬為有條件之酬金除外，在其他績效條件均已履行之情況下，不管市場條件是否已達成，均視作已歸屬。

行使購股權時，過往於購股權儲備確認之金額將轉撥至股份溢價。倘購股權遭沒收或於到期日仍未行使，則過往於購股權儲備確認之金額將轉撥至保留溢利。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Financial liabilities

The Group's financial liabilities include trade and other payables and borrowings.

Financial liabilities are recognised when the Group becomes a party to the contractual agreements of the instrument. All interest related charges are recognised as an expense in finance costs in the income statement.

Financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liabilities for at least 12 months after the balance sheet date.

(i) Trade and other payables are recognised initially at their fair value and subsequently measured at amortised cost, using the effective interest rate method.

(ii) Borrowings are recognised initially at fair value, net of transaction costs incurred, and subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the other loans using the effective interest method.

3. 重大會計政策概要（續）

(o) 金融負債

本集團之金融負債包括應付貿易及其他應付款項及借貸。

金融負債於本集團成為工具合約協議一方時確認。所有與利息相關之支出均於損益表中確認為融資成本開支。

除非本集團具有無條件權利延遲負債結算至結算日後最少12個月，否則金融負債將列為流動負債。

(i) 應付賬款及其他應付款初步按公允價值確認，其後則以實際利率法按攤銷成本計量。

(ii) 借貸初步按公允價值確認，當中扣除所產生之交易成本。借貸其後按攤銷成本列賬；所得款項（已扣除交易成本）與贖回價之間之任何差異於借貸期限內使用實際利率法確認。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Accounting for income tax

Income tax comprises current and deferred tax.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting period, that are unpaid at the balance sheet date. They are calculated according to the tax rates and tax laws applicable to the fiscal periods to which they relate, based on the taxable profit for the year. All changes to current tax assets or liabilities are recognised as a component of tax expense in the income statement.

Deferred tax is calculated using the liability method on temporary differences at the balance sheet date between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences, tax losses available to be carried forward as well as other unused tax credits, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

3. 重大會計政策概要（續）

(p) 所得稅之會計方法

所得稅包括本期稅項及遞延稅項。

本期所得稅資產及/或負債包括本期或以往報告期間（且於結算日尚未支付）向稅務當局繳納稅金之責任或來自稅務當局之索償。其乃根據年內應課稅溢利，按有關財政期間之適用稅率及稅法計算。流動稅項資產或負債之變動均作為損益表中稅項開支之一部份。

遞延稅項乃按於結算日資產及負債於財務報表之賬面值與其各自之稅基之暫時差異以負債法計算。遞延稅項負債一般就所有應課稅暫時性差異確認。倘可能出現可供動用之可扣減暫時性差異、未動用稅項虧損及未動用稅項抵免，則就所有可扣減之可扣減暫時性差異、未動用稅項虧損以及其他未動用稅項抵免確認遞延稅項資產。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Accounting for income tax (continued)

Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither taxable nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is calculated, without discounting, at tax rates that are expected to apply in the period the liability is settled or the asset is realised, provided they are enacted or substantively enacted at the balance sheet date.

Changes in deferred tax assets or liabilities are recognised in the income statement, or in equity if they relate to items that are charged or credited directly to equity.

3. 重大會計政策概要(續)

(p) 所得稅之會計方法(續)

倘商譽或初步確認(業務合併除外)某交易之資產負債產生之暫時性差異對應課稅或會計損益無影響，則不確認遞延稅項資產及負債。

除非本集團可控制有關暫時性差異之回撥或暫時性差異在可見將來都不能回撥的情況下，由投資附屬公司所產生之暫時性差異方就遞延稅項負債作出確認。

遞延稅項乃不作貼現按預期於結清負債或變現資產之期間之稅率計算，惟該等稅率於結算日須為已實施或大部分實施。

遞延稅項資產或負債之變動於損益賬確認，或倘其與直接於權益支銷或計入之項目有關，則於權益中確認。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. 重大會計政策概要（續）

(q) Income recognition

Revenue is recognised when it is probable that economic benefits will flow to the Group and when the revenue can be measured reliably on the following bases:

(i) Fees from financial advisory services including investment advisory fee, referral fee and placement fee are recognised when the relevant services are rendered.

(ii) Interest income is recognised on a time-proportion basis by reference to the principal outstanding and at the effective interest rate applicable.

(iii) Revenue from long-term service contracts in respect of photovoltaic business is recognised according to the percentage of completion of individual contract at the balance sheet date (see note 3(h) above for details).

Income from secondment services is recognised when the relevant services are rendered.

(q) 收入確認

當本集團可能獲得有關經濟利益，並可按下列基準可靠計量出有關收益時，收益將予確認：

(i) 財務顧問服務費（包括投資顧問費、轉介費及配售服務費）之費用，於提供相關服務時確認。

(ii) 利息收入乃參考未償還本金按時間比例及以適用之實際利率確認。

(iii) 有關光伏業務之長期服務合約收入乃按於結算日個別合約之完成百分比予以確認（詳情請參閱上文附註3(h)）。

借調服務收入於提供有關服務時確認。

(r) Borrowing costs

All borrowing costs are expensed as incurred.

(r) 借貸成本

所有借貸成本於產生時支銷。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) Related parties

A party is considered to be related to the Group if:

(i) directly, or indirectly through one or more intermediaries, the party (1) controls, is controlled, or is under common control with, the Company/Group; (2) has an interest in the Company that gives it significant influence over the Company/Group; or (3) has joint control over the Company/Group;

(ii) the party is an associate;

(iii) the party is a jointly-controlled entity;

(iv) the party is a member of the key management personnel of the Company or its parent;

(v) the party is a close member of the family of any individual referred to in (i) or (iv);

(vi) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (iv) or (v); or

(vii) the party is a post-employment benefit plan for the benefit of employees of the Company/Group, or of any entity that is a related party of the Company/Group.

3. 重大會計政策概要(續)

(s) 關連人士

以下人士被視為本集團之關連人士：

(i) 該人士直接或間接透過一位或多位中介者(1)控制本公司/本集團，或受本公司/本集團所控制，或與本公司/本集團受共同控制；(2)持有本公司之權益以至足以對本公司/本集團產生重大之影響力；或(3)擁有本公司/本集團之共同控制權；

(ii) 該人士為聯營公司；

(iii) 該人士為共同控制實體；

(iv) 該人士為本公司或其母公司之主要管理層成員；

(v) 該人士為(i)或(iv)項所提及之任何人士之近親家屬；

(vi) (iv)或(v)項所提述任何人士直接或間接地控制或共同控制該人士，或直接或間接地對該人士有重大之影響，或直接或間接地擁有該人士之重大投票權；或

(vii) 該人士乃本公司、本集團或與本公司/本集團有關連之實體為其僱員而設之離職後福利計劃。

for the year ended 31 March 2006 截至二零零六年三月三十一日止年度

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Equity

Ordinary shares are classified as equity. Share capital is determined using the nominal value shares that have been issued.

Any transaction costs associated with the issuing of shares are deducted from share premium (net of any related income tax benefit) to the extent they are incremental cost directly attributable to the equity transaction.

Warrant reserve is determined using the issue price of the warrants that have been issued.

(u) Segments

In accordance with the Group's internal financial reporting, the Group has determined that business segments (as defined in note 6) be presented as the primary reporting format and geographical segments as the secondary reporting format.

3. 重大會計政策概要（續）

(t) 權益

普通股乃分類為權益。股本乃按已發行股份之面值釐定。

任何與發行股份有關之交易成本會自股份溢價中扣除（減去任何相關所得稅利益），以權益交易直接應佔之增加成本為限。

認股權證儲備乃按已發行認股權證之發行價釐定。

(u) 分部

按照本集團內部財務報告制度，本集團決定以業務分部為主要報告方式（定義見附註6），地區分部為次要報告方式。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) Segments (continued)

In respect of business segment reporting, unallocated costs mainly represent corporate expenses. Segment assets consist primarily of goodwill, property, plant and equipment, inventories, unbilled revenue from long-term service contracts, financial assets at fair value through profit or loss, receivables and operating cash. Segment liabilities comprise trade and other payables and borrowings. Unallocated assets and liabilities mainly comprise corporate assets and liabilities which include non-operating cash and borrowings.

Capital expenditure comprises additions to property, plant and equipment, including additions resulting from acquisition of subsidiary.

In respect of geographical segment reporting, revenue are based on the country where contract is signed, while assets and capital expenditure are attributed to segments based on the location of the assets.

3. 重大會計政策概要（續）

(u) 分部（續）

進行業務分部報告時，未分配成本主要指公司開支。分部資產主要包括商譽、物業、廠房及設備、存貨、未入賬之長期服務合約收入、以公平值列入損益賬之金融資產、應收賬款及經營現金。分部負債包括應付賬款及其他應付賬款及借貸。未分配資產及負債主要包括企業資產及負債（包括非經營現金及借貸）。

資本開支包括添置物業、廠房及設備，包括收購附屬公司而產生之添置項目。

進行地區分部報告時，收入按合約簽訂所在國家劃分，而資產及資本開支則按資產所在地劃分。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4. 關鍵之會計估計及判斷

本集團會持續評估估計及判斷，並依據過往之經驗及其他因素，包括在該等情況下合理相信會發生之未來事件。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) Long-term service contracts

Revenue from long-term service contracts is recognised according to the percentage of completion of individual contract. When foreseeable loss in respect of a particular contract is identified, such loss is recognised as an expense in the income statement immediately. The percentage of completion and foreseeable loss of individual contract are determined based on budget of the contract which is prepared by the management of the Group based on the overall estimated performance of the contract. In order to keep the budget accurate and up-to-date, management reviews the budget frequently, in particular the total estimated contract costs, and revise the budget if necessary.

(b) Impairment of receivables

Provision for impairment of receivables is determined by management based on the credit history of its customers, availability of securities and/or undertakings and the current market condition. It could change significantly as a result of changes in the financial position of the customers. Management would re-assess the amount of impairment provision of receivables, if any, at each balance sheet date.

4. 關鍵之會計估計及判斷（續）

本集團就未來作出估計及假設，而所得出的會計估計難免偏離實際的相關結果。以下所述為有相當風險的估計及假設，可導致於下一個財政年度對資產及負債之賬面值作重大調整：

(a) 長期服務合約

長期服務合約收入均按個別合約的完成百分比予以確認。倘某合約確認有可預見虧損，有關虧損即時於損益表確認為支出。個別合約之完成百分比及可預見虧損，乃按該合約之預算而釐定，而該預算乃由本集團管理層根據該合約之整體估計表現而編製。為令預算保持準確及為最新的，管理層會經常審閱預算，尤其是估計合約總成本，如有必要，並會修訂預算。

(b) 應收賬款減值

應收賬款減值撥備乃按其客戶之信貸歷史、抵押品及／或承諾之可動用程度及當時市場狀況而釐定，可因客戶財務狀況轉變而有重大變動。管理層會於每一結算日重新評估應收賬款減值撥備之金額（如有）。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(c) Impairment of goodwill

The Group tests at least annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 3(l). Other assets are reviewed for impairment whenever events or charges in circumstances indicate that the carrying amount of the assets exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit has been determined based on value-in-use calculations. These calculations require the use of judgement and estimates of the future cash flows expected to arise from the asset or the cash-generating unit and the suitable discount rate in order to calculate the present value.

(d) Valuation of convertible notes

The Group's management determined the fair values of the liability components of the convertible notes by using the income approach which is conversion of expected periodic benefits of ownership into an indication of value. It is based on the principle that an informed buyer would pay no more for the non-convertible notes than an amount equal to the present worth of anticipated future benefits (income) from the same or substantially similar non-convertible notes with a similar risk profile.

4. 關鍵之會計估計及判斷（續）

(c) 商譽減值

本集團按照附註3(l)所述之會計政策，最少每年一次測試商譽有否減值。其他資產則當出現事件或情況改變顯示賬面值超過其應收回款項時，進行減值復核。資產或現金產生單位的應收回款項已按使用價值計算。該等計算須運用對預期產生自資產或現金產生單位之未來現金流量及合適之貼現率之判斷及估計，以計算現值。

(d) 可換股票據之估值

本集團管理層使用收入法以釐定可換股票據負債部分之公允值，即把現金產生單位已按使用價值計算法釐定。釐定公允價值的原則為知情買家所支付不可換股債券（具有可知風險情況且基本上類似的不可換股債券）的價格不會高於預期未來利益（收入）現值。

for the year ended 31 March 2006

5. REVENUE

5. 收入

Revenue, which is also the Group's turnover, represents value of services rendered and interest income earned from money lending. An analysis of revenue is as follows:

收入（即本集團的營業額）為提供服務之價值及借貸所賺取之利息收入。收入之分析如下：

		2006 *HK$'000* 二零零六年 *千港元*	Restated 2005 *HK$'000* 經重列 二零零五年 *千港元*
Financial advisory services	財務顧問服務	813	715
Interest income	利息收入	3,816	3,054
Long-term service contracts	長期服務合約	7,725	–
		12,354	3,769

Note:

附註：

The gross proceeds from the sale of trading securities for the year amounted to HK$23,012,000 (2005: HK$44,405,000). Upon adoption of HKAS 1 "Presentation of Financial Statements", the amount is excluded from the revenue for the year. The comparative figure for 2005 has been reclassified to conform with current year's presentation.

年內出售買賣證券所得款項總額為23,012,000港元（二零零五年：44,405,000港元）。於採納香港會計準則第1號「財務報表的呈報」後，該款項並不計入本年度收入。二零零五年的比較數字已重新分類，以符合本年度的呈報。

The results arising from the fair valuation of trading securities is now shown separately in the consolidated income statement under "Fair value gain on financial assets at fair value through profit or loss/Unrealised loss on trading securities at fair value".

買賣證券按公平值估值所產生之結果現時於綜合損益表中以「按公平值列入損益賬之金融資產之公平值收益／按公平值列賬之買賣證券未變現虧損」項下分開呈列。

6. SEGMENT REPORTING

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format, with each segment organised and managed separately.

(a) Business segments

The Group is organised into three main business segments:

Strategic investments and capital market activities	–	Participation in primary and secondary securities market and provision of capital market advisory services
Financing	–	Provision of commercial and personal loans
Photovoltaic business	–	Development, manufacturing, marketing and sales of solar cells, modules and panels for generating solar electric power and related training and consulting services

There are no significant sales or other transactions between the business segments.

6. 分部呈報

根據本集團內部財務申報制度，本集團決定以業務分部為其主要呈報方式，各分部之組織及管理均為獨立。

(a) 業務分部

本集團由三個主要業務分部組成：

策略性投資及資本市場活動	－	參與主要及次要證券市場顧問服務
融資		提供商業及個人貸款
光伏業務		太陽能發電之光伏太陽能電池、組件、及面板等之開發、生產、營銷及銷售以及有關之培訓及顧問服務

業務分部間並無重大銷售或其他交易。

for the year ended 31 March 2006

6. SEGMENT REPORTING (continued) 6. 分部報告(續)

(a) Business segments (continued) (a) 業務分部(續)

		Strategic investment and capital market activities 策略性投資及資本市場活動 2006 HK$'000 二零零六年 千港元	Strategic investment and capital market activities 2005 HK$'000 (Restated) 二零零五年 千港元 (重列)	Financing 融資 2006 HK$'000 二零零六年 千港元	Financing 2005 HK$'000 二零零五年 千港元	Photovoltaic business 光伏業務 2006 HK$'000 二零零六年 千港元	Photovoltaic business 2005 HK$'000 二零零五年 千港元	Unallocated 未分配 2006 HK$'000 二零零六年 千港元	Unallocated 2005 HK$'000 二零零五年 千港元	Consolidated 綜合 2006 HK$'000 二零零六年 千港元	Consolidated 2005 HK$'000 (Restated) 二零零五年 千港元 (重列)
Revenue from external customers	來自外界客戶之收益	813	715	3,816	[illegible]	7,725	–	–	–	12,354	[illegible]
Segment results	分部業績	(46,845)	[illegible]	(10,677)	[illegible]	(3,888)	–	–	–	(61,410)	[illegible]
Unallocated operating expenses, net	未分配經營開支淨額									(35,377)	[illegible]
Loss from operations	經營虧損									(96,787)	[illegible]
Finance costs	財務費用									(536)	[illegible]
[illegible]	[illegible]										1
Loss before income tax	除所得稅前虧損									(97,323)	[illegible]
Income tax expense	所得稅開支									(118)	[illegible]
Loss for the year	本年度虧損									(97,441)	[illegible]
Total assets	資產總值	16,404	[illegible]	20,502	[illegible]	181,213	–	143,198	[illegible]	366,722	[illegible]
Total liabilities	負債總額	(4,876)	[illegible]	(15)	[illegible]	(2,298)	–	(27,078)	[illegible]	(34,267)	[illegible]
Depreciation	折舊	–	–	–	–	113	–	12	[illegible]	123	1
Amortisation of goodwill	商譽攤銷	–	[illegible]	–	–	–	–	–	–	–	[illegible]
Capital expenditure	資本開支	106				12,185				12,291	
Impairment provision on receivables	應收款項減值撥備	–	1,476	4,435	–	–	–	4,672	[illegible]	19,107	[illegible]
Impairment of goodwill	商譽減值	47,890	–	–	–		–	–	–	47,890	
Fair value gain on financial assets at fair value through profit or loss / unrealised loss on trading securities	[illegible]	1,557	[illegible]							1,550	[illegible]

6. SEGMENT REPORTING (continued) 6. 分部呈報（續）

(b) Geographical segments (b) 地區分部

The Group participates principally in China and the United States ("US").

本集團主要在中國及美國經營。

		Hong Kong 香港		Other areas of China 中國其他地區		US 美國		Consolidated 綜合	
			Restated 經重列						Restated 經重列
		2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Revenue from external customers	來自外界客戶之收入	4,629	3,769	-	-	7,725	-	12,354	3,769
Segment assets	分部資產	185,504	104,362	-	1,388	181,218	-	366,722	105,750
Capital expenditure	資本開支	106	-	-	-	12,185	-	12,291	-

7. OTHER INCOME 7. 其他收入

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Secondment services	借調服務	2,628	1,613
Interest income	利息收入	60	1
Others	其他	16	64
		2,704	1,678

8. LOSS FROM OPERATIONS 8. 經營虧損

		2006 *HK$'000* 二零零六年 千港元	Restated 2005 *HK$'000* 經重列 二零零五年 千港元
Loss from operations is arrived at after charging/(crediting):	經營虧損已扣除/(計入)下列各項:		
Auditors' remuneration	核數師酬金		
– current	本期	680	390
– over provision in prior year	一以前年度超額撥備	(36)	(108)
Loss on disposal of property, plant and equipment	出售物業、廠房及設備之虧損	66	–
Operating lease charges in respect of land and buildings	土地及樓宇之經營租賃費用	1,208	306
Amount recognised as expenses for defined contribution retirement benefit schemes (included in staff costs)	確認為界定供款退休福利計劃開支之款項(計入員工成本)	144	115

9. FINANCE COSTS

9. 融資成本

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Interest charges on:	應付以下利息：		
Convertible notes	可換股票據	–	518
Other loans	其他貸款	536	390
		536	908

10. INCOME TAX EXPENSE

10. 所得稅開支

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year.

香港利得稅乃就本年內估計應課稅溢利按17.5%（二零零五年：17.5%）之稅率作出撥備。

No provision for income tax outside Hong Kong has been made (2005: Nil) as the companies comprising the Group operated outside Hong Kong either sustained a loss for taxation purpose or had a tax exemption.

由於組成本集團而於香港外經營之公司各自於稅項方面錄得虧損或享有稅項豁免，因此並無就香港以外地區所得稅作出撥備（二零零五年：無）。

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Current tax – Hong Kong income tax for the year	當期稅項－香港年內所得稅	118	517

10. INCOME TAX EXPENSE (continued) 10. 所得稅開支（續）

Reconciliation between tax expense and accounting profit or loss at applicable tax rates is as follows:

稅項開支與按適用稅率計算之會計溢利或虧損之對賬如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Loss before income tax	除所得稅前虧損	(97,323)	(375,796)
Tax effect on loss before income tax calculated at rates applicable to profit or loss in the tax jurisdiction concerned	按適用於有關稅務司法管轄區溢利或虧損之稅率計算之除所得稅前虧損之稅務影響	(17,998)	(65,764)
Tax effect of non-deductible expenses	不可扣減開支之稅務影響	15,222	66,919
Tax effect of non-taxable revenue	非課稅收入之稅務影響	(1,057)	(1,011)
Tax losses utilised	已動用稅務虧損	–	(20)
Tax effect of current year's tax losses not recognised	未確認本年度稅務虧損之稅務影響	3,952	393
Other temporary differences not recognised	其他未確認暫時性差異	(1)	–
Actual tax expense	實際稅項開支	118	517

10. INCOME TAX EXPENSE (continued)

The Group has deferred tax assets of HK$7,361,000 (2005: HK$3,684,000) arising from estimated tax losses of approximately HK$36,544,000 (2005: HK$21,051,000). The deferred tax assets have not been recognised as it is uncertain whether future taxable profit will be available for utilising the tax losses. The estimated tax losses incurred in Hong Kong amounting to HK$32,733,000 can be carried forward indefinitely and the estimated tax losses incurred in US amounting to HK$3,811,000 will expire in the financial year 2026.

At the balance sheet dates, the Group and the Company did not have any significant deferred tax liabilities.

11. LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Of the consolidated loss attributable to equity holders of the Company of HK$95,506,000 (2005: HK$376,313,000), a loss of HK$35,701,000 (2005: HK$355,125,000) has been dealt with in the financial statements of the Company.

10. 所得稅開支（續）

本集團有來自約36,544,000港元（二零零五年：21,051,000港元）估計稅項虧損之遞延稅項資產為7,361,000港元（二零零五年：3,684,000港元）。遞延稅項資產並未確認，乃因未確定未來應課稅溢利是否可動用作稅項虧損。於香港之估計稅項虧損為32,733,000港元，該等虧損可無限期結轉，而於美國之估計稅項虧損3,811,000港元將於二零二六年財政年度屆滿。

於結算日，本集團及本公司概無任何重大遞延稅項負債。

11. 本公司權益持有人應佔虧損

於本公司權益持有人應佔綜合虧損95,506,000港元（二零零五年：376,313,000港元）中，一筆虧損35,701,000港元（二零零五年：355,125,000港元）已於本公司財務報表中處理。

12. DIVIDENDS

The directors do not recommend the payment of a dividend for the year ended 31 March 2006 (2005: Nil) and the Company did not pay any interim dividend during the year.

12. 股息

截至二零零六年三月三十一日止年度，董事並不建議派付股息（二零零五年：無），而本公司於年內並未派付任何中期股息。

13. LOSS PER SHARE

(a) Basic loss per share

The calculation of the basic loss per share is based on the loss for the year attributable to equity holders of the Company of HK$95,506,000 (2005: HK$376,313,000) and the weighted average number of ordinary shares of 2,873,962,000 (2005: 2,085,407,000) in issue during the year.

(b) Diluted loss per share

No diluted loss per share has been presented as the options and warrants of the Company and the options of a subsidiary as mentioned in note 29 which were outstanding as at 31 March 2006 and 31 March 2005 and during the respective financial years, had an anti-dilutive effect to the Group's loss per share.

13. 每股虧損

(a) 每股基本虧損

每股基本虧損乃根據本公司權益持有人應佔年內虧損95,506,000港元（二零零五年：376,313,000港元）及年內已發行普通股之加權平均數2,873,962,000股（二零零五年：2,085,407,000股）計算。

(b) 每股攤薄虧損

附註29所述於二零零六年三月三十一日及二零零五年三月三十一日及於有關財政年度內，尚未行使之本公司購股權及認股權證及一間附屬公司之購股權對本集團之每股虧損具反攤薄影響，故並無呈列每股攤薄虧損。

14. DIRECTORS' AND SENIOR MANAGEMENTS' EMOLUMENTS

14. 董事及高級管理層酬金

Details of the remuneration paid by the Group to the directors and the five highest paid individuals (including directors and employees) for the year are as follows:

本集團於年內支付董事及五位最高酬金人士（包括董事及僱員）之酬金詳情如下：

(a) Directors' emoluments

(a) 董事酬金

		Fees 袍金 HK$'000 千港元	Salaries, allowances and benefits in kind 薪酬、津貼及實物利益 HK$'000 千港元	Retirement benefit scheme contributions 退休福利計劃供款 HK$'000 千港元	Share based compensation 以股權支付補償 HK$'000 千港元	Total 總計 HK$'000 千港元
2006	二零零六年					
Executive Directors	執行董事					
Mr. Chan Wai Kwong, Peter	陳偉光先生	–	603	12	87	702
Mr. Chan Hiew Chong, Victor	陳孝聰先生	–	–	–	–	–
Mr. Lee Hsei Lin	李慧玲女士	–	–	–	236	236
Mr. Chu Chik Ming, Jack	朱植明先生	–	55	–	87	142
Mr. Pierre Seligman	Pierre Seligman先生	–	271	–	140	411
Non-Executive Director	非執行董事					
Dr. Zoltan J. Kiss	Dr. Zoltan J. Kiss	–	215	–	–	215
Independent Non-Executive Directors	獨立非執行董事					
Mr. Chow Siu Ngor	鄒小岳先生	80	–	–	–	80
Mr. Yin Tat Man	袁達文先生	40	–	–	–	40
Mr. Chan Pei Cheong, Andy	陳丕昌先生	6	–	–	–	6
Mr. Tam Kam Biu, William	譚錦標先生	40	–	–	–	40
		166	1,144	12	550	1,872

14. DIRECTORS' AND SENIOR MANAGEMENTS' EMOLUMENTS (continued) 14. 董事及高級管理層酬金（續）

(a) Directors' emoluments (continued) (a) 董事酬金（續）

		Fees *HK$'000* 袍金 千港元	Salaries, allowances and benefits in kind *HK$'000* 薪酬、津貼及實物利益 千港元	Retirement benefit scheme contributions *HK$'000* 退休福利計劃供款 千港元	Total *HK$'000* 總計 千港元
2005	二零零五年				
Executive Directors	執行董事				
Mr. Chan Wai Kwong, Peter	[illegible]	–	591	12	603
Mr. Chau Hoi Chung, Victor	[illegible]	–	–	–	–
Ms. Lee Hun Lin	[illegible]	–	–	–	–
Mr. Chu Chik Ming, Jack	朱植明先生	–	–	–	–
Mr. Pierre Seligman	Pierre Seligman先生	–	–	–	–
Independent Non-Executive Directors	獨立非執行董事				
Ms. Chow Siu Ngor	[illegible]	80	–	–	80
Mr. Ip Luen Hui, Stephen	[illegible]	40	–	–	40
Mr. Yiu Tat Man	[illegible]	40	–	–	40
Mr. Chan Pui Cheong, Andy	[illegible]	40	–	–	40
		200	591	12	803

No director waived or agreed to waive any emoluments in respect of the years ended 31 March 2006 and 2005.

概無董事已放棄或同意放棄任何截至二零零六年及二零零五年三月三十一日止年度之酬金。

14. DIRECTORS' AND SENIOR MANAGEMENTS' EMOLUMENTS (continued)

14. 董事及高級管理層酬金（續）

(b) Five highest paid individuals

(b) 五名最高酬金人士

The five highest paid individuals in the Group for both years included one director whose emolument has been disclosed above. The emoluments paid to the remaining four highest paid, non-director individuals are as follows:

兩個年度內，本集團五位最高酬金人士之中包括一位董事，其酬金已載於上文。其餘四位最高酬金及非董事人士如下：

		2006 *HK$'000* 二零零六年 *千港元*	2005 *HK$'000* 二零零五年 *千港元*
Salaries, allowances and benefits in kind	薪酬、津貼及實物利益	2,892	1,507
Retirement benefit scheme contributions	退休福利計劃供款	23	39
Share based compensation	以股份支付補償	2,752	–
		5,667	1,546

The emoluments of the above four highest paid, non-director individuals are within the following bands:

上述四位最高酬金及非董事人士之酬金範圍如下：

		Number of individuals 人數 2006 二零零六年	 2005 二零零五年
Nil – HK$1,000,000	零港元至1,000,000港元	2	3
HK$1,000,001 – HK$1,500,000	1,000,001港元至1,500,000港元	1	1
HK$2,000,001 – HK$2,500,000	2,000,001港元至2,500,000港元	1	–

(c) During the years ended 31 March 2006 and 2005, no emoluments were paid by the Group to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

(c) 截至二零零六年及二零零五年三月三十一日止年度內，本集團概無向董事或五位最高酬金人士中之任何人士支付作為加入本集團之獎勵或作為離職補償之賠償。

15. PROPERTY, PLANT AND EQUIPMENT 15. 物業、廠房及設備

Group 本集團

		Furniture, fixtures and equipment 傢俬、裝置及設備 *HK$'000* 千港元	Plant and machinery 廠房及機器 *HK$'000* 千港元	Leasehold improvements 裝修 *HK$'000* 千港元	Total 總計 *HK$'000* 千港元
At 1 April 2004	於二零零四年四月一日				
Cost	成本	733	–	–	733
Accumulated depreciation	累計折舊	(729)	–	–	(729)
Net book amount	賬面淨值	4	–	–	4
For the year ended 31 March 2005	截至二零零五年三月三十一日止年度				
Net book amount at 1 April 2004	於二零零四年四月一日之賬面淨值	4	–	–	4
Depreciation	折舊	(1)	–	–	(1)
Net book amount at 31 March 2005	於二零零五年三月三十一日之賬面淨值	3	–	–	3
At 31 March 2005	於二零零五年三月三十一日				
Cost	成本	734	–	–	734
Accumulated depreciation	累計折舊	(731)	–	–	(731)
Net book amount	賬面淨值	3	–	–	3
For the year ended 31 March 2006	截至二零零六年三月三十一日止年度				
Net book amount at 1 April 2005	於二零零五年四月一日之賬面淨值	3	–	–	3
Acquisition of subsidiaries (*note 32*)	收購附屬公司（附註32）	160	10,258	66	10,484
Additions	添置	373	981	453	1,807
Disposals	出售	–	–	(66)	(66)
Depreciation	折舊	(73)	(49)	–	(122)
Net book amount at 31 March 2006	於二零零六年三月三十一日之賬面淨值	463	11,190	453	12,106
At 31 March 2006	於二零零六年三月三十一日				
Cost	成本	1,267	11,239	453	12,959
Accumulated depreciation	累計折舊	(804)	(49)	–	(853)
Net book amount	賬面淨值	463	11,190	453	12,106

15. PROPERTY, PLANT AND EQUIPMENT (continued) 15. 物業、廠房及設備（續）

Company 本公司

		Furniture, fixtures and equipment *HK$'000* 傢俬、裝置及設備 千港元
Net book amount	賬面淨值	
At 1 April 2005	於二零零五年四月一日	–
Additions	添置	53
Depreciation	折舊	(8)
At 31 March 2006	於二零零六年三月三十一日	45
At 31 March 2006	於二零零六年三月三十一日	
Cost	成本	53
Accumulated depreciation	累計折舊	(8)
		45

16. GOODWILL　16. 商譽

		Group *HK$'000* 本集團 千港元
31 March 2006	**於二零零六年三月三十一日**	
Gross amount at 1 April 2005	於二零零五年四月一日之總值	
as previously reported	如以往呈報	54,218
effect of adopting HKFRS 3 *(note 2.1(c))*	採納香港財務報告準則第3號之影響 (附註 *2.1(c)*)	(6,328)
as restated	經重列	47,890
Acquisition of subsidiaries *(note 32)*	收購附屬公司 (附註 *32*)	140,575
Gross amount at 31 March 2006	於二零零六年三月三十一日之總值	188,465
Accumulated amortisation at 1 April 2005	於二零零五年四月一日之累計攤銷	
as previously reported	如以往呈報	6,328
effect of adopting HKFRS 3 *(note 2.1(c))*	採納香港財務報告準則第3號之影響 (附註 *2.1(c)*)	(6,328)
as restated	經重列	–
Impairment recognised	已確認減值	(47,890)
Accumulated impairment at 31 March 2006	於二零零六年三月三十一日之累計減值	(47,890)
Net carrying amount at 31 March 2006	**於二零零六年三月三十一日之賬面淨值**	**140,575**
31 March 2005	**於二零零五年三月三十一日**	
Gross amount at 1 April 2004 and at 31 March 2005	於二零零四年四月一日及二零零五年三月三十一日之總值	54,218
Accumulated amortisation	累計攤銷	
At 1 April 2004	於二零零四年四月一日	3,616
Amortisation	攤銷	2,712
At 31 March 2005	於二零零五年三月三十一日	6,328
Net carrying amount at 31 March 2005	於二零零五年三月三十一日之賬面淨值	47,890

16. GOODWILL (continued)

Prior to 1 April 2005, goodwill was amortised on a straight-line basis over estimated useful life of 20 years.

Goodwill arising from the acquisition of a subsidiary engaging in provision of capital market advisory services was impaired during the year. In view of increasing competition in the capital market and uncertain future prospect of the subsidiary, the directors has assessed that full provision is required in respect of the net carrying amount of the goodwill amounting to HK$47,890,000 as at 1 April 2005.

The amount of goodwill as at 31 March 2006 is allocated to the business segment of photovoltaic business (the cash-generating unit or "CGU") and is tested for impairment by estimating the recoverable amount of the CGU based on value in use calculations. The calculations use cash flow projections based on financial budgets approved by the management covering a period of 4 years. The discount rate applied to the cash flow projections is 20%. Based on the results of the impairment testing, management determines that there is no impairment of the goodwill attributable to that CGU.

16. 商譽（續）

於二零零五年四月一日前，商譽按二十年估計可使用年期以直線法攤銷。

收購一間從事資本市場顧問服務提供之附屬公司所產生之商譽，於年內減值。鑑於資本市場競爭加劇及該附屬公司未來前景不明朗，董事已評估於二零零五年四月一日，須就有關商譽之賬面淨值共47,890,000港元作出全面撥備。

於二零零六年三月三十一日之商譽款項分配至光伏業務之業務分部（「現金產生單位」），並透過按使用價值計算估計現金產生單位之可收回金額以作減值測試。現金流量預測之計算乃根據經管理層通過之涵蓋四年期之財務預算。現金流量預測所採用之貼現率為20%。根據減值測試結果，管理層確定現金產生單位並無應佔之商譽減值。

17. INVESTMENTS IN SUBSIDIARIES 17. 於附屬公司投資

	Company 本公司 2006 *HK$'000* 二零零六年 *千港元*	2005 *HK$'000* 二零零五年 *千港元*
Unlisted shares, at cost 非上市股份，按成本值入賬	157,910	1

Particulars of the subsidiaries at 31 March 2006 are as follows:

於二零零六年三月三十一日有關附屬公司之詳情如下：

Name 名稱	Place of incorporation/operation 註冊成立/營業地點	Particulars of issued share capital 已發行股本	Percentage of issued capital held 持有已發行股本百分比	Principal activities 主要業務
Interest held directly *直接持有權益*				
REXCAPITAL Group Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	Investment holding 投資控股
Golden Chino Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	Participation in primary and secondary securities market 參與一手及二手證券市場活動

17. INVESTMENTS IN SUBSIDIARIES (continued) 17. 於附屬公司投資（續）

Name 名稱	Place of incorporation/ operation 註冊成立/經營地點	Particulars of issued share capital 已發行股本	Percentage of issued capital held 持有已發行股本百分比	Principal activities 主要業務
Interest held directly *直接持有權益*				
Eaglefly Technology Limited *(Note (a))* （附註*(a)*）	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	Investment holding 投資控股
China Solar Energy Group Limited *(Note (b))* （附註*(b)*）	Hong Kong 香港	1 ordinary share of HK$1 each 1股普通股每股1港元	100%	Provision for management services 提供管理服務
China Solar Energy Development Limited *(Note (b))* （附註*(b)*）	Hong Kong 香港	1 ordinary share of HK$1 each 1股普通股每股1港元	100%	Inactive 非活躍

for the year ended 31 March 2006

17. INVESTMENTS IN SUBSIDIARIES (continued) 17. 於附屬公司投資（續）

Name 名稱	Place of incorporation/ operation 註冊成立／經營地點	Particulars of issued share capital 已發行股本	Percentage of issued capital held 持有已發行股本百分比	Principal activities 主要業務
Interest held indirectly *間接持有權益*				
REXCAPITAL (Hong Kong) Limited 御泰融資（香港）有限公司	Hong Kong 香港	10,000,000 ordinary shares of HK$1 each 10,000,000股普通股每股1港元	100%	Provision of investment advisory services 提供投資諮詢服務
REXCAPITAL Enterprises Limited 御泰企業有限公司	Hong Kong 香港	2 ordinary shares of HK$1 each 2股普通股每股1港元	100%	Provision of management services 提供管理服務
D & M Finance Limited	Hong Kong 香港	2 ordinary shares of HK$1 each 2股普通股每股1港元	100%	Money lending 貸款
REXCAPITAL Technology Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	Investment holding 投資控股
REXCAPITAL Financial Services Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	Investment holding 投資控股

17. INVESTMENTS IN SUBSIDIARIES (continued) 17. 於附屬公司投資（續）

Name 名稱	Place of incorporation/ operation 註冊成立／經營地點	Particulars of issued share capital 已發行股本	Percentage of issued capital held 持有已發行股本百分比	Principal activities 主要業務
Interest held indirectly *間接持有權益*				
REXCAPITAL Strategic Investments Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	Investment holding 投資控股
REXCAPITAL Management Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	Investment holding 投資控股
Capital View Investments Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	Provision of nominee services 提供代理人服務
Twin Star Agents Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	Holding nominees shares for the Group in Hong Kong 為本集團於香港持有代理人股份

17. INVESTMENTS IN SUBSIDIARIES (continued) 17. 於附屬公司投資（續）

Name 名稱	Place of incorporation/ operation 註冊成立／經營地點	Particulars of issued share capital 已發行股本	Percentage of issued capital held 持有已發行股本百分比	Principal activities 主要業務
Interest held indirectly *間接持有權益*				
REXCAPITAL Secretarial Services Limited 御泰秘書服務有限公司	Hong Kong 香港	2 ordinary shares of HK$1 each 2股普通股每股1港元	100%	Provision of secretarial services 提供秘書服務
Terra Solar Global, Inc. *(Notes (a) and (c))* （附註*(a)*及*(c)*）	United States of America 美國	10,000 ordinary shares of US$0.01 each 10,000股普通股每股0.01美元	51%	Investment holding 投資控股
Terra Solar North America, Inc. *(Notes (a) and (c))* （附註*(a)*及*(c)*）	United States of America 美國	200 ordinary shares, no par value 200股無面值普通股	51%	Investment holding 投資控股

Notes:

(a) These companies were newly acquired during the year.

(b) These companies were newly incorporated during the year.

(c) These companies are not audited by Grant Thornton or other Grant Thornton International member.

附註：

(a) 該等公司乃於年內新收購。

(b) 該等公司乃於年內新註冊成立。

(c) 該等公司並非由均富會計師行或其他Grant Thornton International成員審核。

18. INVENTORIES 18. 存貨

	Group 本集團	
	2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Finished goods, at cost 製成品，按成本值入賬	519	–

19. UNBILLED REVENUE FROM LONG-TERM SERVICE CONTRACTS 19. 未開票長期服務合約收入

	Group 本集團	
	2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Costs incurred to date plus recognised profits 至今已產生成本加已確認溢利	6,858	–
Less: Progress billings 減：進度付款	–	–
Less: Foreseeable losses 減：可預見虧損	–	–
	6,858	–

20. AVAILABLE-FOR-SALE FINANCIAL ASSETS/ INVESTMENTS IN SECURITIES

20. 可供出售金融資產／證券投資

		Group 本集團	
		2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Unlisted equity securities, at cost	未上市股本證券，按成本入賬	109,200	109,200
Less: Provision for impairment	減：減值撥備	(109,200)	(109,200)
		–	–

These assets are stated at cost less impairment as the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

由於估計合理公平值範圍的幅度重大，本公司董事認為其公平值不能可靠地計量，故此按成本值減減值列值。

21. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS/TRADING SECURITIES

21. 以公允價值列入損益賬之金融資產／交易證券

		Group 本集團	
		2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Equity securities listed in Hong Kong, at fair value	於香港上市股本證券，按公允值列入賬	16,173	13,388
Represented by:	以下列各項代表：		
Financial assets at fair value through profit or loss	以公允值列入損益賬之金融資產	16,173	–
Trading securities	交易證券	–	13,388

21. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS/TRADING SECURITIES (continued)

21. 以公允價值列入損益賬之金融資產／交易證券（續）

The fair values of listed equity securities which are held for trading are based on quoted market prices.

已上市之持作買賣股本證券之公允價值乃按所報市價計算。

At 31 March 2006, listed equity securities of HK$16,173,000 (2005: HK$11,018,000) were pledged as security for loans from securities brokers of HK$2,802,000 (2005: HK$2,787,000) (note 27).

於二零零六年三月三十一日，已上市股本證券約16,173,000港元（二零零五年：11,018,000港元）已抵押給證券商以作貸款共2,802,000港元（二零零五年：2,787,000港元）（附註27）。

22. TRADE AND OTHER RECEIVABLES

22. 應收賬款及其他應收款項

		Group 本集團		Company 本公司	
		2006 *HK$'000* 二零零六年 *千港元*	2005 *HK$'000* 二零零五年 *千港元*	2006 *HK$'000* 二零零六年 *千港元*	2005 *HK$'000* 二零零五年 *千港元*
Trade receivables *(note (i))*	應收賬款（附註*(i)*）	36,397	31,187	–	–
Less: Provision for impairment *(note (i))*	減：減值撥備（附註*(i)*）	(14,435)	–	–	–
		21,962	31,187	–	–
Deposits and prepayments	存款及預付款項	808	14	48	29
Other receivables *(note (ii))*	其他應收款項（附註*(ii)*）	354,672	354,753	4,672	4,672
Less: Provision for impairment *(note (ii))*	減：減值撥備（附註*(ii)*）	(354,672)	(350,000)	(4,672)	–
		22,770	35,954	48	4,701

22. TRADE AND OTHER RECEIVABLES (continued)

22. 應收賬款及其他應收款項（續）

Notes:

附註：

(i) Included in trade receivables of the Group are loan receivables amounted to HK$35,335,000 (2005: HK$31,020,000) arising from the money lending business. The loan receivables are unsecured, interest-bearing at prime rate plus 5% per annum and with repayment period of 6 months or 12 months from date of drawdown. In respect of the remaining balance of HK$1,062,000 (2005: HK$167,000), billings are normally due on presentation. The ageing analysis of the gross trade receivable balance at the balance sheet date, based on loan drawdown date or invoice date, is as follows:

(i) 計入本集團應收賬款中共35,335,000港元（二零零五年：31,020,000港元）為借貸業務產生之應收貸款。此應收貸款為無抵押、按最優惠利率加年息5厘收取利息，須於提用日起計六個月或十二個月分期償還。就餘下結餘1,062,000港元（二零零五年：167,000港元），一般在收到發票時支付。於結算日，根據應收賬款按提取貸款日期或發票日期之賬齡分析如下：

		Group 本集團	
		2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Within 3 months	三個月內	969	1,005
4 to 6 months	四至六個月	1,486	444
7 to 12 months	七至十二個月	20,900	29,738
Over 12 months	多於十二個月	13,042	–
		36,397	31,187

Based on the assessment of the recoverability of the receivables as detailed in note 4(b), the directors of the Company are of the view that HK$14,435,000 of the trade receivables was impaired.

根據附註4(b)中所述之應收款項可收回性評估，本公司董事認為應收賬款減值14,435,000港元。

22. TRADE AND OTHER RECEIVABLES (continued)

(ii) Included in other receivables of the Group is a balance of HK$350,000,000 representing the unsettled cash consideration from the disposal of the Group's interest comprising 875 fully paid ordinary shares in REXCAPITAL Infrastructure Limited. Pursuant to the sale and purchase agreement dated 29 October 2003, the consideration for the disposal of the Group's interest in REXCAPITAL Infrastructure Limited amounted to HK$350,000,000. As at 31 March 2006, none of the cash consideration of HK$350,000,000 was settled and there has not been any subsequent settlement up to the date of approval of the financial statements. A full provision has been made in the financial statements in respect of the receivable.

Also, included in other receivables of the Company and the Group is a balance of HK$4,672,000 representing deposit paid for exploring potential investment projects. During the year, such amount was impaired because of cessation of the exploration.

(iii) The carrying amounts of trade and other receivables of the Group and the Company approximate their fair values at the balance sheet dates.

23. AMOUNT DUE FROM/TO A SHAREHOLDER/ A MINORITY SHAREHOLDER/A RELATED COMPANY

The amounts due are unsecured, interest-free and repayable on demand. The carrying amounts of the balances approximate their fair values at the balance sheet dates.

22. 應收賬款及其他應收款項（續）

(ii) 包括於本集團其他應收款項為350,000,000港元之結餘，代表出售本集團於REXCAPITAL Infrastructure Limited之875股已繳足普通股之權益之未收取現金代價。根據二零零三年十月二十九日之買賣協議，出售本集團於REXCAPITAL Infrastructure Limited之權益之代價為350,000,000港元。於二零零六年三月三十一日，350,000,000港元之現金代價均未償付，而直至財務報表獲批准日期為止，亦未有任何其後之付款。於財務報表中已就該應收款項作出全數撥備。

此外，本公司及本集團之其他應收款項中包括一筆為數4,672,000港元之結餘，乃為勘探潛在投資項目而支付之訂金。年內，由於終止勘探行動，該筆款項已減值。

(iii) 本集團及本公司之應收賬款及其他應收款項之賬面值與彼等於結算日之公平價值相若。

23. 應收／應付一位股東／一位少數股東／一間關連公司之款項

該等款項乃無抵押、不計息及須按要求償還。結餘之賬面值與彼等於結算日之公平價值相若。

24. AMOUNTS DUE FROM/TO SUBSIDIARIES

24. 應收／應付附屬公司款項

	Company 本公司	
	2006	2005
	HK$'000	*HK$'000*
	二零零六年	二零零五年
	千港元	*千港元*
Amounts due from subsidiaries 應收附屬公司款項	1,041,777	1,032,879
Less: Provision for impairment 減：減值撥備	(913,184)	(913,182)
	128,593	119,697
Amounts due to subsidiaries 應付附屬公司款項	22,740	26,059

The amounts due are unsecured, interest-free and have no fixed repayment term. In the opinion of the directors, the balances are repayable within 12 months from the balance sheet date. The carrying amounts of the balances approximate their fair values at the balance sheet dates.

該等款項均無抵押、不計息及無固定還款期。董事認為，餘額將由結算日起計12個月內償還。餘額之賬面值與於結算日之公允價值相若。

25. CASH AND CASH EQUIVALENTS　25. 現金及現金等價物

	Group 本集團		Company 本公司	
	2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元	2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Cash at banks and in hand 銀行及手頭上現金	147,419	7,841	145,831	7,741

Cash at banks earn interest at floating rates based on daily bank deposits rates. The carrying amounts of the cash and cash equivalents approximate their fair values at the balance sheet dates.

按銀行每日存款利率，存於銀行之現金按浮動利率賺取利息。現金及現金等價物之賬面值與其於結算日之公允價值相若。

26. TRADE AND OTHER PAYABLES　26. 應付賬款及其他應付款項

Details of the trade and other payables including ageing analysis of trade payables, based on invoice date, are as follows:

根據發票日期，有關應付賬款及其他應付款項之詳情載列如下：

	Group 本集團		Company 本公司	
	2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元	2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Trade payables 應付賬款				
Within 3 months 三個月內	819	–	–	–
4 to 6 months 四至六個月	154	–	–	–
	973	–	–	–
Temporary receipts from customers 來自客戶之暫收款	13,948	–	13,948	–
Other payables and accrued charges 其他應付款項及應計費用	14,879	3,151	10,978	2,851
	29,800	3,151	24,926	2,851

The carrying amounts of trade and other payables of the Group and the Company approximate their fair values at the balance sheet dates.

本集團應付賬款及其他應付款項之賬面值與彼等於結算日之公允價值相若。

27. BORROWINGS

27. 借貸

The borrowings which are repayable on demand are analysed as follows:

按要求償還之借貸分析如下：

		Group 本集團	
		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Loans from securities brokers, secured	來自證券經紀之貸款，有抵押	2,802	2,787
Other loan, unsecured	其他貸款，無抵押	1,030	3,965
		3,832	6,752

Loans from securities brokers are secured by certain equity securities (note 21).

來自證券經紀之貸款以若干股本證券作抵押（附註21）。

All the borrowings are denominated in Hong Kong dollars. Loans from securities brokers are interest-bearing at prime rate plus 3% per annum. Other loan is interest-bearing at 3% per annum over the prevailing prime lending rate offered by the Hong Kong and Shanghai Banking Corporation Limited.

所有借貸均以港元計值。來自證券經紀之貸款則按年最優惠利率加3厘計息。其他貸款每年按香港上海滙豐銀行有限公司之現行最優惠利率加3厘計息。

The carrying amounts of the borrowings approximate their fair values at the balance sheet dates.

借貸之賬面值與結算日之公允價值相若。

28. SHARE CAPITAL

28. 股本

		2006 二零零六年 Number of shares ('000) 股份數目（千股）	2006 二零零六年 HK$'000 千港元	2005 二零零五年 Number of shares ('000) 股份數目（千股）	2005 二零零五年 HK$'000 千港元
Authorised:	法定股本：				
Ordinary shares of HK$0.01 each	每股面值0.01港元之普通股	100,000,000	1,000,000	100,000,000	1,000,000
Issued and fully paid:	已發行及繳足股本：				
At 1 April 2005/2004	於二零零五年/二零零四年四月一日	2,752,452	27,525	1,709,400	17,094
Placing and Subscription *(note (a))*	配售及認購 *（附註(a)）*	256,750	2,568	340,000	3,400
Acquisition of subsidiaries *(note (b))*	收購附屬公司 *（附註(b)）*	600,000	6,000		
Conversion of convertible notes	兌換可換股票據	–	–	617,582	6,176
Exercise of share options *(note (c))*	行使購股權 *（附註(c)）*	18,500	185	85,470	855
Exercise of warrants *(note (d))*	行使認股權證 *（附註(d)）*	4,850	48	–	–
At 31 March 2006/2005	於二零零六年/二零零五年三月三十一日	3,632,552	36,326	2,752,452	27,525

Notes:

(a) Pursuant to a board resolution passed on 15 March 2006, Multichannel Investments Limited ("MIL"), a shareholder of the Company, sold 256,750,000 existing shares of the Company to a placing agent at the placing price of HK$0.59 per share ("Placing"). At the same time, MIL subscribed for 256,750,000 shares of the Company at subscription price of HK$0.59 per share ("Subscription"). As a result of the Placing and Subscription, 256,750,000 new shares of the Company were issued at HK$0.59 per share, resulting in additional share capital of HK$2,568,000 and share premium of HK$148,915,000. The related share issue expenses of HK$9,779,000 were dealt with in the share premium account.

附註：

(a) 根據於二零零六年三月十五日通過之董事會決議案，Multichannel Investments Limited（「MIL」）（本公司一名股東）以每股0.59港元之配售價向配售代理出售256,750,000股現有股份（「配售」）。同時，MIL以每股0.59港元之認購價認購本公司256,750,000股股份（「認購」）。由於配售及認購，本公司以每股0.59港元發行256,750,000股新股，導致股本額外增加2,568,000港元以及股份溢價賬增加148,915,000港元。有關股份發行開支9,779,000港元已於股份溢價賬中處理。

for the year ended 31 March 2006

28. SHARE CAPITAL (continued)

Notes: (continued)

(b) As mentioned in note 32, the Company issued new shares of 600,000,000 as part of the consideration of acquiring 100% issued share capital of Eaglefly. As at the date of acquisition on 19 January 2006, the market price of the shares of the Company was HK$0.223, resulting in additional share capital of HK$6,000,000 and share premium of HK$127,800,000.

(c) During the year, subscription rights attached to 18,500,000 share options of the Company issued during the year (note 29) were exercised at the subscription price of HK$0.166 per share, giving rise to the issue of 18,500,000 shares of HK$0.01 each for a total consideration of HK$3,071,000. Accordingly, additional share capital of HK$185,000 and share premium of HK$2,886,000 is resulted.

(d) On 6 June 2005, an ordinary resolution was duly passed by the shareholders of the Company with respect to the issue of 550,000,000 warrants of the Company at an issue price of HK$0.046 per warrant for total cash consideration of HK$25,300,000 (before issue expenses of HK$1,319,000). Each warrant entitles the holder to subscribe for one ordinary share of the Company of HK$0.01 each at an initial subscription price of HK$0.116 per share at any time during the period from 4 July 2005, the date of issue, to 3 July 2007.

During the year, an aggregate of 4,850,000 new shares of the Company of HK$0.01 each were issued for cash at a subscription price of HK$0.116 each pursuant to the exercise of 4,850,000 warrants for a total cash consideration of HK$563,000. Accordingly, additional share capital of HK$48,000 and share premium of HK$515,000 is resulted.

At the balance sheet date, the Company had 545,150,000 warrants outstanding. The exercise in full of such warrants would, under the present capital structure of the Company, will result in the issue of 545,150,000 additional ordinary shares of the Company, including additional share capital of HK$5,452,000 and share premium of HK$57,785,000 (before expenses).

28. 股本（續）

附註：（續）

(b) [illegible]

(c) [illegible]

(d) [illegible]

[illegible]

[illegible]

29. SHARE OPTION SCHEMES

Company

On 29 July 2002, the Company adopted a share option scheme (the "2002 Scheme"). Under the 2002 Scheme, the directors are authorised, at their discretion, to offer eligible participants, being employees (whether full time or part time), business consultants, agents, financial or legal advisors whom the directors consider, in sole discretion, have contributed to the Group, options to subscribe for new shares of the Company. The directors are authorised to determine exercise price, such price will not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations on the date of offer, which must be a business day; (b) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations for the five business days immediately preceding the date of offer; and (c) the nominal value of an ordinary share.

There is no general requirement that an option must be held for any minimum period before it can be exercised but the directors are empowered to impose at their discretion any requirements at the time of granting any particular option. Upon acceptance of the option, the grantee is required to pay a consideration of HK$1.00 for each lot of share options granted on or before the 30 days after the option is offered.

The period within which the shares must be taken up under an option will be determined by the directors at their discretion but will not be later than 10 years after the date of adoption of the 2002 Scheme.

29. 購股權計劃

本公司

於二零零二年七月二十九日，本公司採納一項購股權計劃（「二零零二年計劃」）。根據二零零二年計劃，董事獲授權可全權向彼等認為對本集團有貢獻之全職或兼職僱員、業務顧問、代理、財務或法律顧問等合資格人士授出購股權以認購本公司新股。董事獲授權可釐定行使價，惟行使價不得低於：(a)股份於授出購股權日期（必須為營業日）在聯交所每日報價表所列之收市價；(b)緊接授出購股權日期前五個營業日股份在聯交所每日報價表所列之平均收市價；及(c)普通股面值（以最高者為準）。

並無購股權承授人須持有購股權之最低期限方可行使之一般規定，惟董事可酌情於授出任何購股權時加任何規定。於接納購股權時，承授人須於授出購股權日期起計30日內就每批獲授之購股權支付代價1.00港元。

承授人接受購股權後須認購股份之期限將由董事酌情釐定，惟不得遲於採納二零零二年計劃當日起計十年。

29. SHARE OPTION SCHEMES (continued)

29. 購股權計劃（續）

Company (continued)

本公司（續）

The total number of shares issued and which may fall to be issued upon exercise of the options granted under the 2002 Scheme and any other share option schemes of the Company (including exercised and outstanding options) to each of the eligible participants in any 12-month period up to the date of grant shall not exceed 1% of the shares in issue as at the date of grant.

授予個別合資格參與者之已發行及因按二零零二年計劃或本公司任何其他購股權計劃授出之購股權（包括已行使及未行使之購股權）獲行使而予以發行之股份總數，於截至授出日期之任何十二個月期間內，不得多於授出日期已發行股份之1%。

The maximum number of shares which may be issued upon exercise of all options to be granted under the 2002 Scheme and any other share option schemes of the Company must not exceed 10% of the issued share capital of the Company on the date of approval and adoption of the 2002 Scheme provided that the Company may at any time seek approval from its shareholders to refresh the limit to 10% of the shares in issue as at the date of approval by the shareholders in general meeting where such limit is refreshed.

因行使二零零二年計劃或任何本公司其他購股權計劃授出之購股權而發行之股份數目，最高不得超過本公司於批准及採納二零零二年計劃當日之已發行股本之10%，惟本公司可於任何時候尋求其股東批准更新限額，至股東於更新該限額之股東大會批准當日之已發行股份之10%。

The movement of the share options granted by the Company under the 2002 scheme are as follows:

根據二零零二年計劃本公司授出之購股權變動如下：

		2006 Number 二零零六年 數目	2005 Number 二零零五年 數目
At 1 April 2005/2004	於二零零五年／二零零四年四月一日	101,517,006	32,234,012
Granted *(note (a))*	授出（附註*(a)*）	275,200,000	170,869,970
Lapsed	失效	–	(16,117,006)
Exercised *(note (b))*	已行使（附註*(b)*）	(18,500,000)	(85,469,970)
At 31 March 2006/2005	於二零零六年／二零零五年三月三十一日	358,217,006	101,517,006

29. SHARE OPTION SCHEMES (continued) 29. 購股權計劃（續）

Company (continued) 本公司（續）

The exercise price and exercisable periods of the share options are as follows:

購股權之行使價及行使期如下：

		2006 二零零六年		2005 二零零五年	
		Number 數目	Exercise price per share HK$ 每股行使價 港元	Number 數目	Exercise price per share HK$ 每股行使價 港元
Exercisable period:	行使期：				
2.1.2004 – 1.1.2014	二零零四年一月二日至二零一四年一月一日	16,117,006	0.1600	16,117,006	0.1600
20.12.2004 – 19.12.2014	二零零四年十二月二十日至二零一四年十二月十九日	85,400,000	0.0880	85,400,000	0.0880
27.6.2005 – 26.6.2015	二零零五年六月二十七日至二零一五年六月二十六日	85,200,000	0.1660	–	–
20.7.2005 – 19.7.2015	二零零五年七月二十日至二零一五年七月十九日	171,500,000	0.1660	–	–
At 31 March	於三月三十一日	358,217,006		101,517,006	

Notes:

附註：

(a) Share options were vested once granted.

(a) 購股權已於授出時歸屬。

(b) In respect of the share options exercised in the current financial year, the weighted average share price of the Company at the dates of exercise ranged from HK$0.44 to HK$0.64 (2005: HK$0.05) per share. The share options exercised during the year resulted in the issue of 18,500,000 ordinary shares of the Company (note 28 (c)).

(b) 就於本財政年度內行使之購股權而言，於行使日本公司之加權平均股價為每股0.44港元至0.64港元（二零零五年：0.05港元）。於年內行使之購股權導致本公司發行18,500,000股普通股（附註28 (c)）。

29. SHARE OPTION SCHEMES (continued)

Company (continued)

As mentioned in note 2.1(d), the adoption of HKFRS 2 has no financial impact to the share options granted by the Company in prior years. However, all the share options granted during the year have been accounted for under HKFRS 2. The fair value of the 275,200,000 share options at the date of grant was HK$24,049,000 in aggregate which has been recognised as to HK$3,696,000 as staff costs and HK$20,353,000 as consultancy fee in the income statement for the year ended 31 March 2006.

The fair values of share options granted during the year were determined by an independent valuer using the Binomial Model (the "Model"). Details of the inputs to the Model are as follows:

Expected volatility (%)	42.18%
Risk-free interest rate (%)	3.38%
Dividend yield (%)	0.00%

Expected volatility at the date of grant represents historical volatilities which was calculated using the 90-day historical share prices of the Company preceding the date of grant.

At the balance sheet date, the Company had 358,217,000 share options outstanding under the 2002 Scheme. The exercise in full of these remaining share options would, under the present capital structure of the Company, will result in the issue of 358,217,000 additional ordinary shares of the Company including additional share capital of HK$3,582,000 and share premium of HK$49,124,000.

Subsequent to the balance sheet date and up to the date of these financial statements, no share option has been granted.

29. 購股權計劃（續）

本公司（續）

如附註2.1(d)所述，採納香港財務報告準則第2號對本公司於過往年度授出之購股權並無財務影響。然而，所有於年內授出之購股權已按照香港財務報告準則第2號入賬。275,200,000股購股權於授出日之公允價值總額為24,049,000港元，已於截至二零零六年三月三十一日止年度收益表確認其中3,696,000港元為員工成本及20,353,000港元為顧問費。

於年內授出購股權之公允價值乃使用二項式模式（「模式」）釐定。輸入模式之資料如下：

預期波幅(%)	42.18%
無風險利率(%)	3.38%
股息(%)	0.00%

於授出日之預期波幅，即以於授出日前本公司九十日歷史股價計算之歷史波幅。

於結算日，根據二零零二年計劃，本公司有358,217,000股未行使購股權。倘該等餘下購股權獲悉數行使，於本公司現有資本架構下，將導致本公司發行358,217,000股額外之普通股，包括額外股本3,582,000港元及額外股份溢價49,124,000港元。

於結算日後及截至本財務報表日期，概無購股權授出。

29. SHARE OPTION SCHEMES (continued)

Subsidiary

On 31 December 2005, Terra Solar Global, Inc. ("TSG"), a subsidiary of the Group, implemented a share option scheme (the "2005 Scheme"). Under the 2005 Scheme, TSG's directors (the "TSG directors") are authorised to offer share options of TSG to eligible participants, being directors, officers, other employee and consultants of TSG and its subsidiaries.

The TSG directors are authorised to determine exercise price per share. Such price shall not be less than (i) 110% of the fair market value per share on the date of grant if the options are granted to employee as defined under the 2005 Scheme and at the time of grant of the options, the employee owns more than 10% of the voting power of all classes of shares of TSG or any parent or subsidiary; or (ii) the fair market value per share on the date of grant for cases other than that described in (i).

The period within which the shares must be taken up under an option will be determined by the TSG directors, but not more than 5 or 10 years from the date of grant, depending on the situations as described in the 2005 Scheme.

29. 購股權計劃（續）

附屬公司

二零零五年十二月三十一日，Terra Solar Global, Inc.（「TSG」）（本集團之附屬公司）實施一項購股權計劃（「二零零五年計劃」）。根據二零零五年計劃，TSG之董事（「TSG董事」）獲授權提出TSG之購股權予合資格參與者，即TSG及其附屬公司之董事、高級職員、其他僱員以及顧問。

TSG董事獲授權釐定每股股份之行使價，惟(i)倘購股權乃授予根據二零零五年計劃定義之僱員，而有關僱員在獲授購股權時擁有超過10% TSG或其母公司或附屬公司之所有類別股份之投票權，有關價格不能低於授出日每股之公允市值之110%；或(ii)倘為(i)所述情況以外者，有關價格不能低於授出日每股之公允市值。

認購權證涉及之股份必須接納之期限由董事會釐定，但根據二零零五年計劃所述之情況不得多於5年或10年。

for the year ended 31 March 2006 截至二零零六年三月三十一日止年度

29. SHARE OPTION SCHEMES (continued) 29. 購股權計劃（續）

Subsidiary (continued) 附屬公司（續）

The options granted under the 2005 Scheme shall be exercisable upon its having vested in accordance with the vesting schedule and upon and after the registration date.

根據歸屬時間表，以及於註冊日及其後，按二零零五年計劃授出之購股權於其歸屬後可行使。

The aggregate number of shares which may be issued pursuant to the 2005 Scheme is 1,500. If any option granted under the 2005 Scheme shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, or if TSG shall reacquire any option, the unpurchased shares subject to such options shall again be available for grants of options under the 2005 Scheme. The maximum aggregate number of shares of TSG that may be granted in the form of share options in any one fiscal year to an eligible participant shall be 1,000 shares.

根據二零零五年計劃可能發行之股份總數為1,500股。倘按二零零五年計劃授出之任何購股權到期失效，或因任何原因終止而未獲悉數行使，或因任何原因而全部或部份變成不能行使，或倘TSG再購回任何購股權，有關購股權未被購入之股份將可根據二零零五年計劃再用於授出購股權之用。於任何一個財政年度可以購股權形式授予合資格參與者之TSG之股份之總數最高為1,000股。

The movement of the share options granted under the 2005 Scheme are as follows:

根據二零零五年計劃授出之購股權之變動如下：

	2006 Number 二零零六年 數目	2005 Number 二零零五年 數目
At 1 April 2005/2004 於二零零五年／二零零四年四月一日	–	–
Granted 已授出	1,226	–
At 31 March 2006/2005 於二零零六年／二零零五年三月三十一日	1,226	–

29. SHARE OPTION SCHEMES (continued)

Subsidiary (continued)

During the year, 1,226 share options were granted under the 2005 Scheme with exercise price of HK$6,153 (equivalent to US$794) per option. As at 31 March 2006, 520 share options were vested and exercisable. The outstanding share options as at 31 March 2006 are exercisable from the date of vesting to 31 December 2015.

The share options granted under the 2005 Scheme during the year have been accounted for under HKFRS 2 and as a result, HK$137,000 has been recognised as staff costs in the income statement for the year ended 31 March 2006.

The fair values of share options granted during the year were determined by an independent valuer using the Black-Scholes Option Pricing Model (the "Black-Scholes Model"). Details of the inputs to the Black-Scholes Model are as follows:

Expected volatility (%)	3.46%
Risk-free interest rate (%)	4.53%
Dividend yield (%)	0.00%

Risk free interest rate represents the yields to maturity of respective US Federal 10 year Treasury Note.

At the balance sheet date, TSG had 1,226 share options outstanding under the 2005 Scheme which represented 12.3% of the issued share capital of TSG on the same date.

Subsequent to the balance sheet date and up to the date of these financial statements, no share option had been granted under the 2005 Scheme.

29. 購股權計劃（續）

附屬公司（續）

年內，已根據二零零五年計劃授出1,226份購股權，行使價為每份購股權6,153港元（相等於794美元）。於二零零六年三月三十一日，520份購股權已歸屬及可予行使。於二零零六年三月三十一日尚未行使之購股權可於歸屬日期起至二零一五年十二月三十一日期間行使。

於年內根據二零零五年計劃授出之購股權已根據香港財務報告準則第2號列賬，因此，其中137,000港元已於截至二零零六年三月三十一日止年度之財務報表中確認為僱員成本。

年內授出之購股權之公平值乃由獨立估值師使用柏力克－舒爾斯期權定價模式（「柏力克－舒爾斯模式」）釐定。輸入柏力克－舒爾斯模式之資料如下：

預期波幅(%)	3.46%
無風險利息率(%)	4.53%
股息(%)	0.00%

無風險利息即各10年期美國聯邦國庫票據到期孳息。

於結算日，根據二零零五年計劃，TSG有1,226份購股權尚未行使，相當於TSG已發行股本約12.3%。

於結算日後及至本財務報表日期止，概無根據二零零五年計劃授出購股權。

for the year ended 31 March 2006 [illegible]

30. RESERVES　30. 儲備

Company　本公司

		Share premium HK$'000 股份溢價 千港元	Share option reserve HK$'000 (note (a)) 購股權儲備 千港元 (附註(a))	Contributed surplus HK$'000 (note (b)) 繳入盈餘 千港元 (附註(b))	Warrant reserve HK$'000 (note (c)) 認股權證儲備 千港元 (附註(c))	Accumulated losses HK$'000 累計虧損 千港元	Total HK$'000 總計 千港元
At 1 April 2004	於二零零四年四月一日	431,125	–	611,786	–	(654,010)	388,901
Loss for the year/Total recognised income and expense for the year	年內虧損/已確認收入及開支總額					(355,125)	(355,125)
Shares issued on placement	因配售而發行股份	10,230	–	–	–	–	10,230
Expenses for placement of shares	配售股份之開支	(464)	–	–	–	–	(464)
Shares issued on conversion of convertible notes	因兌換可換股票據而發行股份	18,824	–	–	–	–	18,824
Exercise of share options	行使購股權	2,974	–	–	–	–	2,974
At 31 March 2005 and 1 April 2005	於二零零五年三月三十一日及二零零五年四月一日	463,659	–	611,786	–	(1,009,135)	66,310
Loss for the year/Total recognised income and expense for the year	年內虧損/已確認收入及開支總額	–	–	–	–	(35,701)	(35,701)
Share-based compensation (note 29)	以股份支付的補償（附註29）	–	24,049	–	–	–	24,049
Shares issued on Placing and Subscription (note 28(a))	因配售及認購而發行股份（附註28(a)）	148,915	–	–	–	–	148,915
Share issue expenses (note 28(a))	股份發行開支（附註28(a)）	(9,339)	–	–	–	–	(9,339)
Shares issued on acquisition of a subsidiary (note 28(b))	因收購一間附屬公司而發行股份（附註28(b)）	127,800	–	–	–	–	127,800
Exercise of share options (note 28(c))	行使購股權（附註28(c)）	4,503	(1,617)	–	–	–	2,886
Issue of warrants (note 28(d))	發行認股權證（附註28(d)）	–	–	–	23,951	–	23,951
Exercise of warrants (note 28(d))	行使認股權證（附註28(d)）	726			(211)		515
At 31 March 2006	於二零零六年三月三十一日	731,824	22,432	611,786	23,740	(1,044,836)	348,976

30. RESERVES (continued)

Company (continued)

Notes:

(a) The share option reserve arises from the share based compensation regarding the share options granted by the Company and a subsidiary as referred to in note 29.

(b) Under the Companies Act of Bermuda, the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of the contributed surplus, if:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium account.

(c) Warrant reserve represents the net proceeds received from the issue of warrants of the Company. The reserve will be transferred to share capital and share premium accounts upon the exercise of the warrants.

In the opinion of the directors, as at 31 March 2006, the Company had no reserves available for distribution to its shareholders (2005: Nil).

30. 儲備（續）

本公司（續）

附註：

(a) 購股權儲備乃由有關本公司及一間附屬公司授出購股權（詳情見附註29）之以股份支付補償產生。

(b) 根據百慕達公司法，本公司之繳納盈餘賬可供分派。然而，如在下列情況下，本公司不能宣派或派付股息，或自繳納盈餘作出分派：

(i) 本公司當時或於作出付款後未能償還到期之負債；或

(ii) 本公司資產之可變現價值將因此而低於本公司負債、已發行股本及股份溢價賬之總和。

(c) 認股權證儲備指本公司發行認股權證之所得款項淨額。該儲備將於認股權證獲行使時轉撥至股本及股份溢價賬。

董事認為，本公司於二零零六年三月三十一日並無可供分派予股東之儲備（二零零五年：無）。

31. MAJOR NON-CASH TRANSACTION

Part of the purchase consideration of acquisition of Eaglefly during the year as mentioned in note 32 was settled by 600,000,000 ordinary shares of the Company at the price of HK$0.223 per share, which amounted to HK$133,800,000.

31. 主要非現金交易

附註32所載於年內收購Eaglefly之部份購買代價，以每股發行價0.223港元之600,000,000股本公司普通股清償，總額為133,800,000港元。

32. ACQUISITION OF SUBSIDIARIES

On 19 January 2006, the Group acquired 100% of the issued share capital of Eaglefly Technology Limited ("Eaglefly") together with the shareholder's loan (the "Acquisition") from Multichannel Investments Limited. Eaglefly is incorporated in the British Virgin Islands and is an investment holding company. Eaglefly has 51% equity interests in Terra Solar Global, Inc. which has 100% equity interests in Terra Solar North America, Inc. (collectively, the "TS Group"). As at the date of Acquisition, TS Group was principally engaged in development, manufacturing, marketing and sales of solar cells, modules and panels for generating solar electric power and related training and consulting services.

The purchase consideration is HK$158,174,000 which was satisfied as to HK$24,374,000 (equivalent to US$3,145,000) by way of cash and HK$133,800,000 by issuing 600,000,000 ordinary shares of the Company at the price of HK$0.223 per share which represented the market price of the Company's share at the date of Acquisition. After taking into account the professional fees incidental to the Acquisition of HK$3,224,000, the total acquisition cost amounts to HK$161,398,000.

32. 收購附屬公司

於二零零六年一月十九日，本集團向Multichannel Investments Limited收購Eaglefly Technology Limited（「Eaglefly」）100%已發行股本連同股東貸款（「收購」）。Eaglefly於英屬處女群島註冊成立，為一投資控股公司。Eaglefly持有Terra Solar Global, Inc. 51%權益，而Terra Solar Global Inc.則持有Terra Solar North America, Inc.（統稱「TS集團」）100%權益。於收購日，TS集團主要從事用於發電之太陽能電池、組件、電板等之開發、生產、營銷及銷售，以及有關之培訓及顧問服務。

收購代價為158,174,000港元，其中24,374,000港元（相等於3,145,000美元）以現金支付，其餘133,800,000港元則透過以每股0.223港元（即本公司股份於收購日之市價）發行600,000,000股普通股支付。在計入收購附帶之專業費用3,224,000港元後，總收購成本為161,398,000港元。

32. ACQUISITION OF SUBSIDIARIES (continued)　　32. 收購附屬公司（續）

The fair values of the identifiable assets and liabilities of Eaglefly and TS Group as at the date of Acquisition and the corresponding carrying amounts immediately before the Acquisition are as follows:

Eaglefly及TS集團之可識別資產及負債於收購日之公允價值，以及緊接收購前之相關賬面值如下：

		Carrying amount HK$'000 賬面值 千港元	Adjustments HK$'000 調整 千港元	Fair value HK$'000 公允價值 千港元
Goodwill	商譽	70,488	(70,488)	–
Property, plant and equipment	物業、廠房及設備	10,484		10,484
Inventories	存貨	519		519
Unbilled revenue for long-term service contracts	未入賬長期服務合約收入	4,844		4,844
Trade and other receivables	應收賬款及其他應收款項	23,802		23,802
Cash and cash equivalents	現金及現金等價物	573		573
Trade and other payables	應付賬款及其他應付款項	(1,620)		(1,620)
Borrowings	借貸	(4,611)		(4,611)
Minority interests	少數股東權益	(51,194)	34,538	(16,656)
Net assets acquired	收購資產淨值	53,285		17,335
Shareholder's loan acquired	收購股東貸款			3,488
Goodwill arising on Acquisition *(note 16)*	收購產生之商譽（附註16）			140,575
Total acquisition cost	總收購成本			161,398

for the year ended 31 March 2006

32. ACQUISITION OF SUBSIDIARIES (continued) 32. 收購附屬公司（續）

		Fair value *HK$'000* 公允價值 千港元
The total acquisition cost is satisfied by:	總收購成本以下列各項支付：	
Cash	現金	27,598
Shares issued	已發行股份	133,800
		161,398
An analysis of the net cash outflow arising on the Acquisition is as follows:	收購產生之現金流出淨額分析如下：	
Cash consideration paid	已付現金代價	27,598
Bank balances and cash acquired	收購之銀行結餘及現金	(573)
Net outflow of cash and cash equivalents in respect of the Acquisition	有關收購之現金及現金等值流出淨額	27,025

32. ACQUISITION OF SUBSIDIARIES (continued)

32. 收購附屬公司（續）

Notes:

附註：

Since the Acquisition, Eaglefly and TS Group has contributed revenue of HK$7,725,000 and net loss of HK$3,742,000 to the Group's revenue and loss for the year.

自收購後，Eaglefly及TS集團分別為本集團之收入及年內虧損分別帶來7,725,000港元收入及3,742,000港元虧損淨額。

Had the Acquisition been completed on 1 April 2005, the revenue and the loss for the year of the Group would have been HK$12,670,000 and HK$110,801,000 respectively. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the Acquisition been completed on 1 April 2005, nor it is intended to be a projection of future results.

收購已於二零零五年四月一日完成，本集團之收入及年內虧損分別為12,670,000港元及110,801,000港元。備考資料僅供說明用途，並非收購事項於二零零五年四月一日完成收購而將可達致之本集團收入及營運業績，亦並非作為預測未來業績。

33. OPERATING LEASE COMMITMENTS

33. 經營租賃承擔

At 31 March 2006, the total future minimum lease payments in respect of office premises under non-cancellable operating leases were payable by the Group as follows:

於二零零六年三月三十一日，根據不可解除之經營租賃，本集團須於下列期間就辦公室物業按經營租賃支付之最低租賃款項總額如下：

		Group 本集團	
		2006	2005
		HK$'000	*HK$'000*
		二零零六年	二零零五年
		千港元	千港元
Within one year	一年內	2,247	–
In the second to fifth year inclusive	第二至第五年（包括首尾兩年）	11,831	–
Over five years	超過五年	18,116	–
		32,194	–

The Group leases land and buildings under an operating lease. The lease runs for an initial period of 10 years, with an option to renew the lease and renegotiate the terms at the expiry date. The lease does not include any contingent rentals.

本集團根據經營租約租賃土地及樓宇。租賃初步期限為十年，而於到期日可選擇續租並重新磋商條款。該租賃並無包括任何或然租金。

34. CAPITAL COMMITMENTS

Group

As at 31 March 2006, the Group had the following capital commitments:

(i) The Group has entered into a contract with a company, in which a director of the Company has equity interest, for the purchase and installation of certain manufacturing equipments which are used/to be used in a long-term service contract. The amount of the purchase contract is approximately HK$43,014,000 and other associated charges relating to the contract which are to be billed on labour and material basis is HK$3,100,000. As at 31 March 2006, costs of HK$5,619,000 in relation to the contract have been incurred by the Group and the amount of commitment arising from the contract was HK$40,495,000.

(ii) Pursuant to the signing of two joint venture agreements by a subsidiary on 10 January 2005, the Group is required to make capital contribution of approximately HK$15,500,000 (US$2,000,000) and HK$988,000 (US$127,500) respectively. As at 31 March 2006, the Group has not yet made any of such capital contributions.

Company

The Company had no material capital commitment as at the balance sheet dates.

34. 資本承擔

本集團

於二零零六年三月三十一日，本集團之資本承擔如下：

(i) 本集團與一間公司（本公司董事持有該公司股權）就購買及安裝若干生產設備訂立一項合約，該批生產設備已用／將用於長期服務合約。購買合約之金額約為43,014,000港元，而有關合約的其他關連費用將按勞工及原材料入賬之金額為3,100,000港元。於二零零六年三月三十一日，本集團就有關合約之成本為5,619,000港元，而合約產生之承擔金額為40,495,000港元。

(ii) 根據兩份由一間附屬公司於二零零五年一月十日簽署之合資企業協議，本集團須分別作出約15,500,000港元（2,000,000美元）及988,000港元（127,500美元）之資本承擔。於二零零六年三月三十一日，本集團尚未作出任何有關資本承擔。

本公司

於結算日，本公司並無重大資本承擔。

35. CONTINGENT LIABILITIES AND LITIGATIONS

The Group

On 21 September 1999, a former director of the Company, Mr Wong Chong Shan, commenced proceedings in the High Court against the Company claiming a sum of HK$5,000,000. Mr Wong Chong Shan alleged that he paid the said sum on the Company's behalf in August 1997 to a third party as deposit and that the Company failed to make repayment to him. The directors have considered the matter and are of the opinion that since no positive steps have been taken by Mr Wong Chong Shan to proceed with the action since June 2000, it is not necessary at this stage to make a provision in the financial statements for these proceedings.

The Company

The Company has issued corporate guarantee to certain securities brokers for securing the credit facilities granted by the brokers to one of its subsidiaries on securities accounts. As at 31 March 2006, HK$712,000 of the credit facilities was utilised by the subsidiary.

35. 或然負債及訴訟

本集團

於一九九九年九月二十一日，本公司之前任董事黃創山先生於高等法院提出向本公司索償合共5,000,000港元。黃創山先生聲稱於一九九七年八月代表本公司向第三方支付該款項作為按金，惟本公司並未向其償還該款項。董事經考慮有關事宜後，認為由於黃創山先生自二零零零年六月後並無就有關訴訟採取行動，故在現階段毋須就此於財務報表中作出撥備。

本公司

本公司已發行公司擔保予若干證券經紀商，以作為經紀向授出信貸融通予其中一間附屬公司之證券戶口之抵押。於二零零六年三月三十一日，附屬公司動用之信貸融通為712,000港元。

36. MATERIAL RELATED PARTY TRANSACTIONS

36. 重大關連人士交易

Particulars of material related party transactions during the year are as follows:

年內重大關連人士交易詳情如下：

		Notes 附註	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Interest expense on loan from a related party, unsecured	關連公司給予之貸款利息開支，無抵押	(a)	170	99
Operating lease charges in respect of properties	物業之經營租賃費用		–	291
Purchase of manufacturing equipments	購入生產設備	34(i)	5,619	–
Research and development expenses	研發開支	(b)	969	–
Secondment service income	借調服務收入	(c)	2,628	1,613

Notes:

附註：

(a) During the year, interest expense of HK$170,000 (2005: HK$99,000) were paid in respect of a loan from a company in which a former director of the Company has equity interest.

(a) 年內，已就本公司一名前任董事擁有股份權益之公司所提供之貸款支付利息170,000港元（二零零五年：99,000港元）。

36. MATERIAL RELATED PARTY TRANSACTIONS (continued)

(b) The Group has entered into research and development agreement with a related company in which a director of the Company has the equity interest. Research and development expenses incurred by the Group during the year in respect of the agreement was HK$969,000.

(c) Secondment service income of HK$2,628,000 (2005: HK$1,613,000) were derived from secondment of staff to a related company in which a former director of the Group has equity interest.

37. FINANCIAL RISK MANAGEMENT

The Group does not have written risk management policies and guidelines. However, the board of directors meets periodically to analyse and formulate measures to manage the Group's exposure to market risk, including principally changes in interest rates. Generally, the Group employs a conservative strategy regarding its risk management. As the directors of the Company consider that the Group's exposure to market risk is kept at a minimum level, the Group has not used any derivatives or other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes.

36. 重大關連人士交易（續）

(b) 本集團與一間關連公司訂立研究及開發協議，而本公司一名董事持有該關連公司股權。本集團年內就該協議之研發費用為969,000港元。

(c) 2,628,000港元（二零零五年：1,613,000港元）之借調服務收入乃來自向一間關連公司提供借調員工服務，而本集團一名前董事持有該關連公司之股權。

37. 金融風險管理

本集團並無書面之風險管理政策及指引。然而，董事會定期開會分析及制訂措施以管理本集團面對之市場風險，主要包括利率之變動。一般來說，本集團採用較保守策略進行風險管理。由於本公司董事認為本集團面對之市場風險已保持於低水平，故本集團並無就對沖用途使用任何衍生工具或其他工具。本集團亦無持有或發行衍生金融工具以作交易用途。

37. FINANCIAL RISK MANAGEMENT (continued)

The financial assets of the Group comprise primarily securities in listed and unlisted companies, amounts due from customers of contract works, trade and other receivables, cash and cash equivalents. The financial liabilities of the Group comprise trade and other payables and borrowings.

(a) Interest rate risk

The Group has no significant interest-bearing assets apart from cash and cash equivalents. The Group's interest rate risk arising from borrowings are disclosed in note 27.

(b) Foreign currency risk

The Group's exposure to risk resulting from changes in foreign currency exchange rates is minimal.

(c) Credit risk

Generally, the maximum credit risk exposure of financial assets is the carrying amount of the financial assets as shown on the face of the consolidated balance sheet. Credit risk, therefore, is only disclosed in circumstances where the maximum potential loss differs significantly from the financial asset's carrying amount.

The Group's amounts due from customers of contract works and trade and other receivables are actively monitored to avoid significant concentrations of credit risk.

37. 金融風險管理（續）

本集團之金融資產主要包括上市及非上市公司證券、應收合約工程客戶款項、應收賬款及其他款項、現金及現金等價物。本集團金融負債包括應付賬款、其他應付款項及借貸。

(a) 利率風險

除現金及現金等價物外，本集團並無重大計息資產。本集團之利率風險來自附註27所披露之借貸。

(b) 外幣風險

本集團因外幣匯率變動而需面對之風險輕微。

(c) 信貸風險

一般來說，金融資產面臨最大之信貸風險，乃金融資產於綜合資產負債表所呈列之賬面值。因此，僅當最大潛在金融虧損與有關金融資產之賬面值顯著不同時，才披露信貸風險。

本集團應收合約工程客戶之款項、應收賬款及其他應收款項均受積極監察，以避免重大集中之信貸風險。

37. FINANCIAL RISK MANAGEMENT (continued)

(d) Liquidity risk

The Group applies prudent liquidity risk management by maintaining sufficient amount of cash and keeping committed credit line available from high quality lenders.

(e) Price risk

The Group is exposed to equity security price risk because of its investments in securities held for trading. They are stated at fair value at each balance sheet date. The management monitors and manages this risk exposure by maintaining a portfolio of investments with different risk profiles.

(f) Fair Value

The directors consider that the fair value of financial assets and financial liabilities reported in the consolidated balance sheet approximate their carrying amounts.

37. 金融風險管理（續）

(d) 流動資金風險

本集團採取審慎的流動資金風險管理，維持充足的現金額，並維持由優質放款人提供可予動用之信貸額度。

(e) 價格風險

本集團面臨股本證券價格風險，乃因其持有作交易之證券投資，該等證券投資乃於每一結算日按公允值列值，管理層透過具有不同風險狀況之投資組合，以監察及管理該等風險承擔。

(f) 公允價值

董事認為金融資產及金融負債呈報於綜合資產負債表上之公允價值，與其之賬面值相若。

		2002 HK$'000	2003 HK$'000 (Restated)	2004 HK$'000 (Restated)	2005 HK$'000 (Restated)	2006 HK$'000 二零零六年 千港元
Results	業績					
Turnover		5,543	4,784	6,050	3,769	12,354
(Loss)/Profit before income tax		(364,875)	5,948	(2,135)	(375,796)	(97,323)
Income tax expense		–	18	–	(517)	(118)
(Loss)/Profit for the year		(364,875)	5,966	(2,135)	(376,313)	(97,441)
Minority interests		–	–	9	–	1,935
(Loss)/Profit attributable to the shareholders		(364,875)	5,966	(2,126)	(376,313)	(95,506)
Assets and liabilities	資產及負債					
Property, plant and equipment		397,156	395,018	4	3	12,106
Goodwill		–	53,314	50,602	47,890	140,575
Net current (liabilities)/assets		(149,154)	(6,184)	369,677	38,042	179,774
Total assets less current liabilities		248,002	442,148	420,283	85,935	332,455
Obligations under finance leases		(32)	–	–	–	–
Convertible notes		(49,631)	(69,000)	–	–	–
Net assets		198,339	373,148	420,283	85,935	332,455
Share capital		124,383	13,079	17,094	27,525	36,326
Reserves		73,956	360,069	403,189	58,410	281,408
Equity attributable to equity holders		198,339	373,148	420,283	85,935	317,734
Minority interests		–	–	–	–	14,721
Total equity		198,339	373,148	420,283	85,935	332,455